As filed with the Securities and Exchange Commission on July 14, 1994

                                                      Registration No. 33-_____
- -------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        MISSISSIPPI CHEMICAL CORPORATION
             (Exact name of registrant as specified in its charter)

                           ------------------------

           MISSISSIPPI                           2898                    64-0292638
  (State or other jurisdiction       (Primary Standard Industrial     (I.R.S. Employer
of incorporation or organization)     Classification Code Number)    Identification No.)

                           ------------------------

                                  P.O. BOX 388
                         YAZOO CITY, MISSISSIPPI  39194
                                 (601) 746-4131
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           ------------------------

                                ROBERT E. JONES
                       VICE PRESIDENT AND GENERAL COUNSEL
                        MISSISSIPPI CHEMICAL CORPORATION
                                  P.O. BOX 388
                         YAZOO CITY, MISSISSIPPI  39194
                                 (601) 746-4131
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           ------------------------

                                   Copies to:
    Frederick W. Axley, P.C.                   Leonard M. Leiman, Esq.
    McDermott, Will & Emery                    Fulbright & Jaworski L.L.P.
    227 West Monroe Street                     666 Fifth Avenue
    Chicago, Illinois  60606-5096              New York, New York  10103

                           ------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

- -------------------------------------------------------------------------------------------------------------
                                       Calculation of Registration Fee
=============================================================================================================
                                                    Proposed maximum     Proposed maximum
  Title of each class of          Amount to be       offering price     aggregate offering      Amount of
securities to be registered      registered(1)        per share(2)           price(2)        registration fee
- -------------------------------------------------------------------------------------------------------------
Common Stock (par value         5,520,000 shares         $15.00            $82,800,000           $28,552
 $.01 per share)
- -------------------------------------------------------------------------------------------------------------

(1) Includes 720,000 shares subject to an over-allotment option granted to the Underwriters.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a).

                           ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------

                       MISSISSIPPI CHEMICAL CORPORATION

                             Cross Reference Sheet
                     Pursuant to Regulation S-K Item 501(b)

                     Form S-1 Item                                       Location in Prospectus
- --------------------------------------------------------  --------------------------------------------------
 1. Forepart of the Registration Statement and Outside    Outside Front Cover Page
      Front Cover Page of Prospectus....................
 2. Inside Front and Outside Back
      Cover Pages of Prospectus.........................  Inside Front and Outside Back Cover Pages
 3. Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges................  Prospectus Summary; The Company;
                                                          Investment Considerations
 4. Use of Proceeds.....................................  Use of Proceeds
 5. Determination of Offering
      Price.............................................  Outside Front Cover Page; Underwriting
 6. Dilution............................................  Dilution
 7. Selling Security Holders............................  Principal and Selling Shareholders
 8. Plan of Distribution................................  Outside Front Cover Page; Underwriting
 9. Description of Securities to
      Be Registered.....................................  Prospectus Summary; Capitalization; Description
                                                          of Capital Stock
10. Interests of Named Experts and Counsel..............  Legal Matters; Experts
11. Information with Respect to the Registrant..........  Outside Front Cover Page; Prospectus
                                                          Summary; Investment Considerations; The
                                                          Company; Capitalization; Dividend Policy;
                                                          Selected Financial Data; Management's
                                                          Discussion and Analysis of Financial Condition
                                                          and Results of Operations; Business;
                                                          Management; Principal and Selling Shareholders;
                                                          Certain Relationships and Related Transactions;
                                                          Description of Capital Stock; Shares Eligible for
                                                          Future Sale; Financial Statements
12. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities....  *

- ------------------------
*  Not applicable

                  SUBJECT TO COMPLETION, DATED JULY 14, 1994

                                4,800,000 SHARES


                        MISSISSIPPI CHEMICAL CORPORATION

                                     [LOGO]

                                  COMMON STOCK
                                ($.01 PAR VALUE)

         Of the 4,800,000 shares of Common Stock offered hereby, 3,200,000 are being issued and sold by the Company and 1,600,000 are being sold by the Selling Shareholders. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders." It is currently estimated that the
    public offering price will be between $       and $       per share.  See
    "Underwriting" for information relating to the method of determining the public offering price.

         Prior to this offering there has been no established trading market for the Common Stock. Application has been made to approve the Common Stock for quotation in the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "MISS."

         FOR INFORMATION CONCERNING CERTAIN FACTORS RELATING TO THIS OFFERING, SEE "INVESTMENT CONSIDERATIONS."

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
       THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                   Underwriting                    Proceeds to
                         Price    Discounts and     Proceeds to      Selling
                       to Public  Commissions(1)     Company(2)    Shareholders
- --------------------------------------------------------------------------------
Per Share............  $          $                $               $
Total(3).............  $          $                $               $
================================================================================

    (1) See "Underwriting" for indemnification arrangements.
    (2) Before deducting estimated expenses of $        payable by the Company.
    (3) The Company and certain Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 720,000 additional shares of Common Stock solely to cover over-allotments, if any. If this option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
        Shareholders will be $       , $       , $       and $      ,
        respectively.  See "Underwriting."

         The shares of Common Stock offered hereby are being offered by the several Underwriters named herein, subject to prior sale and acceptance by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that the Common Stock will be available for
    delivery on or about          , 1994 at the offices of Wertheim Schroder &
    Co. Incorporated, New York, New York.


    WERTHEIM SCHRODER & CO.                              THE ROBINSON-HUMPHREY
         INCORPORATED                                         COMPANY, INC.

                                               , 1994

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS FURNISHED OR THE DATE HEREOF.

         UNTIL                  , 1994 (TWENTY-FIVE DAYS AFTER THE COMMENCEMENT
    OF THE OFFERING), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

         The Company intends to furnish its shareholders with annual reports containing audited financial statements certified by its independent certified public accountants and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.



                               TABLE OF CONTENTS

                                  PAGE                                     PAGE
                                  ----                                     ----

Prospectus Summary................       Fertilizer Industry Overview......
Investment Considerations.........       Business..........................
The Company.......................       Management........................
The Reorganization................       Certain Relationships and
Disposition of NSI................       Related Transactions............
Use of Proceeds...................       Principal and Selling
Dividend Policy...................         Shareholders....................
Dilution..........................       Description of Capital Stock......
Capitalization....................       Shares Eligible for Future Sale...
Selected Financial Data...........       Underwriting......................
Pro Forma Balance Sheet...........       Legal Matters.....................
Management's Discussion and              Experts...........................
  Analysis of Financial Condition        Available Information.............
  and Results of Operations.......       Index to Financial Statements..... F-1




  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                              [Product Flow Chart]

                  [Map showing location of Company facilities]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. Fiscal year references refer to years ending June 30.

                                  THE COMPANY

     Mississippi Chemical Corporation (the "Company") is a major producer and supplier of nitrogen fertilizers in the southern United States, and believes it is one of the nation's lowest-cost nitrogen fertilizer producers. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, dealers and distributors for ultimate use primarily in the southern farming regions of the United States and areas served by the Mississippi River system. The Company's phosphate fertilizers are sold primarily in international markets.

     Nitrogen, phosphorous (contained in phosphate fertilizer) and potassium (contained in potash fertilizer) constitute the three major nutrients required for plant growth. Nitrogen is an essential nutrient for most plants. Phosphorous aids in the photosynthesis process, and potassium is an important regulator of the physiological functions of plants. These elements are all naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are no viable substitutes for nitrogen, phosphate or potash fertilizers in the development and maintenance of high-yield crops.

     Nitrogen Fertilizer. The Company produces nitrogen fertilizers at plants located in Yazoo City, Mississippi, and Donaldsonville, Louisiana. In fiscal 1993, the Company sold over 1.6 million tons of nitrogen fertilizers to farmers, fertilizer dealers and distributors located primarily in the southern United States. Sales of nitrogen products by the Company in fiscal 1993 were $189.1 million, which represented approximately 65% of net sales. Nitrogen products manufactured by the Company include anhydrous ammonia, fertilizer-grade ammonium nitrate, urea/ammonium nitrate ("UAN") solutions and prilled urea. The Company is the largest U.S. manufacturer of ammonium nitrate fertilizer, which is marketed under the trade name Amtrate(R). Amtrate(R) has established significant brand name recognition and a reputation as a high-quality product.

     Phosphate Fertilizer. The Company produces diammonium phosphate fertilizer ("DAP") at its Pascagoula, Mississippi facility. In fiscal 1993, the Company sold over 692,000 tons of DAP, which is the most widely used phosphate fertilizer. Sales of DAP by the Company in fiscal 1993 were $78.9 million, which represented approximately 27% of net sales. All of the Company's phosphate fertilizer sales are made through Atlantic Fertilizer & Chemical Corporation ("Atlantic"), which was appointed the Company's exclusive distributor of DAP when the Company restarted production of DAP in December 1991. In fiscal 1993, approximately two-thirds of the Company's DAP production was sold into international markets, primarily to customers in India, China and Mexico. Phosphate rock, the primary raw material for the production of phosphate fertilizer, is provided under a long-term contract with Office Cherifien des Phosphates ("OCP"), the national phosphate company of Morocco, which is the world's largest producer of phosphate rock. The continued viability and competitiveness of the Company's phosphate operations are dependent on this strategic alliance with OCP. See "Business - Raw Materials."

     Potash Fertilizer. The Company produces potash fertilizer at its facility located near Carlsbad, New Mexico. In fiscal 1993, the Company sold over 283,000 tons of granular 60% K\\2\\O muriate of potash. Potash sales in fiscal 1993 were $20.1 million, which represented approximately 7% of net sales. In May 1994, the Company completed an expansion of its Carlsbad facility at a cost of approximately $1.6 million, which has increased granular potash production capacity from approximately 300,000 tons to approximately 420,000 tons per year. The Company controls the single largest reserve of potash in the U.S., with an estimated remaining life, at current production rates, of approximately 140 years.

     Business Strategy. The Company's products are global commodities which are available from multiple sources; therefore, the Company competes primarily on the basis of price. As a result, the Company stresses low cost and high efficiency in every aspect of its operations. Unlike many of its competitors, the Company maintains a large and experienced field sales force strategically located throughout its trade area. Through its sales force, the Company provides extensive, cost-effective services to its customers to differentiate its products, enhance competitiveness and establish the Company as a preferred supplier. The Company's marketing efforts are focused on geographically proximate markets where lower transportation and distribution costs increase "net backs" (sales less distribution and delivery expense) and result in improved margins. The change in corporate status from a cooperative should present additional opportunities to improve net backs and enhance profit margins. Finally, the Company continuously monitors opportunities to expand its operations through capacity additions, acquisitions, joint ventures and strategic alliances in the fertilizer business.


                               THE REORGANIZATION

     The Company is the successor by merger, effective July 1, 1994, to a business which was formed in 1948 as the first fertilizer cooperative in the United States (the "Cooperative"). The principal business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights which gave the shareholders the right to purchase fertilizer products and receive a patronage refund on fertilizer purchases. On June 28, 1994, the shareholders of the Cooperative approved a plan of reorganization (the "Reorganization"), pursuant to which the Cooperative was merged into the Company, with the Company being the surviving entity. Pursuant to the Reorganization, the common stock of the Cooperative was converted into Common Stock and/or cash. In addition, holders of Capital Equity Credits and Allocated Surplus Accounts of the Cooperative (the "Special Accounts") were offered the right to exchange the Special Accounts for Common Stock. Since July 1, 1994, the Company has operated as a regular business corporation. References in this Prospectus to the Company's operations prior to July 1, 1994, refer to the Cooperative's operations.

     The Board of Directors of the Cooperative decided to implement the Reorganization because it believed that the Company needed greater flexibility in the marketing of its products than was possible under its cooperative status. Following the Reorganization, the Company believes that it will be able to be more responsive to its customers' needs and be better able to promote its position as a preferred supplier of fertilizer products in its core markets in the southern U.S. The Company also believes that its new corporate status will increase opportunities for market expansion and growth of operations. The Company expects to retain the majority of the Cooperative's customer base and expects that its sales and profitability will not be adversely affected by the Reorganization. In addition, following the Reorganization, the Company expects to have enhanced access to capital markets and increased options in connection with potential business combinations. See "The Reorganization."


                                  THE OFFERING

Common Stock offered by the Company................   3,200,000 shares
Common Stock offered by the Selling Shareholders...   1,600,000 shares
Common Stock to be outstanding after the offering..  22,480,043 shares (1)
Use of proceeds....................................  To retire indebtedness.  See "Use of
                                                     Proceeds."
Proposed Nasdaq National Market symbol.............  MISS
Dividend policy....................................  The Company expects to pay a quarterly
                                                     cash dividend of $     per share,
                                                     commencing with a payment in _____ 1995
                                                     with respect to the quarter ending
                                                     December 31, 1994.  See "Dividend Policy."

(1) Assumes conversion of all Special Accounts into shares of Common Stock.

                            SUMMARY FINANCIAL DATA

    For the periods presented, the Company operated as a cooperative. The following table, which sets forth certain financial information, in summary form, with respect to the Cooperative, including certain assumptions to show the effect as though the Company had operated as a regular business corporation, is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and related notes appearing elsewhere herein.

                     (In thousands, except per share data)

                                           Nine Months Ended
                                                March 31                     Fiscal Year Ended June 30
                                          -------------------   ----------------------------------------------------
INCOME STATEMENT DATA:                      1994       1993       1993       1992       1991       1990       1989
- ----------------------                    --------   --------   --------   --------   --------   --------   --------

Net Sales                                 $210,483   $189,071   $289,125   $239,657   $214,990   $180,316   $208,584

Operating Expenses:
  Cost of products sold                    153,154    141,471    213,540    152,324    112,622    110,832    116,814
  Provision for closure of
    gypsum disposal area (1)                 5,922          -          -          -          -          -          -
  Selling, general and
    administrative                          33,585     29,705     46,230     46,529     47,395     38,536     39,213
                                          --------   --------   --------   --------   --------   --------   --------
                                           192,661    171,176    259,770    198,853    160,017    149,368    156,027
                                          --------   --------   --------   --------   --------   --------   --------
Operating Income                            17,822     17,895     29,355     40,804     54,973     30,948     52,557
Interest Expense, Net                       (3,083)    (2,708)    (3,569)    (3,930)    (4,307)    (4,246)    (4,971)
Other Income (Expense)                         258        548        592       (531)       777      2,062      1,295
                                          --------   --------   --------   --------   --------   --------   --------
Margins from Continuing
  Operations Before Income Taxes            14,997     15,735     26,378     36,343     51,443     28,764     48,881
Income Tax (Expense) Credit                 (3,071)      (243)    (3,697)    (4,994)    (3,406)       294     (4,613)
                                          --------   --------   --------   --------   --------   --------   --------
Margins from Continuing
  Operations                              $ 11,926   $ 15,492   $ 22,681   $ 31,349   $ 48,037   $ 29,058   $ 44,268
                                          ========   ========   ========   ========   ========   ========   ========
Income from Continuing
  Operations Assuming Conversion
  from a Cooperative to a
  Regular Business Corporation
  As of July 1, 1988 (2)                  $  9,557   $  9,591   $ 17,808   $ 23,565   $ 35,224   $ 21,544   $ 34,914
                                          ========   ========   ========   ========   ========   ========   ========

Earnings Per Share (3)                    $   0.49   $   0.50   $   0.94   $   1.27   $   1.97   $   1.22   $   2.02
                                          ========   ========   ========   ========   ========   ========   ========

                             SUMMARY FINANCIAL DATA
                                  (Continued)

                     (In thousands, except per share data)


                                     Nine Months Ended
                                          March 31               Fiscal Year
                                    -------------------         Ended June 30
PRO FORMA INCOME DATA:                1994       1993               1993
- ----------------------              --------   --------         -------------
Operating Income                    $ 17,822   $ 17,895              $ 29,355
Interest Expense, Net (4)               (603)      (363)                 (470)
Other Income                             258        548                   592
                                    --------   --------              --------
Income from Continuing Operations
  Before Income Taxes                 17,477     18,080                29,477
Income Tax Expense (5)                (6,283)    (6,941)               (9,624)
                                    --------   --------              --------
Income from Continuing Operations   $ 11,194   $ 11,139              $ 19,853
                                    ========   ========              ========
Earnings Per Share (6)              $   0.50   $   0.50              $   0.89
                                    ========   ========              ========

                                     Nine Months Ended
                                          March 31                     Fiscal Year Ended June 30
                                    -------------------              ------------------------------
OPERATING DATA:                       1994       1993                  1993       1992       1991
- ---------------                     --------   --------              --------   --------   --------
Net Sales:
    Nitrogen                        $137,387   $118,668              $189,127   $176,835   $188,267
    DAP                               57,257     57,855                78,906     36,034          -
    Potash                            14,319     11,566                20,149     25,482     25,251
    Other                              1,520        982                   943      1,306      1,472
                                    --------   --------              --------   --------   --------
    Net Sales                       $210,483   $189,071              $289,125   $239,657   $214,990
                                    ========   ========              ========   ========   ========

                                     Nine Months Ended
                                          March 31                     Fiscal Year Ended June 30
                                    -------------------              ------------------------------
                                      1994       1993                  1993       1992       1991
                                    --------   --------              --------   --------   --------
Tons Sold:
    Nitrogen                           1,204      1,051                 1,602      1,544      1,575
    DAP                                  462        484                   692        262          -
    Potash                               203        163                   283        339        332

                             SUMMARY FINANCIAL DATA
                                  (Continued)

                     (In Thousands, except per share data)

                               At March 31, 1994
                              -------------------              June 30,
BALANCE SHEET DATA:            Actual   Pro Forma (7)            1993
- -------------------           --------  ---------              --------
Working Capital               $ 31,640   $  8,574              $ 22,802
Total Assets                  $294,103   $286,023              $296,053
Long-Term Debt, Excluding
  Current Portion Due         $ 48,950   $  5,602              $ 52,357
Total Shareholders' Equity    $121,548   $168,312              $119,574

 (1) During the nine months ended March 31, 1994, the Company recorded a non-cash charge of approximately $5.9 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge relates to the portion of the disposal facility utilized to date and it is estimated that future charges of approximately $3.0 million will be accrued over the six year estimated remaining life of the disposal facility.

 (2) For the periods presented, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1988, income taxes would have been increased by the following amounts: $2.4 million and $5.9 million for the nine months ended March 31, 1994 and March 31, 1993, respectively; $4.9 million, $7.8 million, $12.8 million, $7.5 million and $9.4 million for fiscal 1993, 1992, 1991, 1990 and 1989, respectively.

 (3) Earnings per share reflect the Reorganization as if it had occurred July 1, 1988. Weighted average shares would have been 19,320,012 and 19,035,276 for the nine months ended March 31, 1994 and March 31, 1993, respectively; 19,035,276, 18,521,287, 17,885,416, 17,723,107 and 17,325,189 for fiscal
     1993, 1992, 1991, 1990 and 1989, respectively.

 (4) Interest expense, net, reflects a reduction in interest expense of $2.5 million and $2.3 million for the nine months ended March 31, 1994 and March 31, 1993, respectively, and $3.1 million for fiscal 1993 related to the reduction in long-term debt from the application of the net proceeds of the offering.

 (5) Reflects taxation as a C corporation as a result of the Reorganization, as well as the reduction in interest expense from the application of the proceeds from the offering.

 (6) Earnings per share is calculated based on the weighted average shares outstanding assuming the Reorganization, (See (3)) had occurred prior to the periods presented, plus the estimated number of shares (3,200,000 shares, assuming a public offering price of $15.00 per share) required to be sold in order to fund the repayment of long-term debt of the Company.

 (7) Reflects (i) the Reorganization, (ii) the disposition of the majority of the Company's interest in Newsprint South, Inc. and (iii) the sale by the Company of 3,200,000 shares of Common Stock in this offering, assuming a public offering price of $15.00 per share and the application of the net proceeds thereof. See "The Reorganization," "Disposition of NSI," "Use of Proceeds" and "Pro Forma Balance Sheet," including the notes thereto.

                           INVESTMENT CONSIDERATIONS


      In addition to the other information set forth in this Prospectus, the following investment considerations should be considered carefully in evaluating the Company and its business before purchasing any shares of Common Stock offered hereby.

 EFFECT OF REORGANIZATION ON OPERATIONS

      Until July 1, 1994, the Company operated as a cooperative. As a cooperative, the substantial majority of the Cooperative's sales of nitrogen fertilizers were made to its shareholders who purchased products pursuant to preferred patronage rights and received patronage refunds with respect to their purchases. The Cooperative paid to its shareholder-customers a patronage refund consisting of the excess of the purchase price of products over the cost of manufacturing, distributing and selling the products. It is expected that the Company will maintain its nitrogen fertilizer customer base even though the Company will not grant preferred patronage rights and will not pay patronage refunds, although there can be no assurance that the Reorganization will not have a material adverse effect on the Company's results of operations. DAP and virtually all of its potash fertilizer have historically been sold by the Company outside the cooperative structure.

 FACTORS AFFECTING FERTILIZER DEMAND AND PRICES

      With virtually all of its nitrogen fertilizer net sales and approximately 80% of its total net sales in fiscal 1993 derived from domestic markets, the Company's operating results are highly dependent upon conditions in the U.S. agricultural industry. A variety of factors beyond the Company's control can materially affect domestic fertilizer demand and pricing. These factors include U.S. planted acreage, government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, crop failure, weather and changes in agricultural production methods.

      International market conditions also significantly influence the Company's business. The market for fertilizers is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing fertilizers, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries, such as the former Soviet Union ("FSU"), and other regulatory policies of foreign governments, as well as the laws and policies of the U.S. affecting foreign trade and investment. The Company is also subject to the risks of doing business abroad, including risks associated with economic or political instability, risks associated with the value of the U.S. dollar and potential import restrictions or quotas.

      In the recent past, fertilizer prices have been extremely volatile, with significant price changes from one growing season to the next. The Company believes that world supply and demand for nitrogen fertilizers are currently in a more favorable balance than in certain prior years. However, nitrogen fertilizer is a global commodity and can be subject to intense price competition from domestic and foreign sources. Between 1987 and 1993, phosphate fertilizer prices declined to their lowest levels since 1977 as a result of an acute supply surplus. During late 1993, the price of phosphate fertilizer increased significantly, primarily in response to increased purchases by China and India, the primary export markets for the U.S. phosphate fertilizer industry. Potash fertilizer prices have remained relatively stable since 1988. No assurance can be given, however, that average realized prices paid for the Company's fertilizer products will continue at current levels.

 SEASONALITY

      The usage of fertilizer is highly seasonal, and the Company's quarterly results reflect the fact that in the Company's markets, significantly more fertilizer is purchased in the spring. Significant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since interim period operating results reflect the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

 DEPENDENCE ON NATURAL GAS

      Natural gas is the primary raw material used in the manufacture of nitrogen fertilizer products. Natural gas is used as both a chemical feedstock and a fuel to produce anhydrous ammonia, which is then utilized in the production of all other nitrogen fertilizers. Anhydrous ammonia is also a raw material in the production of DAP. Accordingly, the Company's profitability may be affected by the price and availability of natural gas. A significant increase in the price of natural gas which is not recovered through an increase in the price of the Company's fertilizer products, or an extended interruption in the supply of natural gas to the Company's production plants, could have a material adverse effect on the Company's results of operations and financial condition. Natural gas is currently available in ample quantities; however, the excess deliverability ("gas bubble") which existed several years ago has dissipated. In recent years, natural gas prices have become increasingly subject to seasonal volatility.

 ENVIRONMENTAL REGULATIONS

      The Company is subject to various environmental laws and regulations of U.S. federal, state and local governments. Significant capital expenditures and operating costs have been incurred and will continue to be incurred on account of these laws and regulations. The Company cannot predict or quantify the impact of new or changed laws or regulations. In the normal course of its business, the Company is exposed to risks such as possible release of hazardous substances into the environment. Such releases could cause substantial damage or injuries. See "Business -Compliance With Environmental Regulations."

 DEPENDENCE ON PHOSPHATE ROCK SUPPLIER

      Phosphate rock is the principal raw material used in the manufacture of DAP. The Company has a long-term requirements contract with OCP, the world's leading phosphate rock supplier. The continued viability and competitiveness of the Company's phosphate fertilizer operations are dependent upon the continuance of this supply contract. See "Business - Raw Materials - Phosphate Rock."

 COMPETITION

      Fertilizer products are global commodities and customers base their purchasing decisions principally on the delivered price of the product. As a result, markets for the Company's products are highly competitive. A number of U.S. producers compete with the Company in domestic and export markets, and producers in other countries, including state-owned and government-subsidized entities, compete with the Company in the U.S. and in foreign markets to which the Company exports. Many of the Company's competitors are significantly larger and have greater financial resources than the Company.

 SHARES ELIGIBLE FOR FUTURE SALE

      Sales of substantial amounts of Common Stock in the public market following the offering could adversely affect the market price of the Common Stock. Prior to the Reorganization, the Cooperative's common stock lacked liquidity due to certain transfer and sales restrictions. The shares of Common Stock issued in the Reorganization are freely transferable and available for sale in the public market. Of the _________ shares of Common Stock that will be outstanding following the offering, all shares will be freely tradable. The Company, as well as holders of ________ shares of Common Stock, including the Selling Shareholders and all officers and directors of the Company, have agreed that they will not offer to sell, contract to sell or dispose of shares of Common Stock for a period of 180 days after the date of this Prospectus, without the prior written consent of Wertheim Schroder & Co. Incorporated.

 NO PRIOR PUBLIC MARKET; VOLATILITY

      Prior to the offering, there has been no established trading market for the Common Stock. Although the Company has applied to have the Common Stock approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained following the offering. The public offering price of the Common Stock offered hereby has been determined in negotiations among the Company, the Selling Shareholders and the Representatives of the Underwriters. The trading price of the Common Stock could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, in recent years the stock market in general, and the market for shares of newly registered stocks in particular, has experienced price fluctuations which have often been unrelated to the operating performance of the affected companies. General market price declines or market volatility in the future could affect the market price of the Common Stock and the public offering price may not be indicative of future market prices.

 ANTI-TAKEOVER PROVISIONS

      Certain provisions of the Company's Articles of Incorporation and Mississippi corporate law could have the effect of discouraging, delaying or making more difficult a change in control of the Company not approved by the Board of Directors of the Company. Among other things, the Articles of Incorporation provide for a classified Board of Directors, require a supermajority vote of the directors or the shareholders on major transactions, and allow the Board of Directors to issue up to 500,000 shares of Preferred Stock and fix the rights, privileges and preferences of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. While the Company has no present intention to issue shares of Preferred Stock, any issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Company, in its Articles of Incorporation, has chosen to be subject to the Mississippi Control Share Act which allows shareholders to decide whether a potential acquiror's shares may exercise voting rights when such a potential acquiror reaches certain thresholds of stock ownership, and has chosen to be subject to the Mississippi Shareholder Protection Act which prevents business combinations with 20% or greater shareholders unless certain conditions are met. See "Description of Capital Stock - Certain Statutory Provisions," and "- Certain Charter Provisions."

                                  THE COMPANY


      The Company is a major producer and supplier of nitrogen fertilizers in the southern United States, and believes it is one of the nation's lowest-cost nitrogen fertilizer producers. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, dealers and distributors for ultimate use primarily in the southern farming regions of the United States and areas served by the Mississippi River system. The Company's phosphate fertilizers are sold primarily in international markets.

      Nitrogen, phosphorous (contained in phosphate fertilizer) and potassium (contained in potash fertilizer) constitute the three major nutrients required for plant growth. Nitrogen is an essential nutrient for most plants. Phosphorous aids in the photosynthesis process, and potassium is an important regulator of the physiological functions of plants. These elements are all naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are no viable substitutes for nitrogen, phosphate or potash fertilizers in the development and maintenance of high-yield crops.

      Nitrogen Fertilizer. The Company produces nitrogen fertilizers at plants located in Yazoo City, Mississippi, and Donaldsonville, Louisiana. In fiscal 1993, the Company sold over 1.6 million tons of nitrogen fertilizers to farmers, fertilizer dealers and distributors located primarily in the southern United States. Sales of nitrogen products by the Company in fiscal 1993 were $189.1 million, which represented approximately 65% of net sales. Nitrogen products manufactured by the Company include anhydrous ammonia, fertilizer-
 grade ammonium nitrate, UAN solutions and prilled urea.    The Company is the
 largest U.S. manufacturer of ammonium nitrate fertilizer which is marketed under the trade name Amtrate(R). Amtrate(R) has established significant brand name recognition and a reputation as a high-quality product.

      Phosphate Fertilizer. The Company produces DAP at its Pascagoula, Mississippi facility. In fiscal 1993, the Company sold over 692,000 tons of DAP, which is the most widely used phosphate fertilizer. Sales of DAP by the Company in fiscal 1993 were $78.9 million, which represented approximately 27% of net sales. All of the Company's phosphate fertilizer sales are made through Atlantic, which was appointed the Company's exclusive distributor of DAP when the Company restarted production of DAP in December 1991. In fiscal 1993, approximately two-thirds of the Company's DAP production was sold into international markets, primarily to customers in India, China and Mexico. Phosphate rock, the primary raw material for the production of phosphate fertilizer, is provided under a long-term contract with OCP, the national phosphate company of Morocco, which is the world's largest producer of phosphate rock. The continued viability and competitiveness of the Company's phosphate operations are dependent on this strategic alliance with OCP. See "Business - Raw Materials."

      Potash Fertilizer. The Company produces potash fertilizer at its facility located near Carlsbad, New Mexico. In fiscal 1993, the Company sold over 283,000 tons of granular 60% K\\2\\O muriate of potash. Potash sales in fiscal 1993 were $20.1 million, which represented approximately 7% of net sales. In May 1994, the Company completed an expansion of its Carlsbad facility at a cost of approximately $1.6 million, which has increased granular potash production capacity from approximately 300,000 tons to approximately 420,000 tons per year. The Company controls the single largest reserve of potash in the U.S., with an estimated remaining life, at current production rates, of approximately 140 years.

      Business Strategy. The Company's products are global commodities which are available from multiple sources; therefore, the Company competes primarily on the basis of price. As a result, the Company stresses low cost and high efficiency in every aspect of its operations. Unlike many of its competitors, the Company maintains a large and experienced field sales force strategically located throughout its trade area. Through its sales force, the Company provides extensive, cost-effective services to its customers to differentiate its products, enhance competitiveness and establish the Company as a preferred supplier. The Company's marketing efforts are focused on geographically proximate markets where lower transportation and distribution costs increase net backs and result in improved margins. The change in corporate status from a cooperative should present additional opportunities to improve net backs and enhance profit margins. Finally, the Company continuously monitors opportunities to expand its operations through capacity additions, acquisitions, joint ventures and strategic alliances in the fertilizer business.

      The Company was incorporated in Mississippi on May 23, 1994 and is the successor to the Cooperative which was incorporated in 1948 as the first fertilizer cooperative in the U.S. The address of its principal executive office is Owen Cooper Administration Building, Highway 49 East, Yazoo City, Mississippi 39194 and its telephone number is (601) 746-4131. As used in this Prospectus, the term "Company" includes Mississippi Chemical Corporation and its wholly-owned subsidiaries, Mississippi Phosphates Corporation and Mississippi Potash, Inc. References in this Prospectus to the Company's operations prior to July 1, 1994 refer to the Cooperative's operations.



                               THE REORGANIZATION

      The Cooperative was incorporated in Mississippi in September 1948 and operated as a cooperative in accordance with the applicable provisions of the Internal Revenue Code. The principal business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights which gave the shareholders the right to purchase fertilizer products and receive a patronage refund on fertilizer purchases.

      On June 28, 1994, the shareholders of the Cooperative approved the Reorganization, pursuant to which the Cooperative was merged, effective July 1, 1994, into the Company, a wholly owned subsidiary of the Cooperative, with the Company being the surviving entity. Pursuant to the Reorganization, the issued and outstanding shares of common stock of the Cooperative were converted into shares of Common Stock and/or cash and holders of Special Accounts were offered the right to exchange those Special Accounts for Common Stock. As of July 1, 1994, an aggregate of 18,776,193 shares of Common Stock had been issued pursuant to the Reorganization and it is estimated that approximately $6.5 million of cash will be paid pursuant to the Reorganization. Up to an additional 503,850 shares of Common Stock may be issued upon the conversion of Special Accounts, including Special Accounts arising from 1994 patronage. As a result of the Reorganization, the Company no longer operates as a cooperative but as a regular business corporation.

 REASONS FOR THE REORGANIZATION

      The Cooperative was formed during a period of severe fertilizer shortages following World War II in order to provide farmers with a reliable source of quality nitrogen fertilizer products at reasonable prices. Farmers and fertilizer dealers purchased stock from the Cooperative in order to secure preferred rights to obtain fertilizer. Shareholders received a patronage refund on fertilizer purchases to the extent of any excess of the sales price over the cost to manufacture and sell the fertilizer. The cooperative structure initially served the Cooperative and its shareholders well with the Cooperative providing high-quality fertilizer products at competitive prices. The value of the Cooperative's stock in the hands of fertilizer users was primarily a function of the prevailing supply/demand relationship for fertilizer and the Cooperative's net cost of producing and selling its products.

      Worldwide production expansions in the late 1970's and early 1980's resulted in an oversupply of fertilizer products. With competitively priced fertilizer products readily available, fertilizer users no longer had the incentive to purchase the Cooperative's stock in order to obtain fertilizer supplies. During the 1980's and 1990's, the business environment for fertilizer manufacturers changed as a result of intensified foreign competition from government-controlled entities, supply/demand imbalances, increased environmental regulations, industry consolidation resulting in fewer, but better capitalized, competitors and increases in the cost of capital equipment. Over the years, the needs of the Cooperative's shareholders were also changing, with a resulting divergence in the stock ownership and customer bases of the Cooperative. The restrictions on ownership of the Cooperative's stock made transfers of shares difficult for a shareholder no longer requiring fertilizer and depressed the value of those shares.

      The Cooperative believed it needed to grow in order to adjust to changing markets, but the cooperative structure provided little flexibility for growth or expansion. The Cooperative's ability to raise capital was limited because it could only sell stock to those who used its products. The Cooperative needed access to capital markets in order to modernize and expand production facilities, take advantage of technological developments and respond to growth opportunities.

      The Cooperative's Board of Directors believed that conversion from a cooperative would address these business needs, while also providing its shareholders with a broader and more liquid market for their shares. Although the Cooperative believed it was one of the most successful fertilizer cooperatives, a year-long study convinced the Board that the rigid, highly regulated cooperative structure limited its ability to operate in the most effective manner. As part of its study, the Board investigated the Company's ability to operate as a regular corporation and to sell its products without patronage refunds. The Cooperative had developed an excellent reputation with its customers, suppliers and competitors as a high quality, dependable supplier of nitrogen, phosphate and potash fertilizers at competitive prices. Field surveys by Company personnel indicated that sales volumes would not be adversely affected by the change from the cooperative structure. The Company anticipates that the strong relationships that the Cooperative developed with its customer-shareholders will help the Company to retain a substantial portion of its existing customer base, while the Company is now also able to sell its products to new customers and in new markets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - General."

      The Company believes that access to broader based capital markets will assist it in expanding its operations, financing required capital expenditures and remaining competitive in its markets. The ability to issue securities not subject to the restrictions of a cooperative should also provide the Company with greater flexibility in connection with potential acquisitions, partnerships and alliances in the fertilizer industry.


                               DISPOSITION OF NSI

 GENERAL

      On June 24, 1994, the Cooperative divested a majority of its interest in Newsprint South, Inc. ("NSI"), its newsprint manufacturing subsidiary. As a result of NSI's significant losses, which were expected to continue, and continuing negative industry trends, the Cooperative's Board of Directors authorized the disposition of NSI. NSI, which was organized in 1986, completed the construction of a 225,000 ton-per-year newsprint mill near Grenada, Mississippi, in 1989. NSI markets its products to newspapers and commercial printers located primarily in the southern United States.

 BACKGROUND

      The Cooperative's involvement with newsprint production began in the late 1970's when the Cooperative's founder and former president identified the need for a timber-based industry in north Mississippi, an area abundant in timber resources. Due to a lack of local pulp and paper mills, timber prices realized by north Mississippi growers lagged those prevailing in other regions. Since many farmers were also timber growers, the Cooperative and its shareholders became interested in a proposed project to build a newsprint mill in north Mississippi. After thorough analysis, the Cooperative concluded that the project could materially benefit its shareholders and that the project could be financed with a modest equity investment and with non-recourse debt.

 OPERATIONS

      For the last three fiscal years, NSI's sales were $97.3 million for 1993; $95.5 million for 1992; and $106.1 million for 1991. During the last three fiscal years, NSI incurred losses of $17.9 million for 1993; $18.3 million for 1992; and $8.7 million for 1991. A further significant loss is projected for fiscal 1994.

      NSI's losses are directly attributable to depressed conditions in the newsprint industry, since unit volume production costs have been continually reduced due to increased production volume and improved mill performance. The construction and start-up of NSI's facility coincided with a massive capacity build-up in newsprint during the late 1980's and early 1990's. Concurrently, the 1991-1992 recession produced an unprecedented decline in newsprint consumption. The resulting supply/demand imbalance caused a collapse in the price of newsprint. Newsprint prices fell by over 30% during the period from 1988 to mid-1992, causing record losses for the newsprint industry.

 Following a brief modest improvement in prices during late 1992 and early 1993, prices returned to mid-1992 levels and remain at depressed levels.

 THE DISPOSITION OF NSI

      On June 24, 1994, the Cooperative and the principal parties (the mill owner and the primary lender) to the leveraged lease transaction pursuant to which the NSI facilities are financed concluded a restructuring of NSI which involved a transfer by the Cooperative of 70% of the outstanding stock of NSI. The Cooperative will retain a 30% nonvoting interest in NSI. Under the terms of the restructuring, the Cooperative paid $19.0 million to NSI in various forms, including a capital contribution, payments in liquidation of the Cooperative's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Loans of approximately $13.7 million made by the Cooperative to NSI were converted to capital. The Cooperative purchased from NSI its National Bank for Cooperatives ("CoBank") common stock for $4.0 million. This stock is scheduled for redemption at the face amount by CoBank during the next five years. The Company has also agreed to continue to provide management services to NSI for a fee during a transition period of up to nine months. The Cooperative was released from its obligations under all contracts to which it was a party related to the NSI project and the leveraged lease financing of the NSI project.

 EFFECT OF DISPOSITION

      Although NSI's debts were non-recourse to the Cooperative and the Cooperative was not responsible for NSI's continuing losses, as a wholly owned subsidiary, NSI's financial results were consolidated with those of the Cooperative. As a result of the divestiture, NSI's financial results will no longer be consolidated with those of the Company. With respect to periods prior to the disposition, NSI's results will be reflected as discontinued operations. Subsequent to this transaction, the Company is accounting for its continuing interest in NSI using the cost method of accounting for investments. In connection therewith, the Company will write up to zero its investment in NSI as it will have no continuing obligation to fund any of NSI's future losses.


                                USE OF PROCEEDS

      The net proceeds from the sale of 3,200,000 shares of Common Stock offered by the Company (after deducting estimated underwriting discounts and estimated
 offering expenses) are expected to be approximately $44.1 million ($       if
 the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $15.00 per share. The Company will not receive any proceeds from the sale of the shares by the Selling Shareholders.

      The estimated net proceeds of $44.1 million will be used to repay all amounts outstanding under the Company's revolving line of credit with NationsBank Corporation due June 30, 1997, its term loan agreement with CoBank due June 30, 1997, and its 9.5% Subordinated Notes due July 1, 1999 (the "Subordinated Notes"). The revolving line of credit bears interest at an adjustable rate, currently equal to 7.25% per annum, the term loan bears interest at an adjustable rate, currently equal to 9.75% per annum, and the Subordinated Notes bear interest at a fixed rate of 9.5% per annum. Following the offering, the Company expects to use its credit availability under this revolving line of credit for working capital and general corporate purposes, including expansion and efficiency enhancements of the Company's operations.


                                DIVIDEND POLICY

      The Company currently anticipates that it will pay regular quarterly dividends following the offering, commencing with a payment which is expected
 to be made in        , 1995 with respect to the quarter ending December 31,
 1994. It is currently expected that the initial quarterly dividend will be $ per share. However, the amount and timing of the payment of any dividends will be based on a number of factors, including the future earnings and capital requirements of the Company, the financial condition of the Company, the dividend policies of similar publicly-traded companies and other factors the Board of Directors considers relevant. There can be no assurance that dividends will be paid in any minimum amounts or at any particular times. In the future, it is possible that agreements with lenders may restrict or prohibit the Company's ability to pay dividends and/or limit the amount of dividends that may be paid.


                                    DILUTION

    The pro forma net tangible book value of the Company at March 31, 1994, was $6.28 per share of Common Stock, assuming the Reorganization and the disposition of NSI had occurred as of such date. After giving effect to the sale of 3,200,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $15.00 per share, and the application by the Company of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company as of March 31, 1994, would have been $7.42 per share. This represents an immediate increase in pro forma net tangible book value of $1.14 per share to existing shareholders and an immediate dilution of $7.58 per share to new investors purchasing shares of Common Stock in the offering.

     The following table illustrates this per share dilution:

    Assumed public offering price per share.........................         $15.00
      Pro forma net tangible book value
    per share before the offering...................................  $6.28
      Increase per share attributable to new investors..............   1.14
    Pro forma net tangible book value per share after the offering..           7.42
                                                                             ------
    Dilution per share to new investors.............................         $ 7.58
                                                                             ======

                                 CAPITALIZATION

 The following table sets forth the actual capitalization of the Company as of March 31, 1994, and as adjusted to reflect (i) the Reorganization, (ii) the disposition of NSI and (iii) the sale by the Company of 3,200,000 shares of Common Stock in this offering assuming a public offering price of $15.00 per share and the application of the net proceeds therefrom. See "The Reorganization," "Disposition of NSI," "Use of Proceeds" and "Pro Forma Balance Sheet," including the notes thereto. This table should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus.

                             (Dollars in thousands)

                                                                As
                                                  Actual     Adjusted
                                                 --------    --------
Long-term debt due within one year               $  4,298    $  3,506
                                                 ========    ========

Long-term debt (excluding amounts due
 within one year)                                $ 48,950    $  5,602

Shareholders' equity:

    Preferred stock, $.01 par value, 500,000
     shares authorized; none outstanding             -           -

    Cooperative capital stock                      28,032        -

    Common stock, $.01 par value, 100,000,000
     shares authorized; 22,400,000 (estimated)
     shares issued and outstanding, As Adjusted      -            224

    Additional paid-in capital                     66,008     174,133

    Capital equity credits                         62,352        -

    Retained earnings (deficit)                   (34,844)     (6,045)
                                                 --------    --------
     Total shareholders' equity                   121,548     168,312
                                                 --------    --------
          Total capitalization                   $170,498    $173,914
                                                 ========    ========

                            SELECTED FINANCIAL DATA

    The following tables present certain selected consolidated financial data with respect to the Company for each of the fiscal years in the five-year period ended June 30, 1993, and for the nine-month periods ended March 31, 1994 and March 31, 1993. The selected consolidated financial data in the table are derived from the consolidated financial statements of the Company, which, in the case of the nine months ended March 31, 1994 and fiscal 1993, 1992 and 1991, have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report included elsewhere herein. Information at March 31, 1993, and for the nine-month period then ended, is unaudited, but in the opinion of management, includes all adjustments, consisting of normal recurring accruals, necessary to present fairly the data set forth therein. The results of operations for the nine-month periods are not necessarily indicative of the results to be expected for the fiscal year. These tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Pro Forma Balance Sheet," including the notes thereto, the "Use of Proceeds," and the consolidated financial statements of the Company, including the notes thereto, all appearing elsewhere in this Prospectus.

                 (Dollars in thousands, except per share data)

                                                        Nine Months Ended
                                                             March 31                    Fiscal Year Ended June 30
                                                       --------------------  ----------------------------------------------------
INCOME STATEMENT DATA:                                   1994       1993       1993       1992       1991       1990       1989
- ----------------------                                 ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net Sales                                              $210,483   $189,071   $289,125   $239,657   $214,990   $180,316   $208,584

Operating Expenses:
  Cost of products sold                                 153,154    141,471    213,540    152,324    112,622    110,832    116,814
  Provision for closure of
    gypsum disposal area (1)                              5,922       -          -          -          -          -          -
  Selling                                                20,600     18,194     28,940     27,731     28,036     25,038     27,286
  General and administrative                             12,985     11,511     17,290     18,798     19,359     13,498     11,927
                                                       --------   --------   --------   --------   --------   --------   --------
                                                        192,661    171,176    259,770    198,853    160,017    149,368    156,027
                                                       --------   --------   --------   --------   --------   --------   --------
Operating Income                                         17,822     17,895     29,355     40,804     54,973     30,948     52,557

Interest Expense, Net                                    (3,083)    (2,708)    (3,569)    (3,930)    (4,307)    (4,246)    (4,971)

Other Income (Expense)                                      258        548        592       (531)       777      2,062      1,295
                                                       --------   --------   --------   --------   --------   --------   --------
Margins from Continuing
  Operations Before Income Taxes
  and Cumulative Effect of Change
  in Accounting Principle                                14,997     15,735     26,378     36,343     51,443     28,764     48,881

Income Tax (Expense) Credit                              (3,071)      (243)    (3,697)    (4,994)    (3,406)       294     (4,613)
                                                       --------   --------   --------   --------   --------   --------   --------
Margins from Continuing Operations
  Before Cumulative Effect of
  Change in Accounting Principle                         11,926     15,492     22,681     31,349     48,037     29,058     44,268

Discontinued Operations                                 (13,621)   (16,540)   (17,891)   (18,346)    (8,653)   (21,833)    (1,964)

                            SELECTED FINANCIAL DATA
                                  (Continued)

                 (Dollars in thousands, except per share data)

                                                        Nine Months Ended
                                                             March 31                    Fiscal Year Ended June 30
                                                       -------------------   ----------------------------------------------------
                                                         1994       1993       1993       1992       1991       1990       1989
                                                       --------   --------   --------   --------   --------   --------   --------
Cumulative Effect to July 1,
  1993, of Change in Accounting
  for Deferred Income Taxes:
Continuing Operations                                    (6,149)     -          -            -          -         -         -
Discontinued Operations                                  16,404      -          -            -          -         -         -
                                                       --------   --------   --------   --------   --------   --------   --------
Net Margins (Loss)                                     $  8,560   $ (1,048)  $  4,790   $ 13,003   $ 39,384   $  7,225   $ 42,304
                                                       ========   ========   ========   ========   ========   ========   ========
Income from Continuing Operations
  Assuming Conversion from a
  Cooperative to a Regular
  Business Corporation as of
  July 1, 1988 (2)                                     $  9,557   $  9,591   $ 17,808   $ 23,565   $ 35,224   $ 21,544   $ 34,914
                                                       ========   ========   ========   ========   ========   ========   ========
Earnings Per Share (3)                                 $   0.49   $   0.50   $   0.94   $   1.27   $   1.97   $   1.22   $   2.02
                                                       ========   ========   ========   ========   ========   ========   ========



                                                        Nine Months Ended
                                                            March 31                    Fiscal Year
                                                       -------------------             Ended June 30
PRO FORMA INCOME DATA:                                   1994       1993                   1993
- ----------------------                                 --------   --------             -------------
Operating Income                                       $ 17,822   $ 17,895                 $29,355
Interest Expense, Net (4)                                  (603)      (363)                   (470)
Other Income                                                258        548                     592
                                                       --------    -------                 -------
Income from Continuing Operations
  Before Income Taxes                                    17,477     18,080                  29,477
Income Tax Expense (5)                                   (6,283)    (6,941)                 (9,624)
                                                       --------    -------                 -------
Income from Continuing Operations                      $ 11,194   $ 11,139                 $19,853
                                                       ========   ========                 =======
Earnings Per Share (6)                                 $   0.50   $   0.50                 $  0.89
                                                       ========   ========                 =======


                            SELECTED FINANCIAL DATA
                                  (Continued)

                 (Dollars in thousands, except per share data)

                                                 At March 31, 1994               Fiscal Year Ended June 30
                                               ----------------------  -----------------------------------------------
BALANCE SHEET DATA:                             Actual   Pro Forma(7)    1993      1992      1991      1990      1989
- -------------------                            --------  ------------  --------  --------  --------  --------  --------
Working Capital                                $ 31,640     $  8,574   $ 22,802  $ 35,225  $ 54,926  $ 57,845  $ 63,055
Total Assets                                   $294,103     $286,023   $296,053  $303,158  $287,835  $248,235  $279,795
Long-Term Debt, Excluding
  Current Portion Due                          $ 48,950     $  5,602   $ 52,357  $ 59,333  $ 67,489  $ 64,332  $ 66,946
Total Shareholders' Equity                     $121,548     $168,312   $119,574  $128,195  $138,762  $138,255  $150,912

(1) During the nine months ended March 31, 1994, the Company recorded a non-cash charge of approximately $5.9 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge relates to the portion of the disposal facility utilized to date and it is estimated that future charges of approximately $3.0 million will be accrued over the six year estimated remaining life of the disposal facility.

(2) For the periods presented, the Company operated as a cooperative and realized deductions for income taxes for amounts paid in cash as patronage refunds to its shareholder members. If the conversion from a cooperative to a regular business corporation had occurred as of July 1, 1988, income taxes would have been increased by the following amounts: $2.4 million and $5.9 million for the nine months ended March 31, 1994 and March 31, 1993, respectively; $4.9 million, $7.8 million, $12.8 million, $7.5 million and $9.4 million for fiscal 1993, 1992, 1991, 1990 and 1989, respectively.

(3) Earnings per share reflects the Reorganization as if it had occurred July 1, 1988. Weighted average shares would have been 19,320,012 and 19,035,276 for the nine months ended March 31, 1994 and March 31, 1993, respectively; 19,035,276, 18,521,287, 17,885,416, 17,723,107 and 17,325,189 for fiscal
    1993, 1992, 1991, 1990 and 1989, respectively.

(4) Interest expense, net, reflects a reduction in interest expense of $2.5 million and $2.3 million for the nine months ended March 31, 1994 and March 31, 1993, respectively; and $3.1 million for the 1993 fiscal year related to the reduction in long-term debt from the net proceeds of the offering.

(5) Reflects taxation as a C corporation as a result of the Reorganization, as well as the reduction in interest expense from the application of the proceeds from the offering.

(6) Earnings per share is calculated based on the weighted average shares outstanding assuming the Reorganization, (See (3)), had occurred prior to the periods presented, plus the estimated number of shares (3,200,000, assuming a public offering price of $15.00 per share) required to be sold in order to fund the repayment of long-term debt of the Company.

(7) Reflects (i) the Reorganization, (ii) the disposition of NSI and (iii) the sale by the Company of 3,200,000 million shares in this offering at an assumed price of $15.00 per share and the application of the net proceeds thereof. See "the Reorganization," "Use of Proceeds," "Disposition of NSI" and "Pro Forma Balance Sheet," including the notes thereto.

                            PRO FORMA BALANCE SHEET
                                 MARCH 31, 1994

                             (Dollars in thousands)

                                        NSI         Conversion              Offering
                                     Pro Forma       Pro Forma              Pro Forma
      ASSETS            Historical  Adjustments     Adjustments  Subtotal  Adjustments    Pro Forma
      ------            ----------  -----------     -----------  --------  -----------    ---------
Current Assets:
 Cash and cash
   equivalents           $  3,971     $   -         $    -       $  3,971   $ 44,140 (4)   $  5,608
                                          -              -                   (42,503)(5)
Accounts
 receivable                32,789          112 (1)       -         32,901       -            32,901
 Inventories               39,668         -              -         39,668       -            39,668
 Deferred income
   tax benefit              2,809         -              -          2,809       -             2,809
 Prepaid expenses
   and other
   current assets           3,958         -              -          3,958       -             3,958
                         --------     --------      -----------  --------   --------       --------
    Total current
     assets                83,195          112           -         83,307      1,637         84,944

Investments and
 other assets:
  National Bank
   for Cooperatives         4,641        4,000 (2)       -          8,641       -             8,641
  Other                    23,443      (13,829)(3)       -          9,614       -             9,614
                         --------     --------      -----------  --------   --------       --------
    Total
     investments
     and other
     assets                28,084       (9,829)          -         18,255       -            18,255

Properties held
 for sale                  66,928         -              -         66,928       -            66,928

Property, plant and
 equipment, at cost,
 less accumulated
 depreciation,
 depletion and
 amortization             115,896         -              -        115,896       -           115,896
                         --------     --------      -----------  --------   --------       --------
Total Assets             $294,103     $ (9,717)     $    -       $284,386   $  1,637       $286,023
                         ========     ========      ===========  ========   ========       ========

                            PRO FORMA BALANCE SHEET
                                 MARCH 31, 1994
                                  (Continued)

                             (Dollars in thousands)

                                             NSI           Conversion                    Offering
                                           Pro Forma        Pro Forma                    Pro Forma
                             Historical   Adjustments      Adjustments       Subtotal   Adjustments      Pro Forma
                             ----------   -----------      -----------       --------   -----------      ---------

   LIABILITIES AND SHAREHOLDERS' EQUITY
   ------------------------------------
Current Liabilities:
  Long-term debt due
    within one year            $  4,298      $     -          $     -        $  4,298      $   (792)(5)   $  3,506
  Notes payable                  10,000            -                -          10,000            -          10,000
  Accounts payable               19,682            -                -          19,682            -          19,682
  Accrued interest                1,515            -                -           1,515            -           1,515
  Dividends payable               7,001            -                -           7,001            -           7,001

  Accrued liabilities             9,059         4,000 (2)        1,460 (9)     34,666            -          34,666
                                                8,751 (6)        4,356 (10)                      -
                                                6,382 (7)          658 (11)                      -
                               --------      --------         --------       --------      --------       --------
    Total current
      liabilities                51,555        19,133            6,474         77,162          (792)        76,370

Long-term debt                   48,950            -                -          48,950       (43,348)(5)      5,602

Other long-term
  liabilities                    26,764            -                -          26,764            -          26,764

Deferred income
  tax payable                     6,606            -             2,369 (12)     8,975            -           8,975

Net liabilities of
  discontinued
  operations                     38,680           112 (1)           -              -             -              -
                                              (13,829)(3)           -                            -
                                               (8,751)(6)           -                            -
                                               (6,382)(7)           -                            -
                                               (9,830)(8)           -                            -

Shareholders' equity:
 Preferred stock, $.01
  par value, 500,000
  shares authorized;
  none outstanding                   -             -                -              -             -              -

 Cooperative capital
  stock                          28,032            -           (26,375)(13)        -             -              -
                                                   -            (1,460)(9)                       -
                                                   -              (197)(11)                      -

                            PRO FORMA BALANCE SHEET
                                 MARCH 31, 1994
                                  (Continued)

                             (Dollars in thousands)

                                             NSI           Conversion                    Offering
                                           Pro Forma        Pro Forma                    Pro Forma
                             Historical   Adjustments      Adjustments       Subtotal   Adjustments      Pro Forma
                             ----------   -----------      -----------       --------   -----------      ---------

   LIABILITIES AND SHAREHOLDERS' EQUITY
   ------------------------------------
   (Continued)

 Common stock, $.01
  par value,
  100,000,000 shares
  authorized;
  22,400,000 (estimated)
  shares issued and
  outstanding                                      -               155 (13)       192            32 (4)        224
                                                   -                28 (14)                      -
                                                   -                12 (15)                      -
                                                   -                (3)(10)                      -
                               --------      --------         --------       --------      --------       --------
    Total stock                  28,032            -           (27,840)           192            32            224

Additional paid-in
  capital                        66,008            -            26,220 (13)   130,025        44,108 (4)    174,133
                                                   -              (461)(11)                      -
                                                   -            42,623 (14)                      -
                                                   -            (4,353)(10)                      -
                                                   -               (12)(15)                      -

Capital equity credits           62,352            -           (62,352)(14)        -             -              -

Retained deficit since
  June 30, 1988                 (34,844)        9,830 (8)       (2,369)(12)    (7,682)         (843)(5)     (6,045)
                                                   -            19,701 (14)                   2,480 (5)
                               --------      --------         --------       --------      --------       --------
Total shareholders'
  equity                        121,548         9,830           (8,843)       122,535        45,777        168,312
                               --------      --------         --------       --------      --------       --------
Total liabilities
  and shareholders'
  equity                       $294,103      $ (9,717)        $     -        $284,386      $  1,637       $286,023
                               ========      ========         ========       ========      ========       ========

PRO FORMA BALANCE SHEET SUMMARY OF GENERAL ASSUMPTIONS AND ACCOUNTING POLICIES

    The Pro Forma Balance Sheet has been prepared on the assumption that as of March 31, 1994, (i) the Reorganization had been approved by the shareholders of the Cooperative, (ii) the disposition of NSI had occurred, and (iii) the offering contemplated hereby had been completed. Adjustments have been made to reflect the merger of the Cooperative into the Company and the exchange of Capital Equity Credits and Allocated Surplus Accounts and to reflect the other assumptions described in the ensuing notes.

    The significant accounting policies followed by the Cooperative have been used in the preparation of the Company's pro forma balance sheet. These policies together with additional information are included in the Notes to Consolidated Financial Statements in the Cooperative's 1993 Annual Report (see the Index to Financial Statements on page F-1) and should be read in conjunction with the accompanying pro forma balance sheet.

NOTES

    (1) Reflects an accrual for the Company's continuing obligation (April 1, 1994 through June 30, 1994) to NSI resulting from the Company's contract to purchase newsprint for resale.

    (2) Reflects the purchase of NSI's investment in CoBank at a price of $4.0 million.

    (3) Reflects a capital contribution of the March 31, 1994 intercompany receivable from NSI to the Company related to newsprint contract obligations.

    (4) Reflects the issuance of 3,200,000 shares of Common Stock in this offering at an assumed public offering price of $15.00 per share.

    (5) Reflects the reduction in long-term debt and long-term debt due within one year from the application of the net proceeds from the offering.

    (6) Reflects an accrual to satisfy its obligation (fiscal 1995 and 1996) to NSI resulting from the Company's contract to purchase newsprint for resale.

    (7) Reflects the $6.4 million additional capital contribution to NSI made in connection with the disposition.

    (8) Reflects the elimination of the net liabilities of NSI in connection with the conveyance of the majority of the Company's interest therein.

    (9) Reflects the conversion of the Cooperative's outstanding shares of Mixed Series IV and Mixed Series V Capital Stock into the right to receive $15.00 per share pursuant to the Reorganization.

    (10) Reflects the redemption of Common Stock at $15.00 per share from shareholders who own fewer than 100 shares after the Reorganization.

    (11) Reflects the conversion of the Cooperative's outstanding shares of Potash Series VI Capital Stock into the right to receive $50.00 per share, pursuant to the Reorganization.

    (12) Reflects the tax effect of converting from a cooperative to a regular business corporation.

    (13) Reflects the conversion of the Cooperative's outstanding shares of Nitrogen Series I, Nitrogen Series II and Nitrogen Series III Capital Stock into Common Stock, pursuant to the Reorganization.

    (14) Reflects the assumption that all holders of Capital Equity Credits elect to convert those Capital Equity Credits into Common Stock at a rate of one share for each $15.00 in present value of the Capital Equity Credits.

    (15) Reflects the assumption that all holders of Allocated Surplus Accounts elect to convert 1992, 1993 and 1994 (estimated) Allocated Surplus Accounts into Common Stock at a rate of one share for each $15.00 in present value of the Allocated Surplus Accounts.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    GENERAL

         The Company's results of operations have historically been influenced by a number of factors beyond the Company's control which have, at times, had a significant effect on the Company's operating results. Fertilizer demand and prices are highly dependent upon conditions in the agricultural industry and can be affected by a variety of factors, including planted acreage, United States government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, weather and changes in agricultural production methods. The Company's results can be affected by such factors as the relative value of the U.S. dollar, foreign agricultural policies (in particular the policies of the governments of India and China regarding subsidies of fertilizer imports), and the hard currency demands of countries such as the FSU, whose fertilizer export activities have proved disruptive to world fertilizer pricing in recent years. See "Fertilizer Industry Overview."

         From fiscal 1991 through fiscal 1993, the Company experienced a 34.5% increase in net sales from $215.0 million to $289.1 million. However, over the same period, operating income fell from $55.0 million to $29.4 million. This decline in operating income between 1991 and 1993 was primarily caused by fluctuations in nitrogen fertilizer prices and lower DAP prices.
    Nitrogen fertilizer prices "spiked" during the fall of 1990 and the spring of 1991 due to the invasion of Kuwait and subsequent war in the Persian Gulf, which caused concerns about fertilizer shortages. This spike in nitrogen fertilizer prices caused fiscal 1991 to be a particularly strong year for the Company. In fiscal 1991, the Company's average selling price for nitrogen fertilizer was $120 per ton compared to average selling prices of $110 per ton and $115 per ton in fiscal 1990 and 1992, respectively. In December 1991 the Company restarted production at its Pascagoula DAP plant. Fiscal 1993 was the first full year of DAP production after the restart of the plant. Although DAP production significantly increased the Company's net sales between fiscal 1991 and fiscal 1993, the Company's re-entry to the DAP market coincided with a significant fall in DAP prices, due primarily to an increase in DAP exports by the FSU and a sharp fall in demand from the world's two largest fertilizer importers, India and China. The Company's average selling price for DAP was $137 per ton and $114 per ton in fiscal 1992 and 1993, respectively.

         The Company has begun to experience an improvement in results from operations in fiscal 1994, as pricing and demand factors have improved in world fertilizer markets over the last six to nine months. In particular, the Company has experienced strong demand for its nitrogen fertilizer products in fiscal 1994. Also, DAP prices have recovered significantly from their low point in 1993.

         Effects of the Reorganization. Effective July 1, 1994, the Company converted from a cooperative into a regular business corporation pursuant to the Reorganization. The substantial majority of the Cooperative's sales of nitrogen fertilizers were made to its shareholders who purchased such products pursuant to preferred patronage rights based on their stock ownership and who received patronage refunds with respect to such purchases based on the difference between the sales price and the cost of manufacturing and selling the product. Although the Company will no longer grant preferred patronage rights or pay patronage refunds, it is expected that the Company will retain the majority of its current customer base and that nitrogen fertilizer sales volumes and profitability will not be adversely affected by the Reorganization.

         The Company generally absorbs much of the cost of distributing its products to its customers. The Company's cost of distributing its products is affected by the location of its customers. Therefore, profitability is optimized by achieving the highest net back for its products. As a cooperative, the Company sold most of its products to its shareholders pursuant to preferred patronage rights. After the Reorganization, the Company will be able to increase its focus on more geographically proximate markets where higher net backs should be realized.

         After the Reorganization, the Company will not be eligible for new financing from CoBank which was a traditional source of financing for the Cooperative. To replace this historic financing, the Company has significantly increased its credit facility with NationsBank, which prior to the Reorganization had been a lender to the Cooperative. See "Liquidity and Capital Resources." In addition, as a cooperative, the Company had few options for raising capital. The Reorganization should provide the Company with greater access to capital markets than was previously available.

         The Company will no longer distribute its earnings on business done with shareholders as patronage refunds. As a cooperative, these distributions were deductible for income tax purposes. The Company will now be taxed as a regular business corporation and income tax expense should increase.

         Change in Accounting Policy. Effective July 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of this accounting change increased current period margins by $10.3 million, consisting of an increase of $16.4 million from discontinued operations, partially offset by a decrease of $6.1 million from continuing operations.

    RESULTS OF OPERATIONS

         Following are summaries of the Company's sales results by product categories:

                                  Nine Months Ended
                                      March 31         Fiscal Year Ended June 30
                                 ------------------  ----------------------------
                                   1994      1993      1993      1992      1991
                                 --------  --------  --------  --------  --------

    Net Sales (In thousands):

         Nitrogen                $137,387  $118,668  $189,127  $176,835  $188,267
         DAP                       57,257    57,855    78,906    36,034      -
         Potash                    14,319    11,566    20,149    25,482    25,251
         Other                      1,520       982       943     1,306     1,472
                                 --------  --------  --------  --------  --------
         Net Sales               $210,483  $189,071  $289,125  $239,657  $214,990
                                 ========  ========  ========  ========  ========


                                  Nine Months Ended
                                      March 31         Fiscal Year Ended June 30
                                 ------------------  ----------------------------
                                   1994      1993      1993      1992     1991
                                 --------  --------  --------  --------  --------

    Tons Sold (In thousands):

         Nitrogen                   1,204     1,051     1,602     1,544     1,575
         DAP                          462       484       692       262      -
         Potash                       203       163       283       339       332


                                  Nine Months Ended
                                      March 31         Fiscal Year Ended June 30
                                 ------------------  ----------------------------
                                   1994      1993      1993      1992      1991
                                 --------  --------  --------  --------  --------

    Average Price
      Per Ton:

         Nitrogen                $    114  $    113  $    118  $    115  $    120
         DAP                     $    124  $    119  $    114  $    137  $   -
         Potash                  $     71  $     71  $     71  $     75  $     76

         Nine Months Ended March 31, 1994 Compared To Nine Months Ended March 31, 1993

         Net Sales. Net sales increased 11.3% from $189.1 million for the nine months ended March 31, 1993, to $210.5 million for the nine months ended March 31, 1994, primarily as a result of increased sales of nitrogen fertilizers resulting from increased production capacity. Nitrogen fertilizer sales increased 15.8% as a result of a 14.5% increase in tons sold and a 1.1% increase in prices. Sales of DAP decreased 1.0% as a result of a 4.6% decrease in tons sold offset by a 3.7% increase in prices. Potash sales increased 23.8% as a result of a 24.8% increase in tons sold offset by a 0.8% decrease in prices.

         Cost of Products Sold. Cost of products sold increased from $141.5 million for the nine months ended March 31, 1993, to $153.2 million for the nine months ended March 31, 1994. As a percentage of net sales, cost of products sold decreased from 74.8% to 72.8%. This decrease reflects an increase in the cost per ton of nitrogen fertilizers, offset by decreases in the cost per ton of both DAP and potash. Nitrogen fertilizer costs increased partially as a result of increased maintenance and labor costs related to a scheduled biennial maintenance turnaround at the Company's Yazoo City nitrogen production facility during September 1993. Also contributing to the increase in costs were higher natural gas costs and increased depreciation expense related to a new nitric acid plant at Yazoo City which began operating in January 1993. DAP costs per ton declined as a result of lower raw material costs. Potash production costs per ton decreased as a result of increased production volume for the nine months ended March 31, 1994.

         During the nine months ended March 31, 1994, the Company recorded a non-cash charge of $5.9 million relating to the estimated cost of the closure of the gypsum disposal facility located at its Pascagoula facility. This charge relates to the portion of the disposal facility utilized to date and it is estimated that future charges of approximately $3.0 million will be accrued over the estimated six year remaining life of the facility. See "Business - Compliance with Environmental Regulations."

         Selling Expenses. Selling expenses increased from $18.2 million for the nine months ended March 31, 1993, to $20.6 million for the nine months ended March 31, 1994 reflecting higher sales volumes. As a percentage of net sales, selling expenses increased from 9.6% to 9.8% primarily as a result of increased delivery expenses per ton of product sold.

         General and Administrative Expenses. General and administrative expenses increased from $11.5 million for the nine months ended March 31, 1993, to $13.0 million for the nine months ended March 31, 1994, as a result of increases in property insurance and property taxes. General and administrative expenses increased from 6.1% of net sales to 6.2% of net sales.

         Operating Income. As a result of the above factors, operating income decreased from $17.9 million for the nine months ended March 31, 1993, to $17.8 million for the nine months ended March 31, 1994. Before the effect of the non-cash charge for gypsum disposal costs, operating income for the period was $23.7 million, a 32.7% increase over the $17.9 million operating income for the prior period.

         Interest Expense, Net. Net interest increased from $2.7 million for the nine months ended March 31, 1993, to $3.1 million for the nine months ended March 31, 1994, reflecting a $1.0 million decrease in capitalized interest related to the construction of a new nitric acid plant in the prior year. Also increasing net interest expense in the current period was lower interest income due to lower levels of cash and lower interest rates earned. Partially offsetting this increase were lower levels of borrowings and lower interest rates paid.

         Income Taxes. Income taxes increased from $243,000 for the nine months ended March 31, 1993, to $3.1 million for the nine months ended March 31, 1994. The increase in income tax expense in the current year was due to increased non-member income.

         Margins from Continuing Operations Before Cumulative Effect of Change in Accounting Principle. As a result of the foregoing, margins from continuing operations before the cumulative effect of a change in accounting principle decreased from $15.5 million for the nine months ended March 31, 1993, to $11.9 million for the nine months ended March 31, 1994. Before the effect of the non-cash charge for gypsum disposal costs, margins from continuing operations before cumulative effect of a change in accounting principle for the period were $17.8 million.

         Effect of Reorganization. If the Company had not operated as a cooperative, income taxes would have been $5.4 million for the nine months ended March 31, 1994, and $6.1 million for the nine months ended March 31, 1993. Income from continuing operations before cumulative effect of a change in accounting principle assuming conversion from a cooperative to a regular business corporation would have been $9.6 million for the nine months ended March 31, 1994, and $9.6 million for the nine months ended March 31, 1993. Before the effect of the non-cash charge for gypsum disposal costs, and assuming the Reorganization had taken place, income from continuing operations before the cumulative effect of the change in accounting principle would have been $13.6 million for the period.

         Fiscal 1993 Compared To Fiscal 1992

         Net Sales. Net sales increased 20.6% from $239.7 million for fiscal 1992 to $289.1 million for fiscal 1993, as a result of increased sales of nitrogen fertilizers and the operation of the Pascagoula DAP facility for all of fiscal 1993. The Pascagoula facility resumed production of DAP in December 1991. Nitrogen fertilizer sales increased 7.0% as a result of a 3.8% increase in tons sold and a 3.1% increase in prices. Sales of DAP increased

    119.0% as a result of a 163.7% increase in tons sold partially offset by a 17.0% decrease in prices. Potash sales decreased 20.9% as a result of a 16.5% decrease in tons sold and a 5.3% decrease in prices.

         Cost of Products Sold. Cost of products sold increased from $152.3 million for fiscal 1992 to $213.5 million for fiscal 1993. Cost of products sold increased from 63.6% to 73.9% of net sales. This increase reflects an increase in the cost per ton of nitrogen fertilizers, a decrease in the cost per ton of DAP and an increase in the cost per ton of potash. Nitrogen fertilizer costs increased due to increased depreciation resulting from a newly constructed nitric acid plant, and higher natural gas costs. DAP production costs per ton declined due to higher production volumes and lower raw material costs. Potash costs per ton increased due to higher labor costs and lower production in fiscal 1993.

         Selling Expenses. Selling expenses increased from $27.7 million for fiscal 1992 to $28.9 million for fiscal 1993 due to increased delivery expenses resulting from higher volumes of nitrogen fertilizer sold. As a percentage of net sales, however, selling expenses decreased from 11.6% to 10.0% as a result of a higher percentage of DAP sales in fiscal 1993 for which the Company did not absorb delivery expense.

         General and Administrative Expenses. General and administrative expenses decreased from $18.8 million for fiscal 1992 to $17.3 million for fiscal 1993. The decrease was due to the inclusion of overhead costs for the Company's DAP plant for a portion of fiscal 1992 before the facility had reached full operation. For fiscal 1993, these costs were included in cost of products sold. As a percentage of net sales, general and administrative expenses decreased from 7.8% to 6.0%.

         Operating Income. As a result of the above factors, operating income decreased from $40.8 million for fiscal 1992 to $29.4 million for fiscal 1993.

         Interest Expense, Net. Net interest decreased from $3.9 million for fiscal 1992 to $3.6 million for fiscal 1993, reflecting a $363,000 increase in capitalized interest related to the construction of a new nitric acid plant. Net interest expense also decreased as a result of lower interest rates partially offset by higher levels of borrowings and lower interest income.

         Income Taxes. Income taxes decreased from $5.0 million for fiscal 1992 to $3.7 million for fiscal 1993.

         Margins from Continuing Operations Before Cumulative Effect of Change in Accounting Principle. As a result of the foregoing, margins from continuing operations before cumulative effect of a change in accounting principle decreased from $31.3 million for fiscal 1992 to $22.7 million for fiscal 1993.

         Effect of Reorganization. If the Company had not operated as a cooperative, income taxes would have been $8.6 million for fiscal 1993 and $12.8 million for fiscal 1992. Income from continuing operations before cumulative effect of the change in accounting principle assuming conversion from a cooperative to a regular business corporation would have been $17.8 million for fiscal 1993 and $23.6 million for fiscal 1992.

         Fiscal 1992 Compared To Fiscal 1991

         Net Sales. Net sales increased 11.5% from $215.0 million for fiscal 1991 to $239.7 million for fiscal 1992, as a result of the sales of DAP that commenced in December 1991, partially offset by decreases in nitrogen fertilizer sales. Nitrogen fertilizer sales decreased 6.1% as a result of a 2.0% decrease in tons sold and a 4.2% decrease in prices. The restart of DAP production in December 1991 added $36.0 million in sales to the second half of fiscal 1992. Potash sales increased 0.9% as a result of a 2.1% increase in tons sold offset by a 1.2% decrease in prices.

         Cost of Products Sold. Cost of products sold increased from $112.6 million for fiscal 1991 to $152.3 million for fiscal 1992. As a percentage of net sales, cost of products sold increased from 52.4% to 63.6%. This increase reflects an increase in the cost per ton of nitrogen fertilizers, an increase in the cost per ton of potash and the addition of DAP sales in the 1992 fiscal year. Nitrogen fertilizer costs increased as a result of higher maintenance costs due to a scheduled biennial maintenance turnaround at the Company's Yazoo City nitrogen production facility in September 1991, and increased purchases of finished nitrogen products. This increase was partially offset by lower natural gas costs for fiscal 1992. Increased maintenance costs at the Company's potash mine resulted in higher potash costs for fiscal 1992.

         Selling Expenses. Selling expenses decreased from $28.0 million for fiscal 1991 to $27.7 million for fiscal 1992 due to lower delivery expenses resulting from lower volumes of nitrogen fertilizer sold and lower storage expense for nitrogen products. As a percentage of net sales, selling expenses decreased from 13.0% to 11.6% as a result of the addition of DAP sales in fiscal 1992 for which the Company did not absorb delivery expense.

         General and Administrative Expenses. General and administrative expenses decreased from $19.4 million for fiscal 1991 to $18.8 million for fiscal 1992. The decrease was due to the recovery of a prior year bad debt expense in the 1992 fiscal year. As a percentage of net sales, general and administrative expenses decreased from 9.0% to 7.8%.

         Operating Income. As a result of the above factors, operating income decreased from $55.0 million for fiscal 1991 to $40.8 million for fiscal 1992.

         Interest Expense, Net. Net interest decreased from $4.3 million for fiscal 1991 to $3.9 million for fiscal 1992, reflecting a $616,000 increase in capitalized interest. Net interest expense also decreased in the current period as a result of lower levels of borrowings and lower interest rates partially offset by lower interest income.

         Income Taxes. Income taxes increased from $3.4 million for fiscal 1991 to $5.0 million for fiscal 1992, due to tax deductions for capital equity credits redeemed and a net operating loss carryback in the fiscal 1991 tax calculation.

         Margins from Continuing Operations Before Cumulative Effect of Change in Accounting Principle. As a result of the foregoing, margins from continuing operations before cumulative effect of change in accounting principle decreased from $48.0 million for fiscal 1991 to $31.3 million for fiscal 1992.

         Effect of Reorganization. If the Company had not operated as a cooperative, income taxes would have been $12.8 million for fiscal 1992 and $16.2 million for fiscal 1991. Income from continuing operations assuming conversion from a cooperative to a regular business corporation would have been $23.6 million for fiscal 1992 and $35.2 million for fiscal 1991.


    LIQUIDITY AND CAPITAL RESOURCES

         The Company has traditionally financed its operations with retained patronage earnings through the issuance of Capital Equity Credits and Allocated Surplus Accounts and borrowings from CoBank and commercial banks.

         At March 31, 1994, the Company had cash and cash equivalents of $4.0 million. At June 30, 1993, cash and cash equivalents were $22.0 million reflecting the fact that cash collections are higher in the fourth quarter of the fiscal year, which was a decrease of $24.6 million from June 30, 1992, primarily as a result of the repayment of borrowings.

         Operating Activities. For the nine months ended March 31, 1994, and the nine months ended March 31, 1993, net cash provided by operating activities was $11.1 million and $1.5 million, respectively. This increase was primarily due to higher non-cash charges for depreciation, deferred taxes, and the accrual for closure of the gypsum disposal area, partially offset by lower margins from continuing operations. For fiscal 1993, 1992, and 1991, net cash provided by operating activities was $41.1 million, $47.2 million, and $61.9 million, respectively.

    Net cash provided by operating activities has declined in the two most recent fiscal years because of lower margins from continuing operations partially offset by increased depreciation.

         Investing Activities. Net cash used by investing activities was $10.7 million, $29.6 million, $27.3 million, and $4.6 million, respectively, for the nine months ended March 31, 1994, and fiscal 1993, 1992, and 1991, primarily reflecting capital expenditures in those periods. In addition to capital expenditures, cash flow from investing activities in the above periods also included an aggregate of $12.9 million for payments required under a newsprint purchase contract with NSI. As a result of the disposition of NSI, the Company is no longer obligated to make these payments. See "Disposition of NSI."

         Capital expenditures were $7.7 million during the nine months ended March 31, 1994. These expenditures were for improvements and modifications to the Company's facilities. The Company estimates that capital expenditures were approximately $4.2 million in the fourth quarter of fiscal 1994, which includes expenditures for an emission control system for its ammonium nitrate prill towers at its Yazoo City nitrogen production facility and the purchase of a new computer system.

         During fiscal 1993, capital expenditures were $27.4 million. Of these expenditures, $11.2 million was for improvements and modifications to the Company's facilities, $4.5 million was spent to purchase new mining equipment for the Company's potash mine near Carlsbad, New Mexico, and $11.7 million was spent on the construction of a new nitric acid plant and related facilities which began production in January 1993. The total cost of the nitric acid project was approximately $32.0 million.

         Financing Activities. Net cash used by financing activities was $18.4 million, $36.2 million, $28.1 million and $27.8 million, respectively, for the nine months ended March 31, 1994, and fiscal 1993, 1992, and 1991. The amounts used by financing activities included cash patronage payments of $13.4 million, $22.5 million, $27.1 million and $12.3 million, respectively, for the nine months ended March 31, 1994, and fiscal 1993, 1992, and 1991. In December 1992, the Company prepaid $8.9 million of 9.5% secured notes which had maturities scheduled through fiscal year 1997. In addition, the Company paid $8.3 million and $10.9 million on long-term debt that matured during fiscal 1994 and 1993.

         The Company and its subsidiaries have commitments from various banks for short-term borrowings up to $55.0 million, which includes $40.0 million from CoBank. Short-term borrowings outstanding at March 31, 1994, and June 30, 1993 and 1992, were $10.0 million, $4.6 million and $13.5 million, respectively.

         The lines of credit available through CoBank expire in October 1994, and will not be renewed. The Company also has a loan commitment from NationsBank which was increased from $20 million to $50 million on June 17, 1994. This commitment is a revolving credit facility that bears interest at the prime rate (7.25% at July 1, 1994) per year. At March 31, 1994, the balance outstanding on this loan was $3.0 million. The amounts borrowed under the Company's credit lines vary based on the Company's seasonal requirements. The maximum combined amount outstanding under the short-term lines and the revolving credit facility at any month-end for the twelve months ended March 31, 1994, was $21.5 million.

         The Company believes that existing cash, cash generated from operations, the proceeds of this offering, and available lines of credit will be sufficient to satisfy its financing needs for the foreseeable future.

    QUARTERLY RESULTS (Dollars in thousands)

         The usage of fertilizer is highly seasonal, and the Company's quarterly results reflect the fact that in the Company's markets significantly more fertilizer is purchased in the spring. Significant portions of the Company's net sales and operating income are generated in the last four months of the Company's fiscal year (March through June). Since interim period operating results reflect the seasonal nature of the Company's business, they are not indicative of results expected for the full fiscal year. In addition, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchase patterns. The Company incurs substantial expenditures for fixed costs throughout the year and substantial expenditures for inventory in advance of the spring planting season.

         The following table presents selected quarterly results of operations for fiscal 1994 and fiscal 1993.

                                                (Unaudited)
                                          Fiscal 1994 Quarter Ended
                                      -----------------------------------
                                      September 30  December 31  March 31
                                      ------------  -----------  --------
     Net sales                           $45,220      $61,105    $104,158
                                         =======      =======    ========
    Operating income                     $ 2,071      $ 4,044    $ 11,707
                                         =======      =======    ========
    Margins from continuing
      operations before cumulative
      effect of change in
      accounting principle               $   799      $ 1,660    $  9,467
                                         =======      =======    ========
    Income from continuing
      operations assuming
      conversion to a regular
      business corporation for
      the periods presented              $   626      $ 1,840    $  7,091
                                         =======      =======    ========
    Earnings per share                   $  0.03      $  0.10    $   0.37
                                         =======      =======    ========

                                                     (Unaudited)
                                              Fiscal 1993 Quarter Ended
                                      ---------------------------------------------
                                      September 30  December 31  March 31   June 30
                                      ------------  -----------  --------  --------

    Net sales                            $55,157      $54,653    $ 79,261  $100,054
                                         =======      =======    ========  ========
    Operating income                     $ 3,828      $ 3,359    $ 10,708  $ 11,460
                                         =======      =======    ========  ========
    Margins from continuing
      operations                         $ 2,757      $ 2,694    $ 10,041  $  7,189
                                         =======      =======    ========  ========
    Income from continuing
      operations assuming
      conversion to a regular
      business corporation for
      the periods presented              $ 1,652      $ 1,580    $  6,359  $  8,217
                                         =======      =======    ========  ========
    Earnings per share                   $  0.09      $  0.08    $   0.33  $   0.44
                                         =======      =======    ========  ========


    DISCONTINUED OPERATIONS/NSI

         On June 24, 1994, the Company entered into an agreement pursuant to which it disposed of a majority of its interest in NSI effective June 30, 1994. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. See "Disposition of NSI."

         The following is a discussion of the NSI results of operations for the nine months ended March 31, 1994, compared to the nine months ended March 31, 1993, and for the fiscal years ended June 30, 1993, 1992 and 1991:


         Nine Months Ended March 31, 1994 Compared To Nine Months Ended March 31, 1993

         Newsprint sales did not change significantly for the nine months ended March 31, 1994, compared to the same period of fiscal 1993, while cost of products sold increased 2%. A 3% increase in sales volumes was offset by a 3% decrease in sales prices. Operating losses were $21.7 million for the nine months ended March 31, 1994, compared to $18.5 million in the same period of fiscal 1993. The cumulative effect of adopting SFAS 109, "Accounting for Income Taxes," decreased NSI's loss by $16.4 million in the current period resulting in a net margin of $2.8 million compared to a $16.5 million loss in the comparable period of fiscal 1993.

         Fiscal 1993 Compared To Fiscal 1992

         Newsprint sales increased 2% in fiscal 1993 compared to fiscal 1992, the result of a 3% increase in tons sold which was partially offset by a 1% decrease in prices. Cost of products sold did not change significantly from fiscal 1992. The effect of higher sales volumes was offset by a reduction in production costs per ton. NSI's net loss was $17.9 million in fiscal 1993, compared to $18.3 million in fiscal 1992.

         Fiscal 1992 Compared To Fiscal 1991

         Newsprint sales decreased 10% in fiscal 1992 compared to fiscal 1991, the result of a 15% decrease in prices which was partially offset by a 5% increase in tons sold. Cost of products sold decreased 1% for fiscal 1992. Lower production costs reduced cost of sales 5%, while higher volumes sold in fiscal 1992 caused cost of sales to increase 4%. The net loss was $18.3 million in fiscal 1992 compared to $8.7 million in fiscal 1991.

         Liquidity and Capital Resources

         NSI has a commitment from CoBank which allows short-term borrowings of up to $11.3 million. The balance on this loan was $4.7 million at March 31, 1994, $8.7 million at June 30, 1993, and $6.5 million at June 30, 1992. Additional amounts are available to NSI from a commercial finance company under specified conditions for payments of rent under the newsprint mill lease.

                          FERTILIZER INDUSTRY OVERVIEW

    GENERAL

         Fertilizer products are primarily used by the agricultural industry to enhance the natural fertility of soil. Nitrogen, phosphorous (contained in phosphate fertilizer) and potassium (contained in potash fertilizer) constitute the three major nutrients required for plant growth. These elements are all naturally present in soil but need to be replaced through the use of fertilizers as crops exhaust them. There are no viable substitutes for nitrogen, phosphate or potash in the development and maintenance of high-yield crops.

         The primary determinants of fertilizer demand in the U.S. are total planted acres, fertilizer application rates and crop mix, which in turn are influenced by government agricultural policies (including subsidy and acreage set-aside programs), projected grain stocks, crop failure, weather and changes in agricultural production methods. Worldwide supply/demand relationships are impacted by currency exchange rates, prevailing import and currency exchange barriers, changes in hard currency demand and economic, political and regulatory policies of foreign governments, decisions relating to production of fertilizer by foreign state-owned and/or state-subsidized entities, and the laws and policies of the U.S. affecting foreign trade and investment. The supply/demand balance for fertilizer can have a dramatic effect on the market price of fertilizers.

    NITROGEN FERTILIZER

         Nitrogen is one of three primary nutrients essential for plant growth. Nitrogen fertilizer needs to be reapplied each year in areas of extensive agricultural usage because of absorption by crops and its tendency to evaporate from the soil. There are no substitutes for nitrogen fertilizer in the cultivation of high-yield crops. Ammonia is the simplest form of nitrogen fertilizer and is the primary raw material for the production of upgraded nitrogen fertilizers. Ammonia is a gas under normal conditions and requires special handling and application equipment and procedures. Ammonia is reacted with other compounds to produce solid and liquid fertilizers, primarily urea, ammonium nitrate and nitrogen solutions, which are easier to transport, store and apply than ammonia. The type of nitrogen fertilizer applied is dependent on the crop, soil type, weather conditions, available application equipment, regional farming practices and fertilizer prices.

         From 1980 through 1992 total nitrogen consumption in the U.S. varied from 10.5 million tons to 11.9 million tons. The Company has forecasted total nitrogen consumption in the U.S. to range between 11.4 million tons and 11.6 million tons per year for the years 1994 to 1998. Over the same period, the acreage dedicated to the principal crops which are dependent on nitrogen fertilizer (corn, sorghum, wheat, rice and cotton) is expected to range between 234 million and 240 million acres. In contrast to the relative stability of nitrogen fertilizer usage, total U.S. nitrogen production capacity has declined by approximately 17% since 1980 due to plant shutdowns and conversions to other products. Construction of new facilities is deterred by the requirements of substantial construction lead time, capital demands and environmental regulations. The Company does not believe that any new nitrogen fertilizer facilities are presently planned for North America.

         Imports supplied approximately 19% of U.S. demand for nitrogen fertilizers in 1993. The Company believes a favorable world nitrogen fertilizer supply/demand balance has developed in recent years. With world consumption expected to grow in line with world population growth at a rate of approximately 1.6% per year for the next several years, an oversupply is not expected to occur in the near term. In western Europe, ammonia capacity and production have been on the decline since 1970, and imports of nitrogen fertilizers have risen. Exports from the FSU have declined recently due to political instability, reduced production capacity, higher natural gas and transportation costs and increased local consumption. Despite a continuing need for hard currency, FSU exporting activities are expected to remain at depressed levels for several years because of internal demand for fertilizers and because of production and delivery costs which are not competitive with U.S. and certain other producers.

         Except in limited periods, nitrogen fertilizer prices have been relatively stable in the past ten years. During the fall of 1990, nitrogen fertilizer prices temporarily surged due to the Gulf War. During early 1994, shortages of ammonia developed and ammonia experienced an approximate 60% increase in price. Once spring seasonal demand pressures subsided, the market price of ammonia declined but remains substantially above 1993 levels.

    PHOSPHATE FERTILIZER

         Phosphate plays a direct role in many of the physiological processes of plants, such as the utilization of sugar and starch, photosynthesis, and the transfer of energy. It increases the strength of cereal straw, stimulates root development, promotes flower formation, and hastens the maturity of crops grown in soils low in phosphorus. Adequate phosphate fertilization may also increase resistance to diseases. Phosphate fertilizers are manufactured from phosphate rock obtained from surface mining operations. DAP is the most widely utilized form of phosphate fertilizer.

         From 1975 through 1989, worldwide phosphate fertilizer consumption increased from approximately 28 million tons to approximately 42 million tons per year. This increase was due in large part to significant increases in demand from the developing world, particularly China and India. Between 1989 and 1993, worldwide phosphate demand fell sharply. In addition, starting in 1990, the FSU, which historically had been a significant importer of phosphate fertilizer, became a major exporter and this has had a material disruptive impact on world phosphate trade. More recently, purchases by India and China, the world's largest phosphate fertilizer importing nations, have dropped dramatically in response to the termination of state fertilizer subsidies in both countries. As a result of these factors, phosphate fertilizer consumption in 1993 declined to less than 31 million tons, the lowest level since 1977. While consumption was falling, DAP production remained relatively consistent. As a result, an acute supply imbalance developed and DAP prices fell to their lowest levels since 1977.

         During the spring of 1994, industry conditions improved markedly. The supply/demand relationship has responded to (i) production cutbacks by major U.S. producers, (ii) reduced phosphate fertilizer exports from the FSU, and
    (iii) the reinstitution of subsidies and increased demand in China and India. Current DAP prices in the world market have risen significantly since the first half of 1993.

         For the longer term, worldwide phosphate fertilizer consumption has been projected by industry sources to approach 40 million tons per year by the year 2000. These projections are based on an assumed partial recovery of internal demand in the FSU, as well as growth in demand of approximately 5% per year in Africa, Asia and Latin America. Demand in the U.S. and western Europe is expected to be flat or to decline slightly.

    POTASH FERTILIZER

         Potash, as a source of potassium, is a vital plant nutrient. Plants cannot achieve maximum growth and yield without potash, nor can the functions that potash performs be carried out by other nutrients. Potash is essential for protein synthesis, overcoming effects of diseases, tolerance of water stress and winter hardiness. Nearly every aspect of plant growth and development, yield and quality is dependent upon an adequate potash supply. Potash ore, the source of potash fertilizer, is extracted from both below surface and surface mines. Potash is also precipitated from potassium rich brines.

         In recent years, potash fertilizer markets worldwide have generally been characterized by excess capacity and falling usage. From a base of 57 million tons in 1988, worldwide consumption fell to approximately 39 million tons in 1993. In 1992 and 1993, demand was dampened by reduced usage in the developing world, particularly in India, China and Brazil. Concurrently, exports from the FSU increased, driven by hard currency demands and falling internal consumption.

         Potash fertilizer usage, both domestically and abroad, increased in the 1994 crop season and, as a result, prices have increased. Industry reports have forecasted significant growth in potash fertilizer consumption in developing countries over the next ten years as economic reforms in China, India and Latin America boost crop production.


                                    BUSINESS

    GENERAL

         The Company is a major producer and supplier of nitrogen fertilizers in the southern United States and believes it is one of the nation's lowest-cost nitrogen fertilizer producers. The Company also manufactures phosphate and potash fertilizers, making it a full product line fertilizer supplier. The Company sells its nitrogen and potash fertilizer products to farmers, dealers and distributors for ultimate use primarily in the southern farming regions of the United States and areas served by the Mississippi River system. Phosphate fertilizers are sold primarily in international markets.

         The Company's operations are managed from its corporate headquarters in Yazoo City, Mississippi. The Company produces nitrogen fertilizers at its production facility in Yazoo City, Mississippi, and through a 50%-owned production facility at Donaldsonville, Louisiana. The Louisiana facility ("Triad") is operated as a joint venture by the Company and First Mississippi Corporation. The Company produces DAP fertilizer at its Pascagoula, Mississippi, facility. Potash fertilizer is mined and processed at the Company's facility near Carlsbad, New Mexico.

    EFFECTS OF THE REORGANIZATION

         The Company is the successor by merger to the Cooperative, which was formed in 1948 as the first fertilizer cooperative in the United States. Effective July 1, 1994, the Cooperative was merged into the Company and cooperative operations ceased. The primary business of the Cooperative was to provide nitrogen fertilizer to its over 16,000 shareholders. The Cooperative built an excellent reputation with its customers, suppliers and competitors as a high-quality, dependable source of fertilizers. Field surveys conducted by Company personnel have indicated that sales volumes should not be adversely affected by the change from the cooperative structure. Further, the Company anticipates that the strong relationships that the Cooperative developed with its customer-shareholders will have a positive carryover effect on marketing. The Company believes that after the Reorganization, it will retain a substantial portion of its existing customer base, while also being able to sell its products to new customers and in new markets.

         While the Cooperative had few options for raising capital, the Company believes the Reorganization will provide it with access to broader-based capital markets. This access will assist it in expanding operations, financing required capital expenditures and becoming even more competitive in its markets. The ability to issue securities not subject to the restrictions of the cooperative structure should also provide the Company with greater flexibility in connection with the financing of potential acquisitions, partnerships and alliances in the fertilizer industry.

    BUSINESS STRATEGY

         The Company's business and operating strategy is to supply quality fertilizer products at competitive prices while increasing the Company's long-term profitability. This strategy focuses on the following elements:

         Low Cost/High Efficiency Operations. The Company stresses low cost and high efficiency in every aspect of its operations. The Company's products are global commodities which are available from multiple sources; therefore, the Company competes primarily on the basis of price. Accordingly, the Company is committed to maintaining its position as one of the lowest cost U.S. nitrogen fertilizer producers. The Company maintains an experienced technical staff which aggressively seeks cost-reduction opportunities in its production processes.

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

         Customer Service and Product Quality. Unlike many of its competitors, the Company maintains a large and experienced field sales force strategically located throughout its market area. This sales force provides extensive, cost-effective, value added services and programs to the Company's customers. These efforts help to differentiate the Company's products, enhance competitiveness and establish the Company as a preferred supplier of fertilizer products. Improvements to product quality are also continually addressed to assure that products offered by the Company remain well-accepted in the marketplace.

         Distribution System. The Company has strategically located production and distribution facilities throughout the United States' mid south. All of the Company's warehouses and terminals are accessible by either rail or water. The flexibility to ship its products by these low cost modes of transportation enhances the Company's competitive position.

         Increase in Net Backs. The Company seeks to achieve the greatest return for each sale based on the net back to the Company. The Company's marketing efforts are focused on geographically proximate markets where lower transportation and distribution costs increase net backs and improve margins.

         Implemention of Advantages of the Reorganization. The Company believes that its new corporate status will increase opportunities for the growth of its operations. In addition to enhancing its ability to improve net backs, the greater flexibility of operations and access to capital markets resulting from the Reorganization will assist the Company in expanding its operations, financing capital expenditures and seeking opportunities for acquisitions, joint ventures and other strategic alliances in the fertilizer business.

    NITROGEN

         Products

         The Company produces nitrogen fertilizers at its Yazoo City, Mississippi, production facility and at the Triad facility. In fiscal 1993, the Company sold approximately 1.6 million tons of nitrogen fertilizers to farmers, fertilizer dealers and distributors located primarily in the southern United States. In fiscal 1993, sales of nitrogen fertilizer were $189.1 million, which represented approximately 65% of net sales.

         The Company's principal nitrogen products include ammonia, fertilizer-grade ammonium nitrate, which is sold under the Company's brand name "Amtrate(R)," UAN solutions which are sold under the Company's brand name "N-Sol" and urea.

         Although, to some extent, the various nitrogen fertilizers are interchangeable, each has its own distinct characteristics which produce agronomic preferences among end-users. Farmers decide which type of nitrogen fertilizer to apply based on the crop planted, soil and weather conditions, regional farming practices and relative nitrogen fertilizer prices.

         Ammonia. The basic nitrogen product is anhydrous ammonia, which is the simplest form of nitrogen fertilizer. Anhydrous ammonia, which is 82% nitrogen, is the most concentrated form of nitrogen fertilizer available.
    It is synthesized as a gas under high temperature and pressure. The raw materials used to produce anhydrous ammonia are natural gas, atmospheric nitrogen and steam.

         In fiscal 1993, the Company produced approximately 711,000 tons of anhydrous ammonia at its Yazoo City and Triad facilities and purchased approximately 27,000 tons. The Company sold approximately 34,000 tons of anhydrous ammonia as direct-application fertilizer and used the balance as a raw material to manufacture its other nitrogen fertilizer products.

         In the Company's markets, ammonia is used primarily as a pre-emergent fertilizer for most row crops. Although anhydrous ammonia is the least expensive form of nitrogen, its use as a primary fertilizer has gradually declined because of the difficulties of applying and the high cost of application equipment.

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         Ammonium Nitrate.  The Company is the largest manufacturer and marketer of ammonium nitrate fertilizer in the United States and believes it is one of the lowest cost U.S. producers. Ammonium nitrate, which is 34% nitrogen, is produced by reacting anhydrous ammonia and nitric acid. Ammonium nitrate is less subject to volatilization (evaporation) losses than other nitrogen fertilizer forms. Due to its stable nature, ammonium nitrate is the product of choice for such uses as pastures and no-till row crops where fertilizer is spread upon the surface and is subject to volatilization losses.
    Although the consumption of ammonium nitrate in the U.S. has been stable in recent years, the use of conservation tillage, which reduces soil erosion, is increasing rapidly in the U.S. and should have a positive impact on ammonium nitrate demand.

         In fiscal 1993, the Company sold approximately 731,000 tons of solid ammonium nitrate fertilizer, which it produces at its Yazoo City facility. The Company's ammonium nitrate is sold under the registered trade name Amtrate(R). Due to its superior shipping and storage characteristics, Amtrate(R) has established excellent brand name recognition and a reputation as a high-quality product.

         N-Sol. In fiscal 1993, the Company sold approximately 568,000 tons of N-Sol which is produced at its Yazoo City facility. N-Sol is a 32% nitrogen product which is made by mixing urea liquor and ammonium nitrate liquor. N-Sol is utilized for direct application to cotton, corn, grains and pastures as well as for use in liquid fertilizer blends. Over the past 20 years, there has been a substantial shift in product preference from directly applied ammonia to UAN solutions because of the difficulties of applying and the high cost of application equipment for ammonia.

         Urea. In fiscal 1993, the Company sold approximately 194,000 tons of prilled urea and approximately 74,000 tons of urea melt which are produced primarily at its Triad facility. Under a long-term contract with Melamine Chemicals, Inc., a maximum of 75,000 tons per year of urea melt can be sold at prevailing market prices to its facility located adjacent to the Triad facility. Urea is synthesized by the reaction of ammonia and carbon dioxide and then solidified in prill form. At 46% nitrogen by weight, urea is the most concentrated form of dry nitrogen. Because urea undergoes a complex series of changes within the soil before the nitrogen it contains is ultimately converted into a form which can be utilized by plants, it is considered a long-lasting form of nitrogen. As a fertilizer product, urea is acceptable as both a direct-application material and as an ingredient in fertilizer blends. Urea consumption has increased modestly in recent years. In the Company's trade area, urea is the nitrogen product of choice for topdressing rice. Most of the Company's prilled urea is aerially broadcast on rice crops in Arkansas, Louisiana, Mississippi and Texas.


         Production and Properties

         Yazoo City, Mississippi. The Yazoo City manufacturing facility is a closely integrated, multi-plant nitrogen fertilizer production complex located on approximately 1,180 acres. The complex includes an anhydrous ammonia plant, four nitric acid plants, an ammonium nitrate plant, and a UAN solutions plant. In 1993, the Company spent $32 million to expand its nitrogen production capacity at its Yazoo City facilities which increased nitric acid production capacity by approximately 300 tons per day and ammonium nitrate capacity by approximately 375 tons per day.

         The Yazoo City ammonia plant has been continuously retrofitted to incorporate energy-saving technology and improved efficiencies. The Yazoo City facility includes a 20.5 megawatt cogeneration facility which produces significant savings by sequentially using steam for electricity generation and process heat. The Yazoo City plant has direct access to water, rail and truck transportation and is strategically located for the purchase of competitively priced natural gas. See "- Raw Materials - Natural Gas."

         Donaldsonville, Louisiana. The Triad facility is a closely integrated, multi-plant nitrogen fertilizer complex located on approximately 46 acres fronting the Mississippi River. At the Triad plant, the Company produces anhydrous ammonia and urea fertilizer. The Company is entitled to one-half of the production from the Donaldsonville facility as the co-owner of Triad with First Mississippi Corporation. The Triad ammonia plant has been retrofitted on several occasions to increase production and enhance energy efficiency.

         Triad has ready access to rail and truck transportation. The plant is also equipped with a deep-water port facility on the Mississippi River, allowing access to economical barge and ship transport for its urea and ammonia products. The Triad facility is well positioned for the purchase of natural gas. See "- Raw Materials - Natural Gas."


         Marketing and Distribution

         Prior to the Reorganization, over 90% of the Cooperative's sales of nitrogen fertilizers were made to its shareholders who purchased such products pursuant to a quantity entitlement based on their stock ownership and who received patronage refunds on such purchases to the extent of the excess of the sales price over the cost of manufacturing, distributing and selling the product. Competitive factors in the sale of nitrogen fertilizers include price, proximity to markets and customer service. The Company believes that it can successfully compete based on these criteria and anticipates that its nitrogen customer base will be substantially similar to that of the Cooperative. See "The Reorganization - Reasons for the Reorganization."

         The Company sells its nitrogen fertilizer products to farmers, dealers and distributors located primarily in the southern farming regions of the United States where its facilities are located. In the three-tiered fertilizer distribution chain, distributors operate as wholesalers supplying dealers who, in turn, sell directly to farmers. Larger customers (distributors and large multi-location dealers) arrange for distribution, storage and financing of nitrogen fertilizer. The majority of the Company's sales are made to distributors and large dealers.

         The ten states which make up the Company's primary trade area are Mississippi, Alabama, Arkansas, Texas, Louisiana, Missouri, Georgia, Florida, Tennessee and Kentucky. Based on published fertilizer consumption figures, the Company believes that its sales of nitrogen fertilizers in Mississippi, Alabama, Arkansas and Louisiana substantially exceed those of any other producer.

         The Company maintains a large and experienced field sales force strategically located throughout the southern United States. This sales force maintains close communications with the customer base and plays a vital role in the marketing and distribution of the Company's products. Through regular, personal contact with its customers, the Company is able to ascertain local demand for fertilizer products and arrange to have those products available from the most cost-effective source. The Company's field sales force is also able to identify specific customer service needs which the Company can provide. Customer service helps differentiate the Company's products and enhance its position as a preferred supplier.

         The Company transports its nitrogen products by water, rail and truck. The Company's distribution network is complemented by 23 owned or leased warehouses and terminals strategically placed in high-consumption areas.


    PHOSPHATES

         Products

         The Company produces DAP at its Pascagoula, Mississippi, facility. In fiscal 1993, the Company sold approximately 692,000 tons of DAP, primarily into international markets. In fiscal 1993, sales of DAP were $78.9 million, which represented approximately 27% of net sales.

         DAP is the most common form of phosphate fertilizer. DAP is produced by reacting phosphate rock with sulfuric acid to produce phosphoric acid which is then combined with ammonia. DAP contains 18% nitrogen and 46% phosphate (P\\2\\0\\5\\) by weight. DAP is an important fertilizer product for both direct application and for use in blended fertilizers applied to all major types of row crops.

         Production and Properties

         The Company returned the Pascagoula facility to full operation and began producing DAP in December 1991 after entering into its phosphate rock supply contract with OCP. In April 1988, the Company had sold its Pascagoula, Mississippi, fertilizer manufacturing facility where it produced mixed fertilizer products. The purchaser had operated the facility for approximately two years, after which it filed a voluntary Chapter 7 bankruptcy petition and the U.S. bankruptcy trustee took control of the facility for liquidation. On December 7, 1990, the trustee conveyed the Pascagoula facility to the Company in lieu of foreclosure of the Company's security interest in the facility.

         The Company's phosphate production complex is located on approximately 1,500 acres. The Pascagoula facility is a closely integrated, multi-plant phosphatic fertilizer complex where the primary facilities are a phosphoric acid plant, two sulfuric acid plants and a DAP granulation plant. The plant has storage facilities for finished product (45,000 tons), as well as for the primary raw materials, phosphate rock (80,000 tons), sulfur (10,000 tons) and ammonia (25,000 tons). All of the phosphate rock utilized by the Company is purchased pursuant to a single supply contract. See "- Raw Materials - Phosphate Rock."

         The plant site fronts a deep-water channel which provides direct access to the Gulf of Mexico. The complex contains docks and off-loading facilities for receiving ship-load quantities of phosphate rock, sulfur and ammonia, and for outloading DAP. The plant's location on deep water provides the Company with an outbound freight cost advantage over central Florida DAP producers with respect to international shipments and domestic shipments along the Mississippi River system.

         Marketing and Distribution

         The Company sells substantially all of its DAP to Atlantic, the exclusive distributor of its DAP products. Atlantic maintains a network of sales agents in the major phosphate fertilizer consuming nations around the world. Sales to Atlantic are made on an FOB Pascagoula basis at a price which reflects the price Atlantic charges its customers, adjusted to reflect Atlantic's commission. Sales to Atlantic for the export market are backed by standby letters of credit.

         In fiscal 1993, approximately two thirds of the Company's DAP was sold into international markets. The three largest export markets in fiscal 1993 were India, China and Mexico. Most domestic sales are made in barge-lot quantities to major fertilizer distributors and dealers located on the Mississippi River system. The vast majority of the Company's product is transported by ship and barge, although truck and rail access is also available.


    POTASH

         Products

         The Company produces potash at its mine and related facilities near Carlsbad, New Mexico. In fiscal 1993, the Company sold approximately 283,000 tons of granular potash primarily to customers located west of the Mississippi River. In May 1994, the Company completed an expansion of its Carlsbad facility for $1.6 million, bringing its capacity for granular product to approximately 420,000 tons per year. In fiscal 1993, potash sales were $20.1 million, which represented approximately 7% of net sales.

         The Company's potash is mined from subterranean salt deposits containing a mixture of potassium chloride and sodium chloride. The Carlsbad, New Mexico, potash deposits are located from 800 to 1,200 feet below the surface. Potash is produced in a refining process whereby the potassium chloride is separated from the sodium chloride.

         The Company produces red granular potash. The three principal grades of potash fertilizer are granular, coarse and standard, with granular being the largest particle size. Granular potash is used as a direct-application fertilizer and, among the various grades, is particularly well-suited for use in fertilizer blends. Potash is an important fertilizer product for both direct application and for use in blended fertilizer applied to all major types of row crops.

         Production and Properties

         The Company's potash mine and refinery are located approximately 25 miles east of Carlsbad, New Mexico. The Company recently completed a $5 million project to modernize its mining equipment and enable it to extract a higher grade of ore which will improve overall facility efficiencies. The mine supplies ore to an aboveground refinery which separates the potassium chloride from the ore. The run-of-mine refined product is then transported to the Company's nearby compaction plant for conversion to granular form. The Company recently increased compaction capacity from approximately 300,000 tons to approximately 420,000 tons per year. Located contiguous to the compaction facility are storage and shipping facilities from which the finished product is transported by rail and truck into domestic and export markets.

         The Company's potash reserves are controlled under long-term federal and state potassium leases on approximately 60,000 acres. In addition, the Company holds mineral title to approximately 4,400 acres and fee title to approximately 10,000 acres. Revised estimates of potash ore reserves underlying the Carlsbad properties were compiled in 1981 and 1983.
    According to these estimates, the Company's reserves were estimated to contain 346.2 million tons of insitu ore with an average grade of 15.25% K\\2\\0 or 297.9 million tons of recoverable ore with an average grade of 14.88% K\\2\\0. Since these estimates were made, ore extracted would indicate remaining reserves of 334.4 million tons of insitu ore with an average grade of 15.25% K\\2\\O or 297.9 million tons of recoverable ore with an average grade of 14.88% K\\2\\O. With expected ore processing efficiencies, this estimated reserve base is equivalent to 57.2 million tons of product muriate of potash. At current production rates, the Company's reserves have a remaining life of approximately 140 years.

         Marketing and Distribution

         The substantial majority of the Company's potash sales are in domestic markets in the southern states west of the Mississippi River where it and other Carlsbad potash producers enjoy freight cost advantages over Canadian and overseas potash producers. Consistent with the Company's strategy to maximize net backs and increase profit margins, domestic sales are targeted for locations along the freight route of the Santa Fe Railroad. Domestic potash marketing is performed by the Company's sales staff. The Company's export sales are made through Potash Corporation of Saskatchewan. The primary export markets for the Company's potash are Mexico and Brazil. Potash for export is transported by rail to terminal facilities in Houston.


    RAW MATERIALS

         Natural Gas

         Natural gas is the primary raw material used by the Company in the manufacture of nitrogen fertilizer products. Natural gas is used both as a chemical feedstock and as a fuel to produce anhydrous ammonia which is then upgraded into other nitrogen fertilizer products. During fiscal 1993, the cost of natural gas represented approximately 80% of the Company's cost of producing ammonia. Because there are no commercially feasible alternatives for natural gas in the production of ammonia, the economic viability of the Company's nitrogen business depends upon the availability of competitively priced natural gas.

         In today's natural gas market, the Company's total natural gas cost generally consists of two components--the market price of the natural gas in the producing area at the point of delivery into a pipeline and the fee charged by the pipeline for transporting the natural gas to the Company's plants. The cost of the transportation component can vary substantially depending on whether or not the pipeline has to compete for the business. Therefore, it is extremely important to the Company's competitiveness that it have access to multiple natural gas transportation services. In addition to the impact on transmission costs, access alternatives enable the Company to benefit from natural gas price differences which may exist from time to time in the various natural gas-producing areas. In recent years, the Company has improved the natural gas purchasing logistics of its nitrogen facilities.

         The natural gas requirements of the Yazoo City plant (approximately 54,000 Mcf per day) are supplied in part by Shell Western E&P Inc. ("SWEPI"), a subsidiary of Shell Oil Company ("Shell"). In 1972, the Company and Shell entered into a gas purchase and sale agreement whereby Shell agreed to supply natural gas to the Yazoo City plant from its natural gas reserves located in Rankin County, Mississippi. To facilitate this agreement, Shell constructed a 60-mile pipeline (the "Thomasville Line") from its reserves directly to the Yazoo City facility. The original Shell contract was superseded by a new contract with SWEPI on January 1, 1986.
    The 1986 contract provided for the delivery of 30,000 Mcf per day under arrangements providing for fixed prices on certain quantities and market-related prices on other specified quantities. The arrangements with SWEPI provided the Company with natural gas supplies priced below the prevailing market. The primary term of the SWEPI contract expired on March 31, 1994. SWEPI continues to furnish gas for a 120-day "renegotiation period" to allow for the opportunity for structuring a new contract. The Company anticipates that it will reach an agreement with SWEPI to continue purchasing the output of the Rankin County reserves, which is presently approximately 20,000 Mcf per day. The Company expects that the gas will be subject to market-sensitive pricing. Although the expiration of the SWEPI contract has resulted in higher natural gas costs, the Company believes that it remains one of the lowest-cost nitrogen producers in the U.S.

         The balance of the requirements of the Yazoo City plant are presently being furnished by an intrastate pipeline which is connected to the plant by the Thomasville Line and by various producers and marketers who sell gas to the Company at various points along the pipeline systems which are directly connected to the Yazoo City plant. The Yazoo City plant is also directly connected to the interstate pipeline system of Southern Natural Gas Company ("Southern"). The Company and Southern have entered into a long-term, interruptible transportation agreement. Although the Southern contract provides for interruptible service, the Company believes that curtailment of supply is unlikely due to the plant's location on the system. In addition to being connected to Southern, the plant is located within a mile of the Texas Eastern Transmission Corporation pipeline system. The Company has also secured long-term transportation capacity in the Thomasville Line, which provides the plant with access to an additional interstate pipeline and a large intrastate gathering and transmission system in southern Mississippi. As a result of this multiple source access, the Company benefits from competition for the transportation and its supply of natural gas.

         The natural gas requirements of the Triad plant are approximately 54,000 Mcf per day. The Triad facility is located in one of the primary gas-producing regions of the United States. The facility is presently connected to five intrastate pipeline systems and benefits from intense competition among those suppliers. Currently, the plant's requirements are being supplied by three of the intrastate lines under various pricing arrangements. Generally, these contracts impose firm delivery obligations at market-sensitive prices. In addition, the Company purchases gas for Triad on the spot market pursuant to 30- to 90-day fixed-price contracts. Due to Triad's favorable access to natural gas supplies, the Company believes that the loss of any particular supplier would not have a material impact on plant operations. There have been no significant supply interruptions at the Triad facility.

         Natural gas is currently in ample supply but the excess deliverability ("gas bubble") which existed in the late 1980's and early 1990's has dissipated. Producer deliveries are now approaching full capacity. Due to the narrowing gap between supply and demand, natural gas prices have become increasingly volatile and subject to seasonal volatility. The Company uses natural gas futures contracts to hedge against the risk of short-term market fluctuations in the cost of natural gas.


         Phosphate Rock

         Phosphate rock is the primary raw material for the manufacture of DAP. The Pascagoula facility's requirements for phosphate rock are approximately
    1.1 million tons per year. As of September 15, 1991, the Company entered into a contract with Office Cherifien des Phosphates ("OCP") to supply all of the phosphate rock requirements of the Pascagoula facility. This contract was recently amended and its term extended to June 30, 2003. OCP, the national phosphate company of Morocco, is the world's largest producer of phosphate rock and upgraded phosphates. The contract price for phosphate rock is based on phosphate rock costs incurred by certain domestic competitors of the Company and on the long-term financial performance of the Company's phosphate operations. Under this formula, the Company realizes favorable phosphate rock prices and is afforded significant protection during periods when market conditions are depressed and its DAP operations are stressed. As a result, the Company was able to sustain its operations during the past several years despite historically low prices for phosphate products. Conversely, in favorable markets, when the Company's DAP operations are profitable, the contract price of phosphate rock will escalate to the extent that the Company will not fully participate in DAP price appreciation. Pursuant to this contract, the Company and OCP are required to negotiate further adjustments as needed to maintain the viability and economic competitiveness of the Pascagoula plant. The strategic alliance with OCP has functioned effectively since inception, and the Company considers its relations with OCP to be excellent.

         Sulfur

         Sulfur is used in the manufacture of sulfuric acid at the Pascagoula plant. Sulfur is in adequate supply and is available on the open market in quantities sufficient to satisfy the Company's current requirements of 300,000 tons per year.

         Ammonia

         Until recently, ammonia has been in adequate supply at depressed prices. In early 1994, intermittent shortages of ammonia, which caused a surge in ammonia prices, developed due to increased consumption in agricultural and industrial markets, several unplanned plant outages and reduced imports from the FSU. However, in the past few months, ammonia prices have returned to more moderate levels.

    COMPETITION

         Since fertilizers are global, largely fungible commodities, the primary competitive factor is price. Secondary methods of competition include product quality, customer service and availability of product. In each product category, the Company competes with a broad range of domestic producers, including farmer cooperatives, subsidiaries of larger companies, integrated energy companies and independent fertilizer companies. Many of the Company's domestic competitors have larger financial resources and sales than the Company. The Company also competes with foreign producers.
    Foreign competitors are often owned or subsidized by their governments and, as a result, may have cost advantages over domestic companies.
    Additionally, foreign competitors are frequently motivated by non-market factors such as the need for hard currency.

         The Company produces and sells nitrogen fertilizer products primarily in the southern United States. Because competition is based largely on price, maintaining low production costs is critical to competitiveness. The Company believes it is one of the lowest-cost producers of nitrogen fertilizers in the United States. Natural gas comprises the majority of the raw materials cost of nitrogen fertilizers. Competitive natural gas purchasing is essential to maintenance of the Company's low-cost position. Equally important is efficient use of this gas due to the energy-intensive nature of the nitrogen business. Therefore, cost-competitive production facilities that allow flexible upgrading of ammonia to other finished products are critical to a low-cost competitive position. In the highly fragmented nitrogen fertilizer market, product quality and customer service can also be sources of product differentiation.

         Through Atlantic, the Company sells approximately two-thirds of its DAP in international markets. The United States phosphate industry has become more concentrated as a result of recent consolidations and joint ventures, and the Company is significantly smaller than most of its competitors in terms of resources and sales. Most of the Company's principal competitors have captive sources of some or all of the raw materials and this may provide them with cost advantages. The Company's long-term phosphate rock contract with its flexible pricing mechanism is a key element to the Company's ability to compete.

         Most potash consumed in the United States is provided by large Canadian producers, who have economies of scale and lower variable costs than their U.S. counterparts. Over 80% of United States potash production capacity is located in the Carlsbad, New Mexico, area. While the Carlsbad producers have higher mining costs than the Canadian producers, this disadvantage is offset by logistical and freight advantages in certain markets in the United States southwest and the lower United States corn belt. The Company competes in these markets primarily with three other Carlsbad potash producers. The Company believes that its reserve position gives it a competitive edge and that it will be a long-term participant in the United States potash industry.

    OTHER PROPERTIES

         The Company owns an administration building in Yazoo City which contains approximately 65,000 square feet of office space.

         The Company has a total system-wide storage capacity of approximately 393,000 tons. In addition to the fertilizer storage facilities in Yazoo City and Pascagoula, Mississippi, Carlsbad, New Mexico, and Donaldsonville, Louisiana, the Company also owns or leases 23 fertilizer storage and distribution facilities at other locations in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, Missouri, Tennessee and Texas.

         In 1980, the Company completed the purchase of phosphate rock property in Hardee County, Florida. This property, containing approximately 12,000 acres, is estimated by the Company to contain approximately 62 million recoverable tons of phosphate rock of commercial quality. During 1990, the Company entered into an agreement granting a third party the exclusive option, for a period of four years, to purchase this undeveloped phosphate rock property. As of July 12, 1994, the Company and the option holder entered into a new agreement with respect to this property whereby (i) the Company conveyed approximately 2,500 acres to the third party; (ii) the Company has granted to the third party the exclusive option, for a period of three and one-half years, to purchase the remaining 9,500 acres; (iii) the Company was granted a put option whereby the Company has the right and option to sell the 9,500 acres to the third party if the third party does not exercise its prior option to purchase the property; and (iv) the Company was granted an exclusive option to repurchase the previously conveyed 2,500 acres in the event the third party does not exercise its option to purchase the 9,500 acres and the Company does not exercise its put option on the 9,500 acres.

    RESEARCH AND DEVELOPMENT

         The Company has a research and development staff of 12 full-time professional employees whose activities relate primarily to the improvement of existing products. The Company estimates that approximately $1.5 million will be spent on research and development activities during fiscal 1994.
    The expenditures on research activities sponsored by the Company during fiscal 1993, 1992 and 1991 were approximately $1.4 million, $1.7 million and $1.2 million, respectively.

    EMPLOYEES

         As of March 30, 1994, the Company employed approximately 945 persons at all locations. The Company considers its employee relations to be satisfactory.

    COMPLIANCE WITH ENVIRONMENTAL REGULATIONS

         The Company's operations are subject to federal, state and local laws and regulations pertaining to the environment among which are: the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Emergency Response Compensation and Liability Act, the Toxic Substances Control Act, and the Mississippi State Pollution Prevention Act. The Company's facilities require operating permits which are subject to review by governmental agencies. The Company believes that its policies and procedures now in effect are generally in compliance with applicable laws and with the permits relating to the facilities.

         In the past, significant capital and operating costs related to environmental laws have been incurred. The majority of the Company's environmental capital expenditures have been in response to the requirements of the Clean Air Act and the Clean Water Act. Since 1967, the Company has spent approximately $50.0 million on its fertilizer production facilities in order to meet applicable federal and state pollution standards. The Company is involved in certain litigation involving a Louisiana waste disposal site. See "Legal Proceedings - Combustion, Inc. Litigation."

         Capital expenditures related to environmental obligations for the past three fiscal years were approximately as follows: 1993 - $7.0 million;
    1992 - $10.0 million; 1991 - $4.0 million. In addition to the foregoing expenditures, the Company constructed a new nitric acid plant and related facilities in Yazoo City which was completed in early 1993. This facility increased capacity and also replaced existing production from other plants which were closed. Enhanced environmental protection under the Clean Air Act was a primary factor in the Company's decision to construct the plant.

         Environmental capital expenditures are expected to be approximately $1.5 million for the fiscal year ending June 30, 1994 and approximately $6.0 million for fiscal 1995. Future environmental expenditures will include a recently approved expenditure of approximately $7.0 million to replace an existing scrubber system at Yazoo City with a new system which will reduce particulate emissions from fertilizer prill towers. The Company has also approved a $1.3 million expenditure to relocate the discharge point of the Yazoo City facility's combined storm and process water to the Yazoo River.

         On March 31, 1994, the Company charged to its earnings approximately $5.9 million relating to the estimated cost of the future closure of the gypsum disposal facility located at Pascagoula. This charge relates to the portion of the disposal facility utilized to date, and it is estimated that future charges of approximately $3.0 million will be accrued over the estimated six-year remaining life of the disposal facility.

         In the normal course of its business, the Company is exposed to risks relating to possible releases of hazardous substances into the environment. Such releases could cause substantial damage or injuries. Environmental expenditures have been and will continue to be significant. It is impossible to predict or quantify the impact of future environmental laws and regulations.

    LEGAL PROCEEDINGS

         Combustion, Inc. Litigation. On July 15, 1986, the first of 17 lawsuits was filed by numerous plaintiffs in the Twenty-first Judicial District Court, Parish of Livingston, State of Louisiana, against Triad, the Company and approximately 90 other named defendants. Additionally, approximately 200 parties have been added as third-party defendants. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste from the Combustion, Inc. waste disposal site in Livingston Parish, Louisiana.

         These cases were removed to the U.S. District Court for the Middle District of Louisiana, then remanded to State Court, and have now been removed once again to Federal Court. Plaintiffs have filed a motion to have the cases remanded to State Court.

         The plaintiffs moved for certification of a class for the purpose of consolidating the pending litigation as one class action suit, and in January 1991, a state class was certified by the District Court judge. The Louisiana First Circuit Court of Appeal affirmed the certification of the class, but reversed the definition of the class and remanded the issue to the trial court for further determination.

         Triad and the Company are vigorously defending their position in these proceedings and consider their defense meritorious.

         CERCLA Sites. Triad has received and responded to letters issued by the United States Environmental Protection Agency ("EPA") under Section 104 of the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") relative to the possible disposition of Triad waste at the Combustion, Inc. site and the Cleve Reber disposal site in Ascension Parish, Louisiana. Under CERCLA, generators of waste may be held responsible for investigation and site cleanup costs.

         Potash Litigation. In actions filed in April 1993, the Company was named as a defendant, along with other United States and Canadian potash producers, in several complaints which alleged a conspiracy among the defendants to fix the price of potash in violation of the United States antitrust laws. Following the disqualification of certain of the plaintiff's counsel, amended complaints were filed, none of which name the Company as a defendant. With respect to two of the plaintiffs, the Company has entered into an agreement whereby any applicable statute of limitation is tolled from the date of the agreement through September 30, 1994.

         Potash Investigation. On November 24, 1993, the Antitrust Division of the Department of Justice served the Company with a grand jury subpoena in connection with its investigation of allegations of price fixing by United States and Canadian potash producers. The subpoena requests that the Company produce certain documents relating to its potash business in the United States and Canada. The Company is in the process of assembling these documents for production.

         Other Legal Proceedings. In addition to the foregoing, the Company, in the ordinary course of business, is the subject of, or a party to, other various pending or threatened legal proceedings. The Company believes that any ultimate liability arising from these actions would not have a material effect on its financial position or results of operations.

                                   MANAGEMENT

    EXECUTIVE OFFICERS AND DIRECTORS

         The executive officers and directors of the Company are as follows:

                    NAME              AGE                       POSITION
                    ----              ---                       --------
         Charles O. Dunn(1)            46  President, Chief Executive Officer and Director
         William F. Hawkins            63  Senior Vice President - Finance and Administration
         David W. Arnold               57  Senior Vice President - Technical Group
         C. E. McCraw                  46  Senior Vice President - Operations
         Robert E. Jones               46  Vice President and General Counsel
         Rosalyn B. Glascoe            49  Corporate Secretary
         Coley L. Bailey(1)            43  Chairman of the Board
         John Sharp Howie(1)(2)        54  Vice-Chairman of the Board
         John W. Anderson(1)(3)        59  Director
         Frank R. Burnside, Jr.(2)     45  Director
         Woods E. Eastland (2)         49  Director
         Robert P. Dixon(1)(2)         50  Director
         W. R. Dyess(3)(4)             55  Director
         G. David Jobe(3)              51  Director
         George Penick(4)              46  Director
         David M. Ratcliffe(3)         46  Director
         Wayne Thames(4)               58  Director
         Tom C. Parry                  66  Director Emeritus

    __________________________
    (1) Member of Executive Committee
    (2) Member of Compensation Committee
    (3) Member of Audit Committee
    (4) Member of Directors Affairs Committee


         CHARLES O. DUNN - Mr. Dunn has been employed by the Company since 1978, was elected President and Chief Executive Officer of the Company in April 1993 and has served as a director of the Company since 1993. Prior to becoming President, Mr. Dunn served in various positions within the Company, including Attorney and Executive Vice President.

         WILLIAM F. HAWKINS - Mr. Hawkins has been employed by the Company since 1966. He was appointed Senior Vice President - Finance and Administration in 1987. Prior to 1987, Mr. Hawkins served in various positions with the Company, including Senior Vice President - Finance and Vice President - Finance.

         DAVID W. ARNOLD - Mr. Arnold has been employed by the Company since 1966. He was appointed as Senior Vice President - Technical Group in July 1991. Mr. Arnold served as Senior Vice President - Engineering from 1981 to 1987 and as Senior Vice President - Research & Engineering from 1987 to 1991.

         C. E. MCCRAW - Mr. McCraw has been employed by the Company since 1974. He was appointed Senior Vice President - Fertilizers Group in 1991. Prior to 1991, Mr. McCraw served as Vice President - Operations, Vice President - Nitrogen Development and various other positions with the Company.

         ROBERT E. JONES - Mr. Jones has been employed by the Company since 1974. He was appointed Vice President and General Counsel in 1989. Prior to 1989, Mr. Jones served in various positions with the Company, including Associate General Counsel and General Counsel.

         ROSALYN B. GLASCOE - Ms. Glascoe has been employed by the Company since 1981. She was appointed Corporate Secretary in 1986. Prior to 1986, Ms. Glascoe served as Stock Department Manager and Assistant Secretary.

         COLEY L. BAILEY - Mr. Bailey has been a director of the Company since 1978 and has served as Chairman of the Board since 1988. For more than the past five years, he has been engaged in farming activities in Yalobousha County, Mississippi.

         JOHN SHARP HOWIE - Mr. Howie has been a director of the Company since 1966 and has served as Vice Chairman of the Board since 1988. For more than the past five years, he has been engaged in farming activities in Yazoo County, Mississippi.

         JOHN W. ANDERSON - Mr. Anderson has been a director of the Company since 1989. In May 1989, he was named Chief Executive Officer of Alabama Farmers Cooperative, Inc. Prior to 1989, Mr. Anderson was Manager of the Anderson's Peanuts Division of Alabama Farmers Cooperative. He had been affiliated with Anderson's Peanut Division since 1984.

         FRANK R. BURNSIDE, JR. - Mr. Burnside has been a director of the Company since 1985. For more than the past five years, he has been a farm supply dealer and Vice President and Manager of Newellton Elevator Company, Inc., Newellton, Louisiana.

         ROBERT P. DIXON - Mr. Dixon has been a director of the Company since 1986. For more than the past five years, he has been the President and Chief Executive Officer of SF Services, Inc., a North Little Rock, Arkansas agricultural cooperative.

         W. R. DYESS - Mr. Dyess has been a director of the Company since 1991. Since 1972, he has served as President of Dyess Farm Center, Inc., in Bardwell, Texas, and ABC Ag Center, Inc., in Corsicana, Texas.

         WOODS E. EASTLAND - Mr. Eastland has been a director of the Company since July 1994. Since 1986, he has been President and Chief Executive Officer of Staplcotn & Stapldiscount, a cotton marketing and financing cooperative located in Greenwood, Mississippi.

         G. DAVID JOBE - Mr. Jobe has been a director of the Company since 1989. Since 1981 he has been affiliated with, and currently serves as Senior Vice President of Corporate Operations of, MFA Incorporated, a regional agricultural cooperative.

         GEORGE PENICK - Mr. Penick has been a director of the Company since July 1994. He is President of the Foundation for the Mid South, a private philanthropic foundation, and has served in that position since 1990. From 1986 until 1990, he was the first executive director of the Jessie Ball duPont Fund.

         DAVID M. RATCLIFFE - Mr. Ratcliffe has been a director of the Company since July 1994. Since 1991, he has served as President and Chief Executive Officer of Mississippi Power Company, an electric utility. From 1989 until 1991, he was Executive Vice President of Southern Company Services.

         WAYNE THAMES - Mr. Thames has been a director of the Company since 1973. For more than the past five years, he has been a cattleman in Evergreen, Alabama.

         TOM C. PARRY - Mr. Parry was President of the Company and a member of the Board of Directors from 1972 until 1993. Mr. Parry was appointed in 1994 by the Board of Directors as Director Emeritus.

    TERM OF OFFICE

         The Board of Directors is classified into three classes, the first class serving until the annual meeting of shareholders to be held in 1995 ("Class I Directors"), the second class serving until the annual meeting of shareholders to be held in 1996 ("Class II Directors") and the third class serving until the annual meeting of shareholders to be held in 1997 ("Class III Directors"). Messrs. Burnside, Anderson, Dixon and Penick serve as Class I Directors, Messrs. Thames, Dyess, Jobe and Ratcliffe serve as Class II Directors and Messrs. Dunn, Bailey, Howie and Eastland serve as Class III Directors. All officers serve at the pleasure of the Board of Directors.

    LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         The Company's Articles of Incorporation contain provisions eliminating the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by the Mississippi Business Corporation Act. Each director will continue to be subject to liability for the amount of financial benefit received by a director to which he or she is not entitled, for any intentional infliction of harm on the Company or its shareholders, for improper distributions to shareholders and for intentional violations of criminal law. This provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

    BOARD COMMITTEES

         The Board of Directors has established four standing committees: the Audit Committee, the Compensation Committee, the Directors Affairs Committee and the Executive Committee. The Audit Committee recommends the appointment of independent auditors and oversees the accounting and audit functions of the Company. The Compensation Committee determines executive officers' salaries and bonuses. No member of the Compensation Committee or the Audit Committee is or has been an employee of the Company. The Directors Affairs Committee operates as a nominating committee for the slate of directors and officers, recommends directors' compensation to the full Board and periodically reviews the performance of the Board. The Executive Committee has the authority to take all actions which the Board of Directors as a whole would be able to take.

    DIRECTOR COMPENSATION

         All directors, other than Coley L. Bailey, John Sharp Howie and Charles
    O. Dunn, are paid an annual retainer of $12,000 and $1,000 per meeting, plus expenses. Coley L. Bailey, as Chairman of the Board, receives a salary of $40,000 a year, plus expenses. John Sharp Howie, as Vice Chairman of the Board, receives an annual retainer of $18,000 and $1,000 per meeting, plus expenses. Charles O. Dunn, as President and Chief Executive Officer, receives no additional remuneration for serving as a director.

    EXECUTIVE COMPENSATION

         The following table sets forth information with respect to all compensation paid or earned for services rendered to the Company in fiscal 1993, 1992 and 1991 by the Company's Chief Executive Officer and the Company's four highest paid executive officers other than the Chief Executive Officer (together, the "Named Executive Officers").


                           SUMMARY COMPENSATION TABLE


                                             ANNUAL COMPENSATION
                                ---------------------------------------------
           (A)                   (B)     (C)         (D)             (E)
                                                                 OTHER ANNUAL
                                        SALARY      BONUS        COMPENSATION
NAME AND PRINCIPAL POSITION     YEAR      ($)        ($)            ($)(1)
                                ----   --------    -------       ------------

Charles O. Dunn                 1993   $243,319    $64,612          $4,427
  President and Chief           1992    216,600     65,846           4,303
  Executive Officer             1991    202,416     68,822           4,116

William F. Hawkins              1993    212,628     45,077           4,427
  Senior Vice President -       1992    198,720     55,344           4,303
  Finance and Administration    1991    185,700     57,567           4,116

C. E. McCraw                    1993    195,132     41,758           4,427
  Senior Vice President -       1992    175,008     46,377           4,303
  Fertilizer Group              1991    151,836     42,515           4,116

Robert E. Jones                 1993    162,648     32,123           4,427
  Vice President and            1992    152,016     34,584           4,303
  General Counsel               1991    142,008     35,502           4,116

David W. Arnold                 1993    159,540     30,711           4,427
  Senior Vice President -       1992    149,100     33,920           4,303
  Technical Group               1991    139,344     34,836           4,116



    ________________________________

    (1) The amounts disclosed in column (e) of the Summary Compensation Table represent employee salary deferrals under the Company's 401(k) plan which would otherwise be payable during the relevant fiscal year.

    BASE SALARIES

         Base salaries of the President and other executive officers are based on internal equity and external competitiveness. The Company has retained W.M.S. Management Consultants, a compensation consulting firm, to assist in the establishment of salary ranges for each executive officer. Individual salaries are set within the established range based on subjective individual performance evaluations. It is the objective of the Compensation Committee of the Company to develop salary programs which attract and maintain qualified key employees.

    ANNUAL BONUSES

         Annual bonuses for executive officers are intended to reward key employees who have a material impact on the Company's operating results. Bonuses are not paid unless the Company's financial performance, as measured by specified ratios, ranks in the top 50% of an industry survey. The Chief Executive Officer's bonus is based on corporate performance. Other executive officers' bonuses are based in part on corporate performance, as measured by specific financial measurements, and in part on management's evaluation of each executive officer's performance. These criteria are reviewed and approved by the Compensation Committee. Under this plan, the Chief Executive Officer's bonus can range as high as 33% of base salary. Other executive officers can achieve bonuses up to a maximum percentage established by the Compensation Committee. For 1993, maximum bonus potential for the Company's four most highly compensated executive officers, other than the Chief Executive Officer, ranged between 15% and 21%.

    PENSION PLAN

         The Company provides a "Defined Benefit" retirement plan for all regular employees meeting established age and employment service requirements. Benefits are determined based on average pay and years of credited service. Annual Company contributions on behalf of individual specified participants cannot be calculated by plan actuaries. Only an employee's "base pay" is covered by the plan. Plan compensation does not include bonuses, overtime or shift differentials. The following table shows estimated annual benefits payable at age 65 to newly hired persons in specified compensation and years of service categories. Listed benefits are not subject to deductions for social security or other offset amounts.

                               PENSION PLAN TABLE

                                     YEARS OF SERVICE

 REMUNERATION
                    15         20         25          30          35

  $ 25,000       $ 4,688    $ 6,250    $  7,813    $  9,375    $ 10,938

    50,000        10,005     12,500      15,625      18,750      21,875

   100,000        25,005     32,440      39,763      47,175      54,880

   150,000        40,005     52,440      64,763      77,175      89,880

   200,000        55,005     72,440      89,763     104,077     104,077

   250,000        65,757     86,776     104,077     104,077     104,077
  and above
=======================================================================

    Years of service for the officers listed in the Summary Compensation Table are: Charles O. Dunn - 15; William F. Hawkins - 27; C. E. McCraw - 20; Robert E. Jones - 20; and David W. Arnold - 27.

    SUPPLEMENTAL BENEFIT PLAN

         In fiscal 1984, the Company established a nonqualified "Defined Benefit" Supplemental Benefit Plan for any employee who is a participant in the Pension Plan and whose benefits from that Plan will, at his retirement, be limited by the operation of Section 415 of the Internal Revenue Code and/or, effective for fiscal 1991, Section 407(a)(17) of the Code. The purpose of the supplemental plan is to make up the difference between the defined pension benefit permitted under Section 415 of the Code and what would otherwise be payable but for the Section 415 limit.

         Benefits from this Plan will be payable to any participant designated by the Plan Administrator on a monthly basis beginning at the time and under the terms that would have applied if such benefits had been payable from the Pension Plan.

         The following table shows estimated annual benefits payable under the Plan to persons in specified compensation and years of service categories. (The actual benefit paid under the supplemental plan is the supplemental benefit minus the allowable pension plan benefit.)

                        SUPPLEMENTAL BENEFIT PLAN TABLE

                               YEARS OF SERVICE

         REMUNERATION
                           15       20       25        30        35
           $150,000     $     0  $     0  $      0  $      0  $      0
            or less
            200,000           0        0         0     3,098    20,803
            250,000       4,248    5,864    10,686    33,098    55,803
            300,000      19,248   25,864    35,686    63,098    90,803
            350,000      34,248   45,864    60,686    93,098   125,803
            400,000      49,248   55,864    85,686   123,098   160,803
            450,000      64,248   65,864   110,686   163,098   195,803

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


    CERTAIN RELATIONSHIPS WITH CUSTOMERS

         The primary business of the Cooperative was to provide fertilizer products to its shareholders pursuant to preferred patronage rights to purchase fertilizer products in proportion to the type and amount of Common Stock they owned. Certain directors of the Company were either direct customers of the Cooperative or were affiliated in some capacity with direct customers of the Cooperative. All sales of product to directors and their affiliates have been and are made in the ordinary course of business at prices and terms which are determined based on prevailing competitive conditions and which are no less favorable to the Company than the prices and terms of transactions with other customers and shareholders.

         During the fiscal year ended June 30, 1993, sales to SF Services, Inc. ("SFS") were approximately $33 million representing approximately 11.4% of the Company's net sales and approximately 8.6% of SFS's consolidated gross revenues. Robert P. Dixon, a director of the Company, is an executive officer of SFS. During fiscal 1993, sales to Alabama Farmers Cooperative, Inc. ("AFC") were approximately $14.0 million. These sales represent 6.6% of the gross revenues of AFC. John W. Anderson, a director of the Company, is an executive officer of AFC. Sales to SFS and AFC were on terms and conditions comparable to transactions with other shareholders.

         The Cooperative paid its shareholders patronage refunds. In fiscal 1993, the Cooperative paid its largest shareholder, SFS, patronage refunds in the aggregate amount of $1.9 million and paid AFC $1.7 million. As a result of the Reorganization, the Company will not pay patronage refunds after fiscal 1994. It is currently expected that patronage refunds with respect to fiscal 1994 will be calculated and paid in October 1994.

    OTHER TRANSACTIONS

         SFS has agreed to buy the Company's storage facility located in North Little Rock, Arkansas, for approximately $600,000. Robert P. Dixon, a director of the Company, is an executive officer of SFS.

         On August 30, 1993, the Company sold a storage facility located in Decatur, Alabama, to AFC for $115,000. John W. Anderson, a director of the Company, is the President and Chief Executive Officer of AFC.

         In the opinion of the Company, the transactions described are on terms as favorable to the Company as if transacted with unaffiliated third parties.

                       PRINCIPAL AND SELLING SHAREHOLDERS

         The following table sets forth certain information as of June 1, 1994 regarding the beneficial ownership of the Common Stock by (i) the Selling Shareholders, (ii) each shareholder known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, (iii) each director of the Company, (iv) each Named Executive Officer of the Company and (v) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information provided by the named persons, have sole investment and sole voting power with respect to such shares, subject to community property laws where applicable. The address of SF Services, Inc. is 824 North Palm Street, P.O. Box 5489, North Little Rock, Arkansas 72119. Except as set forth in the preceding sentence, the address of each of the shareholders named below is the Company's principal executive office.

                                                                    NUMBER OF
                                                                     SHARES
                                        SHARES BENEFICIALLY OWNED     BEING    SHARES BENEFICIALLY
                                            PRIOR TO OFFERING        OFFERED   OWNED AFTER OFFERING
                                        --------------------------  ---------  --------------------
                 NAME                      NUMBER        PERCENT     NUMBER     NUMBER     PERCENT
                 ----                   -------------  -----------  ---------  ---------  ---------
SF Services, Inc......................    2,956,175       [   ]%      [   ]      [   ]      [   ]
Charles O. Dunn.......................          --          --          --         --         --
William F. Hawkins....................          --          --          --         --         --
David W. Arnold.......................          --          --          --         --         --
C. E. McCraw..........................          --          --          --         --         --
Robert E. Jones.......................          --          --          --         --         --
Coley L. Bailey.......................        4,663          *        [   ]      [   ]         *
John Sharp Howie(1)...................        3,857          *        [   ]      [   ]         *
John W. Anderson......................          448          *        [   ]      [   ]         *
Frank R. Burnside, Jr.(2).............       21,015          *        [   ]      [   ]         *
Robert P. Dixon(3)....................          380          *        [   ]      [   ]         *
W. R. Dyess(4)........................       43,932         --          --         --         --
Woods E. Eastland(5)..................        3,440          *        [   ]      [   ]         *
Rosalyn B. Glascoe(6).................          190          *        [   ]      [   ]         *
G. David Jobe.........................          --          --          --         --         --
George Penick.........................          --          --          --         --         --
David M. Ratcliffe....................          --          --          --         --         --
Wayne Thames..........................        4,825          *        [   ]      [   ]         *
Selling Shareholders(7)...............        [   ]       [   ]       [   ]      [   ]      [   ]
All directors and executive officers
 as a group (17 persons)..............        [   ]          *        [   ]      [   ]         *

- -------------------------------
    * less than 1%

    (1) Mr. Howie owns 1,971 shares individually and is the beneficial owner of 1,886 shares owned by Pauline W. Howie and John Sharp Howie d/b/a Cedar Grove Plantation.

    (2) Mr. Burnside owns 3,187 shares individually and is the beneficial owner of 17,828 shares owned by Newellton Elevator Company, Inc.

    (3) Mr. Dixon owns 26 shares individually and is the beneficial owner of 354 shares owned by Robert P. Dixon d/b/a Benchmark Farms.

    (4) Mr. Dyess owns 474 shares individually and is the beneficial owner of 29,238 shares owned by Dyess Farm Center, Inc. and 14,220 shares owned by ABC Ag Center, Inc.

    (5) Mr. Eastland is the beneficial owner of 3,440 shares owned by the Elizabeth C. Eastland Trust.

    (6) Ms. Glascoe is the beneficial owner of 190 shares owned by James Clayton Hatch and Rosalyn B. Glascoe.

    (7) The Company has offered certain shareholders the right to sell a portion of their shares of Common Stock in this offering.

                          DESCRIPTION OF CAPITAL STOCK

         The authorized capital stock of the Company consists of 100,500,000 shares, of which 100,000,000 shares are Common Stock, par value $.01 per share, and 500,000 shares are Preferred Stock, par value $.01 per share. At July 1, 1994, there were 18,776,193 shares of Common Stock outstanding and
    held of record by    shareholders and no shares of Preferred Stock
    outstanding. Up to an additional 503,850 shares of Common Stock may be issued upon the conversion of Special Accounts, including Special Accounts arising from 1994 patronage.

    COMMON STOCK

         The issued and outstanding shares of Common Stock are, and the shares being offered hereby will, upon payment therefor, be validly issued, fully paid and nonassessable. Subject to the rights of holders of Preferred Stock, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. See "Dividend Policy." The shares of Common Stock are neither redeemable nor convertible, and the holders thereof have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive, pro rata, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities, including Special Accounts which, pursuant to the Articles of Incorporation of the Company, may be established by the Company's Board of Directors only to represent capital allocations to shareholders of the Company of a portion of earnings on business done with such shareholders made by the Cooperative, and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of Directors.

         Each of the items described in "- Preferred Stock", "- Certain Statutory Provisions" and "- Certain Charter Provisions" hereafter, could result in the Company being less attractive to a potential acquiror and could result in shareholders receiving less for their shares of Common Stock than otherwise might be available in the event of a takeover attempt.

    PREFERRED STOCK

         The Company's Articles of Incorporation authorize the Board of Directors to issue the Preferred Stock in classes or series and to establish the designations, preferences, qualifications, limitations or restrictions of any class or series with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the terms and conditions for conversion or exchange into any other class or series of the stock, voting rights and other terms. The Company may issue, without the approval of the holders of Common Stock, Preferred Stock which has voting, dividend or liquidation rights superior to the Common Stock and which may adversely affect the rights of holders of Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and could have the effect of delaying, deferring or preventing a change in control of the Company.

    CERTAIN STATUTORY PROVISIONS

         Mississippi Control Share Act

         The Company has chosen to be subject to the Mississippi Control Share Act which provides, in the case of a public company which has more than 500 of its shareholders resident in Mississippi or more than 10 percent of its shares owned by Mississippi residents, that once a potential acquiror notifies a company of the intention to purchase 20%, 33 1/3% or more than 50% of the company's shares and requests a special meeting, a shareholders' meeting must be held within 50 days, at the acquiror's expense, to vote on whether the control shares (those held by the acquiring entity) may exercise voting rights. If a request is not made, shareholders will vote on whether to restore voting rights at the next shareholder's meeting. Without the approval of a majority of the outstanding shares, excluding shares owned by the acquiror and company officers and employee-directors, the control shares do not receive voting rights until three years have passed.

         Mississippi Shareholder Protection Act

         The Company has chosen to be subject to the Mississippi Shareholder Protection Act. By the terms of the act, a corporation may not enter into any business combination with a 20% shareholder unless: (a) 80% of the outstanding shares and two-thirds of the shares not owned by the 20% shareholder approve the combination; (b) 80% of the continuing directors approve the combination; or (c) the aggregate amount of the offer meets certain fair price criteria.

    CERTAIN CHARTER PROVISIONS

         The Articles of Incorporation provide for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of shareholders of the Company, with the other classes continuing for the remainder of their respective terms.

         The Articles of Incorporation also provide that directors may be removed from office only for cause and only at a shareholders' meeting called for the purpose of removing such directors with notice stating such purpose. Vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled by the remaining directors or by the shareholders and the term of any director filling a vacancy shall be for the balance of the term of the retiring director's class.

         Certain provisions contained in the Articles of Incorporation, including those relating to the size and classification of the Board of Directors, the indemnification of directors, the removal of directors, the election to be subject to the Mississippi Shareholders Protection Act and the Mississippi Control Share Act, the power of the Board of Directors to increase the percentage of voting shares necessary to call a special meeting of shareholders and the required vote necessary to approve the transactions may only be amended by the affirmative vote of the holders of at least two-thirds of the total outstanding voting power of the Company.

         The Articles of Incorporation of the Company also authorize a class of Preferred Stock the terms of which may be designated by the Board of Directors. This stock may be used in acquisitions, as a financing vehicle or could be issued in connection with a shareholder rights plan or to a friendly party who would agree to support management.

    TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

         The 21,976,193 outstanding shares of Common Stock, including the 3,200,000 shares to be sold by the Company in this offering, will be freely tradeable without restriction or further registration under the Securities Act, unless acquired by "affiliates" (as defined in Rule 144 of the Securities Act) in which case such shares will be subject to the resale limitations of Rule 144.

         In general, under Rule 144 as currently in effect, a person deemed affiliated with the Company, whose shares meet a two-year holding period requirement would be entitled to sell, within any three-month period, a number of those shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is given, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the two-year holding period requirement, in order to sell shares of Common Stock which are not restricted securities.

         The Company, its officers, directors, the Selling Shareholders and certain other shareholders, holding in the aggregate _________ shares of Common Stock ( ___% of the shares of Common Stock outstanding after the offering) have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock for a period of 180 days after the date of this Prospectus without the prior consent of Wertheim Schroder & Co. Incorporated.

         Prior to the offering, there has been no established trading market for the Common Stock. The Company can make no prediction as to the effect, if any, that sales of shares of its Common Stock, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could depress the prevailing market price for the Common Stock.

                                  UNDERWRITING

         The Underwriters named below have severally agreed, subject to certain conditions, to purchase from the Company and the Selling Shareholders the aggregate number of shares of Common Stock set forth below opposite their respective names:

                                                            Number of
         Underwriter                                          Shares
         -----------                                        ---------


         Wertheim Schroder & Co. Incorporated.............
         The Robinson-Humphrey Company, Inc...............



                                                            ---------

              Total.......................................
                                                            =========


         The Underwriting Agreement provides that the several Underwriters are
    obligated to purchase all the        shares of Common Stock offered hereby
    (other than shares that may be purchased under the over-allotment option), if any are purchased. Wertheim Schroder & Co. Incorporated and The Robinson-Humphrey Company, Inc., as representatives (the "Representatives") of the several Underwriters, have advised the Company and the Selling Shareholders that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters propose initially to allow a concession
    not in excess of $      per share to certain dealers,including the
    Underwriters; that the Underwriters and such dealers may initially allow a
    discount not in excess of $      per share to other dealers; and that the
    public offering price and the concession and discount to dealers may be changed by the Representatives after the initial public offering.

         The Company and certain Selling Shareholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of the Underwriting Agreement, to purchase up to an
    additional        shares of Common Stock, at the public offering price less
    underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any, in the sale of shares of Common Stock in the offering. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase a number of the additional shares proportionate to such Underwriter's initial commitment.

         The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

         The Company, its officers and directors and the Selling Shareholders have agreed not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives. Following the offering, the Selling
    Shareholders will own an aggregate of     shares of Common Stock,     % of
    the total shares outstanding (    shares and     % if the Underwriters'
    over-allotment option is exercised in full).

         Prior to the offering, there has been no active public market for the Common Stock of the Company. Consequently, the initial public offering price of the Common Stock has been determined by negotiations between the Company, the Selling Shareholders and the Representatives. Among the factors considered in such negotiations were the Company's results of operations and financial condition, the prospects for the Company and for the industry in which the Company operates, the Company's capital structure and prevailing conditions in the securities market. The estimated offering price set forth on the cover of this Prospectus is subject to changes as a result of market conditions and other factors.

         The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares offered hereby.

                                 LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by McDermott, Will & Emery, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Fulbright & Jaworski L.L.P., New York, New York.


                                    EXPERTS

         The consolidated financial statements, including the related notes and schedules thereto as of June 30, 1992 and 1993 and for each of the three years in the period ended June 30, 1993, included in this Prospectus and elsewhere in the registration statement of which this Prospectus is a part have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

         The Company has filed with the Securities and Exchange Commission (the "Commission"), a registration statement on Form S-1 (together with all amendments, schedules and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected, without charge, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, Suite 1300, New York, NY 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

                         INDEX TO FINANCIAL STATEMENTS

                                                          Page
                                                          ----

       Report of Independent Public Accountants.........   F-2

       Consolidated Balance Sheets as at
        March 31, 1994, June 30, 1993 and
       1992.............................................   F-3

       Consolidated Statements of Operations
        for the Nine Months Ended March
        31, 1994 and 1993 and for the Years
        Ended June 30, 1993, 1992 and 1991..............   F-4

       Consolidated Statements of Shareholder-Members'
        Equity as at June 30, 1991, 1992,
        and 1993 and March 31, 1994.....................   F-5

       Consolidated Statements of Cash
        Flows for the Nine Months Ended
        March 31, 1994 and 1993 and for the
        Years Ended June 30, 1993, 1992
        and 1991........................................   F-6

       Notes to Consolidated Financial
         Statements......................................  F-7

                    Report of Independent Public Accountants
                    ----------------------------------------

    To the Board of Directors and
     the Shareholders of
     Mississippi Chemical Corporation:

    We have audited the accompanying consolidated balance sheets of Mississippi Chemical Corporation (a Mississippi corporation) and subsidiaries as of March 31, 1994, June 30, 1993 and 1992, and the related consolidated statements of operations, shareholder-members' equity and cash flows for the nine months ended March 31, 1994, and for each of the three years ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mississippi Chemical Corporation and subsidiaries as of March 31, 1994, June 30, 1993 and 1992, and the results of their operations and their cash flows for the nine months ended March 31, 1994, and for each of the three years ended June 30, 1993, in conformity with generally accepted accounting principles.

    As further explained in Note 1 to the consolidated financial statements, the Company has given cumulative effect to the change in accounting for income taxes under Statement of Financial Accounting Standard No. 109.



                                                  Arthur Andersen & Co.



    Memphis, Tennessee,
     June 27, 1994.

                        MISSISSIPPI CHEMICAL CORPORATION
                        --------------------------------
                                AND SUBSIDIARIES
                                ----------------

                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                                     ASSETS
                                     ------

(Dollars in thousands)                                       June 30
                                              March 31  ------------------
                                                1994     1993      1992
                                              --------  --------  --------
CURRENT ASSETS:
  Cash and cash equivalents                   $  3,971  $ 22,014  $ 46,627
  Accounts receivable                           32,789    26,394    23,987
  Inventories                                   39,668    34,744    35,484
  Deferred income tax benefit                    2,809         -         -
  Prepaid expenses and other current assets      3,958     3,686     5,635
                                              --------  --------  --------
          Total Current Assets                  83,195    86,838   111,733

INVESTMENTS AND OTHER ASSETS:
  National Bank for Cooperatives                 4,641     4,813     5,062
  Other                                         23,443    16,960    11,785
                                              --------  --------  --------
          Total Investments and Other Assets    28,084    21,773    16,847

PROPERTIES HELD FOR SALE                        66,928    66,928    66,928

PROPERTY, PLANT AND EQUIPMENT, at cost,
  less accumulated depreciation,
  depletion and amortization                   115,896   120,514   107,650
                                              --------  --------  --------
          TOTAL ASSETS                        $294,103  $296,053  $303,158
                                              ========  ========  ========

                  LIABILITIES AND SHAREHOLDER-MEMBERS' EQUITY
                  -------------------------------------------

CURRENT LIABILITIES:
  Long-term debt due within one year          $  4,298  $ 11,237  $  9,058
  Notes payable                                 10,000     4,625    13,500
  Accounts payable                              19,682    24,225    20,462
  Accrued interest                               1,515     1,122     1,605
  Accrued liabilities                            9,059     9,007     8,988
  Patronage payable                              7,001    13,820    22,895
                                              --------  --------  --------
          Total Current Liabilities             51,555    64,036    76,508

LONG-TERM DEBT                                  48,950    52,357    59,333

OTHER LONG-TERM LIABILITIES                     26,764    18,623    15,550

DEFERRED INCOME TAX PAYABLE                      6,606         -         -

NET LIABILITIES OF DISCONTINUED OPERATIONS      38,680    41,463    23,572

SHAREHOLDER-MEMBERS' EQUITY                    121,548   119,574   128,195
                                              --------  --------  --------
          TOTAL LIABILITIES AND
            SHAREHOLDER-MEMBERS' EQUITY       $294,103  $296,053  $303,158
                                              ========  ========  ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                        --------------------------------
                                AND SUBSIDIARIES
                                ----------------
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     -------------------------------------

(Dollars in thousands)
                                      Nine Months Ended
                                          March 31               Year Ended June 30
                                   ----------------------  -------------------------------
                                     1994        1993        1993       1992       1991
                                   ---------  -----------  ---------  ---------  ---------
                                              (Unaudited)

NET SALES                          $210,483     $189,071   $289,125   $239,657   $214,990

OPERATING EXPENSES:
  Cost of products sold             153,154      141,471    213,540    152,324    112,622
  Provision for closure
    of gypsum disposal area           5,922            -          -          -          -
  Selling                            20,600       18,194     28,940     27,731     28,036
  General and administrative         12,985       11,511     17,290     18,798     19,359
                                   --------     --------   --------   --------   --------
                                    192,661      171,176    259,770    198,853    160,017
                                   --------     --------   --------   --------   --------

OPERATING INCOME                     17,822       17,895     29,355     40,804     54,973

  Interest expense, net              (3,083)      (2,708)    (3,569)    (3,930)    (4,307)
  Other income (expense)                258          548        592       (531)       777
                                   --------     --------   --------   --------   --------

MARGINS FROM CONTINUING
  OPERATIONS BEFORE INCOME
  TAXES AND CUMULATIVE
  EFFECT OF CHANGE IN
  ACCOUNTING PRINCIPLE               14,997       15,735     26,378     36,343     51,443

INCOME TAXES                          3,071          243      3,697      4,994      3,406
                                   --------     --------   --------   --------   --------

MARGINS FROM CONTINUING
  OPERATIONS BEFORE
  CUMULATIVE EFFECT OF
  CHANGE IN ACCOUNTING
  PRINCIPLE                          11,926       15,492     22,681     31,349     48,037

DISCONTINUED OPERATIONS:
  Loss from discontinued
    operations (less
    applicable income tax
    credits of $8,086 and
    $1,982 for the nine
    months ended March 31,
    1994 and 1993, and $4,555,
    $5,898 and $4,179 for the
    fiscal years ended June 30,
    1993, 1992 and 1991             (13,621)     (16,540)   (17,891)   (18,346)    (8,653)

CUMULATIVE EFFECT TO JULY 1,
  1993, OF CHANGE IN
  ACCOUNTING FOR DEFERRED
  INCOME TAXES:
    Continuing operations            (6,149)           -          -          -          -
    Discontinued operations          16,404            -          -          -          -
                                   --------     --------   --------   --------   --------
NET MARGINS (LOSS)                 $  8,560     $ (1,048)  $  4,790   $ 13,003   $ 39,384
                                   ========     ========   ========   ========   ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                        --------------------------------
                                AND SUBSIDIARIES
                                ----------------
             CONSOLIDATED STATEMENTS OF SHAREHOLDER-MEMBERS' EQUITY
             ------------------------------------------------------

(Dollars in thousands)
                                     Common Stock
                                    ---------------  Additional   Capital
                          Nitrogen  Mixed   Potash     Paid-in     Equity   Retained
                           Series   Series  Series     Capital    Credits    Deficit     Total
                          --------  ------  -------  -----------  --------  ---------  ---------
Balances,
  June 30, 1991            $26,015  $1,460   $ 568      $65,731   $62,469   $(17,481)  $138,762
  Net margins                    -       -       -            -         -     13,003     13,003
  Cash patronage
    refunds                      -       -       -            -         -    (22,895)   (22,895)
  Stock issued                 161       -       -          511         -          -        672
  Stock retired                  -       -    (369)        (861)        -          -     (1,230)
  Other                          -       -       -            -      (117)         -       (117)
                           -------  ------  ------      -------   -------   --------   --------
Balances,
  June 30, 1992             26,176   1,460     199       65,381    62,352    (27,373)   128,195
  Net margins                    -       -       -            -         -      4,790      4,790
  Cash patronage
    refunds                      -       -       -            -         -    (13,820)   (13,820)
  Stock issued                 100       -       -          315         -          -        415
  Stock retired                  -       -      (2)          (4)        -          -         (6)
                           -------  ------  ------      -------   -------   --------   --------
Balances,
  June 30, 1993             26,276   1,460     197       65,692    62,352    (36,403)   119,574
  Net margins                    -       -       -            -         -      8,560      8,560
  Cash patronage
    refunds                      -       -       -            -         -     (7,001)    (7,001)
  Stock issued                  99       -       -          316         -          -        415
                           -------  ------  ------      -------   -------   --------   --------
Balances,
  March 31, 1994           $26,375  $1,460   $ 197      $66,008   $62,352   $(34,844)  $121,548
                           =======  ======  ======      =======   =======   ========   ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                        --------------------------------
                                AND SUBSIDIARIES
                                ----------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

(Dollars in thousands)
                                               Nine Months
                                              Ended March 31        Year Ended June 30
                                          -----------------------  --------------------
                                            1994          1993       1993        1992       1991
                                          ---------   -----------  ---------   --------   --------
                                                      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net margins (loss)                        $   8,560     $ (1,048)  $   4,790   $ 13,003   $ 39,384
(Margins) loss from discontinued
  operations after cumulative
  effect of change in accounting
  principle                                  (2,783)      16,540      17,891     18,346      8,653
                                          ---------     --------   ---------   --------   --------
Net margins from continuing operations        5,777       15,492      22,681     31,349     48,037
Reconciliation of net margins from
  continuing operations to net cash
  provided by operating activities:
    Deferred income tax payable               3,797            -           -          -          -
    Depreciation, depletion
      and amortization                       12,199        9,444      14,444     12,094     10,586
    Accrual for closure of gypsum
        disposal area                         5,922            -           -          -          -
    Deferred raw material cost                    -            -       1,977          -          -
    (Gain) loss on sale of property
      plant and equipment                       (51)          53        (277)      (440)      (762)
    Net change in operating assets
      and liabilities                       (14,971)     (23,170)      2,702      6,205      2,657
    Other                                    (1,610)        (270)       (378)    (2,035)     1,430
                                          ---------     --------   ---------   --------   --------
NET CASH PROVIDED BY
OPERATING ACTIVITIES                         11,063        1,549      41,149     47,173     61,948

CASH FLOWS FROM INVESTING ACTIVITIES:
Payments for newsprint contract
  obligations                                (3,909)      (3,611)     (4,350)    (3,138)    (1,474)
Purchase of property, plant
  and equipment                              (7,548)     (22,653)    (26,448)   (24,045)    (4,415)
Proceeds from sale of property,
  plant and equipment                           213          195         543        838        930
Other                                           514          304         646       (943)       332
                                          ---------     --------   ---------   --------   --------
NET CASH USED BY INVESTING ACTIVITIES       (10,730)     (25,765)    (29,609)   (27,288)    (4,627)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt payments                              (123,501)     (65,475)   (111,606)   (20,541)    (8,523)
Debt proceeds                               118,530       68,173      97,933     28,580          -
Payment of cash patronage                   (13,405)     (22,480)    (22,480)   (27,120)   (12,322)
Payment of capital equity credits                 -            -           -     (7,785)    (7,270)
Proceeds from issuance of common
  stock                                           -            -           -          -        348
Purchase of common stock                          -            -           -     (1,230)         -
                                          ---------     --------   ---------   --------   --------
NET CASH USED BY FINANCING ACTIVITIES       (18,376)     (19,782)    (36,153)   (28,096)   (27,767)
                                          ---------     --------   ---------   --------   --------
NET INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                        (18,043)     (43,998)    (24,613)    (8,211)    29,554

CASH AND CASH EQUIVALENTS -
BEGINNING OF PERIOD                          22,014       46,627      46,627     54,838     25,284
                                          ---------     --------   ---------   --------   --------
CASH AND CASH EQUIVALENTS -
END OF PERIOD                             $   3,971     $  2,629   $  22,014   $ 46,627   $ 54,838
                                          =========     ========   =========   ========   ========

          The accompanying notes to consolidated financial statements are an integral part of these consolidated financial statements.

                        MISSISSIPPI CHEMICAL CORPORATION
                        --------------------------------
                                AND SUBSIDIARIES
                                ----------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ------------------------------------------

                   NINE MONTHS ENDED MARCH 31, 1994 AND 1993
                   -----------------------------------------
                 AND FISCAL YEARS JUNE 30, 1993, 1992 AND 1991
                 ---------------------------------------------


    NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    Basis of Financial Statements
    -----------------------------

         The accompanying consolidated financial statements include the accounts of Mississippi Chemical Corporation, its subsidiaries and its proportionate share of the assets and liabilities of Triad Chemical, a 50% owned, unincorporated joint venture (collectively, the "Company"). All material intercompany transactions and balances have been eliminated.

         Mississippi Chemical Corporation is organized and operated on a cooperative basis as a manufacturer and distributor of chemical fertilizer primarily to its shareholder-members (see Note 18). The chemical fertilizer products are primarily used as agricultural fertilizers. Newsprint is manufactured and distributed by the Company's wholly owned subsidiary, Newsprint South, Inc. ("NSI") (see Note 17).

         The Company has the right to withdraw, at cost, approximately one-half of the production of the Triad facilities and is obligated to withdraw certain minimum quantities as specified by the Production Withdrawal Agreement. The venture's assets constitute approximately 3% of total assets at March 31, 1994, 2.8% at June 30, 1993, and 2.6% at June 30, 1992.

    Inventories
    -----------

         Inventories are stated at the lower of cost or market. Cost has been determined under an average cost method for finished products and raw materials and under a moving average method for replacement parts.

    Investment
    ----------

         Investment in the National Bank for Cooperatives is stated at cost, increased for the amount of patronage refunds received in the form of stock and allocated surplus. The investment is reduced by the amounts redeemed. This approximates the equity method of accounting and is in accordance with industry practice.

    Property Held for Sale
    ----------------------

         Assets are classified as property held for sale if the Company is actively engaged in trying to dispose of the assets. These assets are valued at cost or net realizable value, whichever is less.

    Property, Plant and Equipment
    -----------------------------

         Depreciation of property, plant and equipment is provided over the estimated useful lives of the related assets using primarily the declining-balance method.

         Interest costs attributable to major construction and other projects under development are capitalized in the appropriate property account and amortized over the life of the related asset.

         The Company is obligated under certain leases which for accounting purposes are considered to be equivalent to installment purchases. The costs of such properties are included in property, plant and equipment. The related lease obligations, less amounts due within one year, are set forth separately in long-term debt.

    Income Taxes
    ------------

         The provision for income taxes relates to margins from non-member business and such other earnings as may not be currently taxable to members. A provision for income taxes is made on margins from member business as they relate to nonqualified capital equity credits and reserves. No provision for income taxes has been made on margins from member business distributed as cash patronage refunds which are deductible in determining taxable income.

         In February 1992, the Financial Accounting Standards Board issued a new standard on accounting for income taxes which significantly changes the accounting for deferred income taxes. The Company adopted this standard effective July 1, 1993.

    Reclassifications
    -----------------

         The Company has reclassified the presentation of certain prior year information to conform with the current year's presentation.

    NOTE 2 - INVENTORIES:

    Inventories consisted of the following:

    (Dollars in thousands)                                  June 30
                                         March 31    ---------------------
                                           1994        1993        1992
                                         ---------   ---------   ---------

         Finished products               $  13,435   $   8,596   $   9,114
         Raw materials and supplies          2,900       3,281       4,167
         Replacement parts                  23,333      22,867      22,203
                                         ---------   ---------   ---------
                                         $  39,668   $  34,744   $  35,484
                                         =========   =========   =========

    NOTE 3 - PROPERTY, PLANT AND EQUIPMENT:

    Property, plant and equipment consisted of the following:

    (Dollars in thousands)                                  June 30
                                          March 31   ---------------------
                                           1994        1993        1992
                                         ---------   ---------   ---------
         Mineral properties              $  18,574   $  18,574   $  18,574
         Land                                8,092       8,094       7,803
         Buildings                          23,503      23,835      22,577
         Machinery and equipment           307,682     301,633     259,633
         Construction in progress            6,338       5,887      22,669
                                         ---------   ---------   ---------
                                           364,189     358,023     331,256
         Less accumulated depreciation,
           depletion and amortization     (248,293)   (237,509)   (223,606)
                                         ---------   ---------   ---------
                                         $ 115,896   $ 120,514   $ 107,650
                                         =========   =========   =========

         The Company leases certain machinery and equipment with a cost of approximately $9,967,000 and accumulated depreciation of $9,626,000 for periods ranging from 5 to 25 years. These leases have been capitalized and the amortization of these assets is included in depreciation expense. These assets were financed primarily by industrial revenue bond issues. At the expiration of the leases, the Company has the option to buy the property or renew the leases at a nominal amount.

    NOTE 4 - CREDIT AGREEMENTS AND LONG-TERM DEBT:

         The Company has commitments from various banks, primarily the National Bank for Cooperatives, which allow the Company to borrow up to $55,000,000 on a short-term basis. Outstanding borrowings under these commitments were $10,000,000 at March 31, 1994, $4,625,000 at June 30, 1993, and $13,500,000
    at June 30, 1992. Subsequent to March 31, 1994, the Company obtained an additional $5,000,000 commitment from a commercial bank.

         In fiscal 1993, the Company obtained a $20,000,000 loan commitment from a commercial bank. This commitment is a revolving credit facility that converts any outstanding balance to term debt on June 30, 1994. Outstanding borrowings under this commitment were $3,000,000 at March 31, 1994.

    Long-term debt consisted of the following:

    (Dollars in thousands)                                    June 30
                                             March 31   -------------------
                                               1994       1993       1992
                                             --------   --------    -------
    Mortgage notes payable:
      National Bank for Cooperatives (7.6%)   $26,400   $ 32,800    $28,000
      Financial institutions (8.3%)             6,600      9,200     15,969
      Purchase money mortgages                      -        839      1,890
    Capitalized lease obligations (7.0%)       17,100     17,607     19,384
    Subordinated debentures (9.5%)              3,148      3,148      3,148
                                              -------   --------    -------
                                               53,248     63,594     68,391
    Long-term debt due within one year         (4,298)   (11,237)    (9,058)
                                              -------   --------    -------
                                              $48,950   $ 52,357    $59,333
                                              =======   ========    =======

         Substantially all of the assets of the Company are pledged as collateral under various loan and lease agreements.

         Mortgage notes payable to the National Bank for Cooperatives are stated at the current effective interest rate which is subject to adjustment by the bank, related to its cost of funds.

         The various loan agreements have covenants that require, among other things, that the Company maintain specified levels of tangible assets to long-term debt, long-term debt to equity, current assets to current liabilities and place restrictions on the payment of cash patronage refunds. Loan agreements with the National Bank for Cooperatives require the Company and its subsidiaries to maintain an investment in varying amounts in the National Bank for Cooperatives.

    Maturities of long-term debt are as follows:

                                               Long-Term    Capitalized Leases
    (Dollars in thousands)                    Obligations  (Including Interest)
                                              -----------  --------------------
    Twelve months ending March 31
    -----------------------------
      1995                                     $  2,750         $  2,589
      1996                                        9,301            2,508
      1997                                        8,900            2,239
      1998                                        8,600            2,020
      1999                                        2,700            1,937
      Thereafter                                  3,897           11,837
                                               --------         --------
                                                 36,148           23,130
      Less interest                                   -            6,030
                                               --------         --------
                                               $ 36,148         $ 17,100
                                               ========         ========

    NOTE 5 - SHAREHOLDER-MEMBERS' EQUITY:

    Common stock authorized consisted of the following at March 31, 1994:

                                                               Authorized
       Common Stock                           Par Value          Shares
       ------------                           ---------        ----------
       Nitrogen Series I                         $30               50,000
       Nitrogen Series II                         15            2,500,000
       Nitrogen Series III                         2            2,750,000
       Mixed Series IV                            15            1,500,000
       Mixed Series V                             15            1,000,000
       Potash Series VI                           15              150,000
       Potash Series VII (None Issued)            15              450,000

    Common stock issued and outstanding consisted of the following:

                                                                        Potash
                                Nitrogen Series         Mixed Series    Series
                         -----------------------------  -------------  --------
                            I        II         III       IV      V       VI
                         -------  ---------  ---------  ------  -----  --------

    Shares outstanding,
     June 30, 1991       12,159   1,369,812  2,551,301  94,537  2,773   37,878
     Retirements              -           -          -       -      -  (24,601)
     Issues                   -      10,768          -       -      -        -
     Transfers             (649)          -      9,735       -      -        -
                         ------   ---------  ---------  ------  -----  -------
    Shares outstanding,
     June 30, 1992       11,510   1,380,580  2,561,036  94,537  2,773   13,277
     Retirements              -           -          -       -      -     (122)
     Issues                   -       6,634          -       -      -        -
     Transfers             (609)          -      9,135       -      -        -
                         ------   ---------  ---------  ------  -----  -------
    Shares outstanding,
     June 30, 1993       10,901   1,387,214  2,570,171  94,537  2,773   13,155
     Issues                   -       6,642          -       -      -        -
     Transfers             (733)          -     10,995       -      -        -
                         ------   ---------  ---------  ------  -----  -------
    Shares outstanding,
     March 31, 1994      10,168   1,393,856  2,581,166  94,537  2,773   13,155
                         ======   =========  =========  ======  =====  =======

         The Board of Directors intends to reserve 40% of the earnings from business with shareholders for the fiscal year ending June 30, 1994, which is reflected in the March 31, 1994 financial statements. During June 1993, the Board of Directors voted to reserve 50% of the earnings from business with shareholders during fiscal 1993. These reserves are reflected in an "Allocated Surplus Account" maintained by the Company, and amounts set aside in the account are allocated to individual shareholders in the same proportion that the earnings from business with such shareholders bears to total earnings from business with all shareholders. The allocated surplus, which totalled $34,262,000 and $29,595,000 at March 31, 1994 and June 30,
    1993, would receive a preference in distribution over unallocated surplus in the event of the liquidation of the Company. The allocated surplus is a component of retained deficit which is included in the consolidated statements of shareholder-members' equity.

           Nonqualified capital equity credits issued in 1981 were redeemed in fiscal 1992. The redemption of capital equity credits is at the discretion of the Board of Directors and is based on the financial condition and capital requirements of the Company, the availability of funds under restrictive covenants in the Company's financing arrangements, tax considerations and other factors. The Board of Directors did not elect to redeem capital equity credits in fiscal year 1993 or fiscal year 1994.

         The Company's bylaws currently prohibit the payment of dividends on any class or series of common stock and provide for one vote for each share outstanding (see Note 18).

    NOTE 6 - RETIREMENT PLANS:

         The Company maintains non-contributory defined benefit pension plans which provide benefits to substantially all full-time employees. Under the plans, retirement benefits are primarily a function of both the average annual compensation and number of years of credited service. The plans are funded annually by the Company, subject to the full funding limitation.

    Net periodic pension expense includes the following components:

                                           March 31                June 30
                                      ------------------  ---------------------------
    (Dollars in thousands)             1994      1993      1993      1992      1991
                                      -------   -------   -------   -------   -------
    (Unaudited)
    Service cost - benefits earned
      during the period               $ 1,149   $ 1,117   $ 1,489   $ 1,354   $ 1,111
    Interest cost on projected
      benefit obligations               3,026     2,825     3,767     3,515     3,268
    Actual gain on plan assets         (2,294)   (4,368)   (5,824)   (5,119)   (5,013)
    Net amortization and deferral
      of transition assets               (562)     (293)     (390)     (335)     (460)
    Unrecognized gain (loss) on
      plan assets                      (1,487)      882     1,176       807     1,027
                                      -------   -------   -------   -------   -------
    Net periodic pension expense      $  (168)  $   163   $   218   $   222   $   (67)
                                      =======   =======   =======   =======   =======

         The following table sets forth the plans' funded status and the amounts included in the Company's consolidated balance sheets:

                                              March 31        June 30
                                              --------   -----------------
    (Dollars in thousands)                      1994      1993      1992
                                              --------   -------   -------
    Actuarial present value of
     benefit obligations:
         Vested benefit obligation             $48,260   $45,988   $42,475
         Non-vested benefit obligation              60        72       317
                                               -------   -------   -------
         Accumulated benefit obligation         48,320    46,060    42,792
         Increase in benefits due to future
      compensation increases                    10,939     8,991     8,590
                                               -------   -------   -------
    Projected benefit obligation                59,259    55,051    51,382
    Estimated fair value of plan assets         61,264    60,304    55,667
                                               -------   -------   -------
    Plan assets in excess of projected
      benefit obligation                         2,005     5,253     4,285
    Remaining unrecognized transition assets    (4,364)   (4,761)   (5,112)
    Unrecognized net loss                        8,486     4,394     4,257
                                               -------   -------   -------
    Prepaid pension cost at end of period      $ 6,127   $ 4,886   $ 3,430
                                               =======   =======   =======

         The following assumptions were used to measure net periodic pension cost for the plans for the nine months ended March 31, 1994 and 1993, and the fiscal years ended June 30, 1993, 1992 and 1991:

    Discount rate                                           7.5%
    Expected long-term rate of return on assets             8.5%
    Average increase in compensation levels                 6.5%

         The plans' assets consist primarily of guaranteed investment contracts and marketable equity securities.

           The Company also has contributory thrift plans covering substantially all employees who have completed minimum service requirements. Company contributions totalled approximately $611,000 for the nine months ended March 31, 1994, $514,000 for the nine months ended March 31, 1993 (unaudited), $670,000 for the fiscal year ended June 30, 1993, $590,000 for the fiscal year ended June 30, 1992, and $580,000 for the fiscal year ended June 30, 1991.

         The Company has no material post-retirement benefit obligations.

    NOTE 7 - LEASE COMMITMENTS:

         The Company has commitments under operating leases for plant rolling stock items and 23 storage warehouses.

         The following is a schedule of the future minimum rental payments required under operating leases that have noncancellable lease terms in excess of one year as of March 31, 1994:

    (Dollars in thousands)

    Twelve Months Ending March 31:
         1995                           $  712
         1996                              319
         1997                              135
         1998                               16
         1999                                6
         Thereafter                         95
                                        ------
                                        $1,283
                                        ======

         Rental expense for all operating leases was $841,000 for the nine months ended March 31, 1994, $809,000 for the nine months ended March 31, 1993 (unaudited), $848,000 for the fiscal year ended June 30, 1993, $823,000 for the fiscal year ended June 30, 1992, and $2,357,000 for the fiscal year ended June 30, 1991.

    NOTE 8 - INCOME TAXES:

         The following is a summary of the components of the provision for income taxes:

    (Dollars in thousands)
                            Nine Months Ended
                                 March 31           Fiscal Year Ended
                           --------------------  ------------------------
                            1994       1993       1993     1992     1991
                           -------  -----------  ------   ------   ------
                                    (Unaudited)
    Current:
      Federal              $ 5,230     $   -     $3,408   $4,697   $3,199
      State and local          194       243        289      297      207
                           -------     -----     ------   ------   ------
                              5,424      243      3,697    4,994    3,406
    Deferred:
      Federal               (2,429)        -          -        -        -
      State and local           76         -          -        -        -
                            (2,353)        -          -        -        -
                           -------     -----     ------   ------   ------
                           $ 3,071     $ 243     $3,697   $4,994   $3,406
                           =======     =====     ======   ======   ======

    The tax effects of the significant temporary differences and tax credit carryforwards at March 31, 1994 follows:

    (Dollars in thousands)
                                                         Current  Non-current
                                                         -------  -----------
         Federal and state net operating loss
           carryforwards                                 $1,691     $     -
         Alternative minimum tax credit                       -       3,383
         Employee benefit obligations                       990           -
         Accrual for closure of gypsum disposal area          -       2,206
         Other                                              128         551
                                                         ------     -------
           Deferred tax assets                            2,809       6,140

         Depreciation and amortization                        -     (11,080)
         Pension                                              -      (1,666)
                                                         ------    --------
          Deferred tax liabilities                            -     (12,746)
                                                         ------    --------
             Net deferred taxes                          $2,809    $ (6,606)
                                                         ======    ========

         A reconciliation, as of March 31, 1994 and 1993, and June 30, 1993, 1992 and 1991, of the effective tax rate follows:

                                Nine months ended March 31         Fiscal Year Ended
                                --------------------------  --------------------------------
                                   1994           1993        1993        1992        1991
                                 --------       --------    --------    --------    --------
                                               (Unaudited)
                                   % of           % of        % of        % of        % of
                                 Earnings       Earnings    Earnings    Earnings    Earnings
                                  Before         Before      Before      Before      Before
                                  Taxes          Taxes       Taxes       Taxes       Taxes
                                 --------       --------    --------    --------    --------
    Statutory tax rate             34.3%          34.0%       34.0%       34.0%       34.0%
    Increase (decrease)
      resulting from:
        Deduction for cash
         patronage paid           (15.8)         (37.5)      (18.5)      (21.4)      (18.3)
        State taxes, net            1.8           (0.3)        0.7         0.6         0.3
        Other, net                  0.1            5.4        (1.6)          -        (2.8)
                                  -----          -----       -----    --------       -----
                                   20.4            1.6        14.6        13.2        13.2
        Non-deductible losses
         of subsidiaries              -              -        (0.6)        0.6           -
        Credit from non-
         qualified capital
         equity credit
         revolved                     -              -           -           -        (6.6)
                                  -----          -----       -----    --------       -----
                                   20.4%           1.6%       14.0%       13.8%        6.6%
                                  =====          =====       =====        ====       =====

         In connection with an Internal Revenue Service audit of fiscal years 1985 through 1987, the Company, on June 11, 1990, received an Examination Report which proposed adjustments totalling approximately $3,300,000 to the Company's tax liability for tax years 1983, 1984 and 1985. Interest on the proposed deficiencies would be approximately $3,353,000 through March 31, 1994. It is the Service's position that Section 277 of the Internal Revenue Code prohibits non-exempt cooperatives from carrying back losses incurred on patronage business. It is the Company's position that, as a matter of law,
    Section 277 does not apply to the Company. On July 9, 1990, the Company filed with the District Director of the Internal Revenue Service its protest of the proposed deficiency. The Company believes it has meritorious defenses against the claimed assessments and intends to vigorously defend its position in this matter. If the Company is unsuccessful, the relevant losses, excluding interest, may be carried forward to succeeding tax years.

    NOTE 9 - RAW MATERIAL CONTRACTS:

         During 1987, the Company entered into a contract to purchase natural gas for the Yazoo City plant. Payments for gas deliveries under the contract are based on certain fixed and market-related components. On March 31, 1994, this contract expired; however, the supplier continues to furnish natural gas under the terms of the contract for a 120-day "renegotiations period" to allow the opportunity for restructuring a new contract. The Company and the supplier are currently discussing a new arrangement for the supply of gas to the Yazoo City plant.

         Mississippi Phosphates Corporation ("MPC"), a wholly owned subsidiary of the Company, has entered into a contract to purchase from a third party its full requirement of phosphate rock. The contract will expire on June 30, 2001. The purchase price for phosphate rock is based on the phosphate rock costs incurred by certain domestic phosphate producers and the operating performance of MPC. For fiscal 1993, a portion of the purchase price of phosphate rock is subject to deferred payment. The deferred portion, which is included in other long-term liabilities, will be due and payable at a later date to be agreed upon.

         MPC paid approximately $1,204,000 to a third party in consideration of the third party's facilitating the phosphate rock contract. These payments were recorded as a deferred cost of acquiring the contract and are being amortized over the contract's ten-year term. The unamortized portions of these payments, which are included in other assets at March 31, 1994 and June 30, 1993, are $916,000 and $1,009,000, respectively.

    NOTE 10 - MAJOR CUSTOMERS AND EXPORT SALES:

         Sales to the Company's three largest customers were approximately $57,257,000, $21,257,000 and $10,763,000 for the nine months ended March 31,
    1994; $79,150,000, $32,957,000 and $13,860,000 for the fiscal year ended
    June 30, 1993 (unaudited); $36,034,000, $32,080,000 and $13,879,000 for the fiscal year ended June 30, 1992; and $38,261,000, $13,320,000 and
    $13,178,000 for the fiscal year ended June 30, 1991. Export sales were less than 10% of sales for the nine months ended March 31, 1994, and for the fiscal years ended June 30, 1993, 1992 and 1991.

         Substantially all of MPC's sales are made to a third party which has been appointed the exclusive distributor of diammonium phosphate fertilizer produced by MPC. Sales to the distributor are recorded net of the distributor's commission. The distributor sells primarily in international markets.

    NOTE 11 - COMMITMENTS AND CONTINGENCIES:

         A significant portion of the Company's trade receivables are due from entities which operate in the chemical fertilizer and farm supply industry. A severe downturn in the agricultural economy could have an adverse impact on the collectibility of those receivables.

           During July 1990, the Company entered into an agreement granting to a third party the exclusive four-year option to purchase the Company's undeveloped phosphate mineral properties. In December 1993, the fourth and final option payment was received by the Company. This option will expire in June 1994. Under the existing terms, if it is not exercised, the Company will realize a gain to the extent of the option payments received (see Note
    14). If the option is exercised, the Company will not realize a material gain or loss on the sale of the property. These properties are classified as property held for sale at March 31, 1994, June 30, 1993 and June 30, 1992. However, the Company and the option holder are currently in the process of negotiating new arrangements with respect to the properties.

         On July 15, 1986, the first of 17 lawsuits was filed in the Twenty-first Judicial District Court, Parish of Livingston, State of Louisiana, against Triad Chemical and approximately 90 other named defendants by numerous plaintiffs. The plaintiffs' claims are based on alleged personal injuries and property damages as a result of exposure to hazardous waste allegedly contributed by the defendants to the Combustion, Inc. site in Livingston Parish, Louisiana. Triad is vigorously defending its position in these proceedings and considers its defenses meritorious. No provision for claims being made is included in the accompanying financial statements because management is of the opinion that the ultimate disposition of this matter will not involve a material loss to the Company.

         Additionally, the Company, in the ordinary course of its business, is the subject of, or a party to, other various pending or threatened legal actions. The Company believes that any ultimate liability arising from these actions will not have a significant impact on the future earnings of the Company.

    NOTE 12 - SUPPLEMENTAL CASH FLOW INFORMATION:

         The Company considers its holdings of highly liquid money market debt instruments to be cash equivalents if the securities mature within 90 days from the date of acquisition. These short-term investments were $2,240,000 at March 31, 1994, $18,347,000 at June 30, 1993, and $44,756,000 at June 30,
    1992.  There were no short-term investments at March 31, 1993.

         Net refunds of income taxes were $244,000 for the nine months ended March 31, 1994, $180,000 for the nine months ended March 31, 1993 (unaudited), $180,000 for the fiscal year ended June 30, 1993, $480,000 for the fiscal year ended June 30, 1992, and $3,086,000 for the fiscal year ended June 30, 1991. Payments of interest (net of amounts capitalized) were $3,439,000 for the nine months ended March 31, 1994, $3,789,000 for the nine months ended March 31, 1993 (unaudited), $5,266,000, $5,755,000 and
    $6,649,000, respectively, for the fiscal years ended June 30, 1993, 1992 and 1991.

         The increase in cash due to the changes in operating assets and liabilities consisted of the following:

    (Dollars in thousands)               March 31                  June 30
                                   --------------------  ---------------------------
                                     1994       1993       1993     1992       1991
                                   --------   ---------  --------  -------   -------
                                             (Unaudited)
    Accounts and notes receivable  $ (6,936)  $ (3,463)  $(2,052)  $ 1,914   $(7,320)
     Inventories                     (4,924)   (14,857)      740    (7,736)    3,959
    Prepaid expenses and other
      current assets                   (272)      (333)    1,949     3,386     3,365
     Accounts payable                (4,543)    (1,947)    3,764     7,983     2,916
     Accrued interest                   100       (112)     (483)     (130)     (321)
     Accrued liabilities              1,604     (2,458)   (1,216)      788        58
                                   --------   --------   -------   -------   -------
                                   $(14,971)  $(23,170)  $ 2,702   $ 6,205   $ 2,657
                                   ========   ========   =======   =======   =======

    Supplemental disclosures regarding non-cash financing and investing activities include the following:

                                              March 31                June 30
                                       --------------------  ---------------------------
    (Dollars in thousands)               1994       1993      1993      1992      1991
                                       --------   --------   -------   -------   -------
                                                (Unaudited)
    Capital expenditures made from
      restricted funds                 $  1,000   $  1,000   $ 1,000   $ 7,790   $ 4,934
    Net option proceeds deposited in
      restricted funds                        -   $  1,000   $ 1,000   $ 2,000   $ 9,967
    Capital expenditures financed by
      issuance of long-term debt              -          -         -   $   980         -
    Stock issued for consideration
      other than cash                  $     99   $    411   $   411   $   672         -
    Note payable converted to
      long-term debt                          -   $ 10,000   $10,000         -         -
    Accrued liability transferred
      to long-term liability           $  1,258          -         -         -         -
    Stock acquired by reducing
     shareholder's trade accounts
      receivable                              -          -         -         -   $ 3,720

    NOTE 13 - OTHER NON-CURRENT ASSETS:

    Other non-current assets are comprised of the following:

    (Dollars in thousands)                            June 30
                                      March 31   -----------------
                                        1994       1993      1992
                                      --------   -------   -------
    Receivable from NSI for
     contract payments                $ 13,829   $ 9,379   $ 5,384
    Other                                9,614     7,581     6,401
                                      --------   -------   -------
                                      $ 23,443   $16,960   $11,785
                                      ========   =======   =======

    NOTE 14 - OTHER LONG-TERM LIABILITIES:

    Other long-term liabilities are comprised of the following:

    (Dollars in thousands)
                                                                  June 30
                                                   March 31   ---------------
                                                     1994     1993     1992
                                                   --------  -------  -------

    Option proceeds                                 $13,967  $12,967  $11,967
    Accrual for closure of gypsum disposal area       5,922        -        -
    Other                                             6,875    5,656    3,583
                                                    -------  -------  -------
                                                    $26,764  $18,623  $15,550
                                                    =======  =======  =======

         On March 31, 1994, MPC charged to earnings $5,922,000 relating to the estimated cost of the future closure of the phosphogypsum disposal facility located at Pascagoula. In future years, MPC expects to record additional charges of approximately $3,000,000 related to the future closure of the facility. The current charge of $5,922,000 relates to the portion of the disposal facility utilized to date, and the estimated future charges of approximately $3,000,000 will be accrued over the estimated remaining life of the facility.

    NOTE 15 - DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

    Cash and Cash Equivalents
    -------------------------

         The carrying amount approximates fair value because of the short maturity of those instruments.

    Accounts Receivable and Payable
    -------------------------------

         The carrying amounts approximate fair value because of the short settlement periods of these instruments.

    Long-Term Debt
    --------------

         The fair value of the Company's long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

         The estimated fair values of the Company's financial instruments at March 31, 1994 are as follows:

    (Dollars in thousands)
                                                 Carrying    Fair
                                                  Amount     Value
                                                 --------   -------
         Cash and cash equivalents               $ 3,971    $ 3,971
         Long-term debt                          $48,950    $48,513

    NOTE 16 - INTEREST EXPENSE, NET:

    Interest expense, net of interest income, consisted of the following:

    (Dollars in thousands)
                                      March 31                 June 30
                                 -----------------   ---------------------------
                                    1994     1993      1993      1992      1991
                                 -------   -------   -------   -------   -------
                                         (Unaudited)
         Interest expense        $ 4,893   $ 4,710   $ 5,994   $ 6,523   $ 6,550
         Interest capitalized          -    (1,027)   (1,027)     (664)      (48)
         Interest income          (1,810)     (975)   (1,398)   (1,929)   (2,195)
                                 -------   -------   -------   -------   -------
                                 $ 3,083   $ 2,708   $ 3,569   $ 3,930   $ 4,307
                                 =======   =======   =======   =======   =======

    NOTE 17 - DISPOSITION OF NSI:

         On June 24, 1994, the Company closed a transaction whereby it will dispose of a majority of its interest in NSI effective June 30, 1994. This action was taken due to substantial losses incurred to date by NSI and the expectation of continuing losses. The transaction involves a transfer by the Company on June 30, 1994, of 70% of its economic interest in NSI to various individuals designated by the lessor. The Company will not retain any voting interest in NSI. The disposition of NSI will also allow the Company to focus its attention on its core fertilizer business.

         Under the terms of the transaction, the Company paid $19,000,000 to NSI in various forms including capital contributions, payments in liquidation of the Company's obligations under a newsprint purchase contract and certain tax-compensating payments pursuant to a tax-sharing agreement. Prior loans in the amount of approximately $14,000,000 made by the Company to NSI pursuant to a newsprint purchase contract between the Company and NSI were converted to capital. Pursuant to the transaction, the Company also purchased from NSI its CoBank common stock for a purchase price of $4,000,000. This stock is scheduled for redemption at the face amount by CoBank during the next five years.

         Subsequent to this transaction, the Company is accounting for its continuing interest in NSI using the cost method of accounting for investments. In connection therewith, the Company will write up to zero its investment in NSI as it will have no continuing obligation to fund any of NSI's future losses.

         The Company expects the overall impact of the disposition to have a net favorable impact on the Company's financial statements. However, until all of the relevant costs can be determined, the ultimate disposition will not be recorded in the Company's consolidated financial statements.

         To facilitate analysis, the accompanying summarized financial information of NSI for the nine months ended March 31, 1994 and 1993, and for the fiscal years ended June 30, 1993, 1992 and 1991 was as follows:

    (Dollars in thousands)         March 31   March 31    June 30    June 30    June 30
                                     1994       1993       1993       1992       1991
                                   ---------  ---------  ---------  ---------  ---------
                                            (Unaudited)
    BALANCE SHEETS:

    Current Assets                 $ 20,561   $ 18,076   $ 20,416   $ 18,698   $ 24,197
                                   ========   ========   ========   ========   ========
    Total Assets                   $ 56,282   $ 31,566   $ 33,938   $ 32,753   $ 38,468
                                   ========   ========   ========   ========   ========
    Current Liabilities            $ 27,085   $ 17,818   $ 15,048   $ 13,896   $  8,367
                                   ========   ========   ========   ========   ========
    Total Liabilities              $ 94,962   $ 71,678   $ 75,401   $ 56,325   $ 43,694
                                   ========   ========   ========   ========   ========
    Net Deficit                    $(38,680)  $(40,112)  $(41,463)  $(23,572)  $ (5,226)
                                   ========   ========   ========   ========   ========
    STATEMENTS OF OPERATIONS:

    Net Sales                      $ 70,481   $ 71,367   $ 97,293   $ 95,472   $106,073
                                   ========   ========   ========   ========   ========
    Loss Before Cumulative Effect
      of Change in Accounting
      Principle                    $(13,621)  $(16,540)  $(17,891)  $(18,346)  $ (8,653)
                                   ========   ========   ========   ========   ========
    Cumulative Benefit to
      July 1, 1993, of Change
      in Accounting for
      Deferred Income Taxes        $ 16,404   $      -   $      -   $      -   $      -
                                   ========   ========   ========   ========   ========
    Net Margins (Loss)             $  2,783   $(16,540)  $(17,891)  $(18,346)  $ (8,653)
                                   ========   ========   ========   ========   ========

    NOTE 18 - PLAN OF REORGANIZATION

         On June 28, 1994, the shareholder-members of the Company will vote upon a proposal to adopt a plan of reorganization pursuant to which the Company will merge with and into a newly created wholly owned subsidiary, the New Company, which is a non-cooperative Mississippi business corporation with one class of common stock. If the plan is approved, it will become effective July 1, 1994.

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution.

         All fees and expenses will be paid by the Company. The following expenses (other than the SEC and NASD fees) are estimated:


         SEC registration fee ..................................  $28,552
         NASD filing fee .......................................    8,780
         Nasdaq Stock Market's National Market application fee .   50,000
         Printing expenses .....................................      *
         Fees and expenses of counsel ..........................      *
         Fees and expenses of accountants ......................      *
         Transfer agent and registrar fees .....................      *
         Blue sky fees and expenses ............................      *
         Miscellaneous .........................................      *
                                                                  -------
            Total ..............................................  $   *
                                                                  =======

- --------------------------

*        To be filed by amendment.


ITEM 14. Indemnification of Directors and Officers.

         Under Mississippi law, a corporation may indemnify any person who was or is a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Mississippi law permits a corporation to indemnify any person referred to above against reasonable expenses incurred in connection with the defense or settlement of an action by or in the right of the corporation, provided that he has not been judged liable to the corporation. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made
(1) by a majority vote of a quorum of disinterested members of the board of directors and if a quorum of disinterested directors cannot be obtained, by vote of a majority of the members of a committee (the "Committee") composed of at least two disinterested directors and designated by the entire Board, or (2) by independent legal counsel if the disinterested directors or the Committee so direct, or (3) by the shareholders, provided that shares owned or controlled by interested directors do not count. Mississippi law also provides for the mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding.

         The Company's Articles of Incorporation provide for indemnification of the Company's directors to the fullest extent permitted by Mississippi law.

         The Company maintains liability insurance for the benefit of its directors and officers.

         Under the terms of the Underwriting Agreement, the Underwriters have agreed to indemnify, under certain conditions, the Company, its directors, certain of its officers and persons who control the Company within the meaning of the Securities Act of 1933, as amended (the "Securities Act") against certain liabilities.

ITEM 15. Recent Sales of Unregistered Securities.

         All of the Company's currently outstanding shares of Common Stock were issued in exchange for interests in the Cooperative pursuant to the Reorganization, including the exchange offer. See "The Reorganization" for a description of the terms of these issuances. These issuances were registered under the Securities Act of 1933, as amended, on Form S-4 (File No. 33-53119). All of the other shares issued by the Company to the Cooperative to facilitate the formation of the Company were cancelled in the Reorganization.

ITEM 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

EXHIBIT NUMBER                 DESCRIPTION
- --------------                 -----------

         1.        Underwriting Agreement

         3.1       Articles of Incorporation of the Company.

         3.3       By-laws of the Company.

         4.7 Specimen of the Company's 9 1/2% Subordinated Note Due July 1, 1999, (incorporated herein by reference to Exhibit 4.7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         4.8 Term Loan Agreement Number 6420 dated August 25, 1987, between the Company's subsidiary, Newsprint South, Inc., and Jackson Bank for Cooperatives (now National Bank for Cooperatives) in an amount not to exceed $4,700,000, as amended and restated by Amendment to Loan Agreement Number 6420(A) dated February 2, 1989, (incorporated herein by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 File No. 2-
                   7803).

         4.9 Line of Credit Agreement Number 6899 dated December 13, 1991, between the Company's subsidiary, Newsprint South, Inc., and National Bank for Cooperatives, for a revolving line of credit in an amount equal to the lesser of the Borrowing Base (as defined in Section 6 thereof) or $10,680,000, as amended by Amendment Number 6899(A) dated June 12, 1992, and Amendment Number 6899(B) dated December 18, 1992, which increased the line of credit to $10,992,000, (incorporated herein by reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K for the fiscal year ended on June 30, 1993, File No. 2-7803).

         4.10 Term Loan Agreement number 6939 dated October 19, 1992, between the Company's subsidiary, Mississippi Phosphates Corporation, and National Bank for Cooperatives and the Company as co-maker in an aggregate principal amount not to exceed $10,000,000, (incorporated herein by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         4.11 Line of Credit Agreement Number 6871 dated September 30, 1991, between the Company and National Bank for Cooperatives for a revolving line of credit in the amount of

                   $10,000,000, as amended by Amendment Number 6871(A) dated October 20, 1992, which increases the line of credit to $15,000,000, (incorporated herein by reference to Exhibit
                   4.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         4.12 Amendment Number 6392(A) dated November 2, 1987, and Amendment Number 6392(B) dated April 20, 1988, to Loan Agreement Number 6392 dated as of April 24, 1987, between the Company and the Jackson Bank for Cooperatives (now the National Bank for Cooperatives), (incorporated herein by reference to Exhibit 4.12 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         4.13 Loan Agreement Number 6392 dated as of April 24, 1987, between the Company and Jackson Bank for Cooperatives (now the National Bank for Cooperatives) in a principal amount not to exceed $35,000,000; (incorporated herein by reference to Exhibit 4.13 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1987, File No. 2-7803).

         4.14 Revolving Credit/Term Loan Agreement dated August 6, 1992, between the Company and NationsBank of Tennessee, purchaser of the Company's Series I Secured Note, Due June 30, 1999, in the aggregate principal amount of $20,000,000; filed as
                   Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

         4.15 Note Purchase Agreement dated as of December 26, 1989, between the Company and John Hancock Variable Life Insurance Company, purchaser of the Company's 9.97% Secured Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as an exhibit to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

         4.16 Twelfth Supplemental Indenture dated as of August 6, 1992, between the Company and Deposit Guaranty National Bank; filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

         4.17 Eleventh Supplemental Indenture dated as of July 16, 1990, between the Company and Deposit Guaranty National Bank, together with Exhibit A thereto, being an Agreement for Real Estate Purchase Option dated July 16, 1990, for the sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as Exhibit 4.2 to Amendment No. 1 of the Company's Report on Form 8 dated November 7, 1990, File No. 2-7803, and incorporated herein by reference thereto.

         4.18 Tenth Supplemental Indenture dated as of December 26, 1989, between the Company and Deposit Guaranty National Bank, together with Exhibit A thereto, being a Note Purchase Agreement dated as of December 26, 1989, between the Company and John Hancock Variable Life Insurance Company, purchaser of the Company's 9.97% Secured Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as
                   Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

         4.19 Ninth Supplemental Indenture dated as of February 23, 1988, between the Company and Deposit Guaranty National Bank; filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1988, File No. 2-7803, and incorporated herein by reference thereto.

         4.20 Eighth Supplemental Indenture dated as of May 15, 1983, between the Company and Deposit Guaranty National Bank; filed as Exhibit 4.1 to Post-Effective Amendment No. 3 to Registration Statement No. 2-71827 and incorporated herein by reference thereto.

         4.21 Seventh Supplemental Indenture dated as of October 1, 1979, between the Company and Deposit Guaranty National Bank; filed as Exhibit 2 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

         4.22 Sixth Supplemental Indenture dated as of September 1, 1979, between the Company and Deposit Guaranty National Bank, filed as Exhibit 3 to Post-Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

         4.23 Fifth Supplemental Indenture dated as of June 1, 1978, between the Company and Deposit Guaranty National Bank; filed as Exhibit 7 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1979, File No. 2-7803, and incorporated herein by reference thereto.

         4.24 Fourth Supplemental Indenture dated as of May 1, 1978, between the Company and Deposit Guaranty National Bank; filed as Exhibit 9 to Post-Effective Amendment No. 2 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

         4.25 Third Supplemental Indenture dated as of June 28, 1977, between the Company and Deposit Guaranty National Bank; filed as Exhibit 6 to Post-Effective Amendment No. 1 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

         4.26 Second Supplemental Indenture dated as of September 30, 1976, among the Company, New Orleans Bank for Cooperatives, John H. Farrelly and Deposit Guaranty National Bank; filed as Exhibit 6 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

         4.27 First Supplemental Indenture, dated as of September 7, 1976, among the Company, New Orleans Bank for Cooperatives, John H. Farrelly and Deposit Guaranty National Bank; filed as Exhibit 3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

         4.28 Note Purchase Agreement effective as of September 1, 1976, between the Company and the Purchasers of the Company's
                   9 1/2% Secured Notes, Series B, Due 1996, in the aggregate principal amount of $35,000,000, together with Exhibits A and B thereto; filed as Exhibit 2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

         4.29 Indenture dated as of May 1, 1989, between the Company and Sunburst Bank, as Trustee, for the issuance by the Company and 9 1/2% subordinated notes, due July 1, 1999, in the aggregate principal amount of $11,061,000; filed as Exhibit
                   4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989, File No. 7-2803, and incorporated herein by reference thereto.

          5.       Opinion re Legality.

         10.1 First Supplement to Lease Agreement dated as of June 30, 1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees, (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         10.2 Second Supplement to Lease Agreement dated as of July 15, 1992, to the Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Boston, and G. Patrick McEnroe, as Trustees, (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         10.3 Amendment of Agreement, effective as of July 1, 1993, to the Agreement entered into as of October 1, 1991, by the Company's subsidiary, Mississippi Phosphates Corporation, for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation, (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803)./1/

         10.4 Amendment to Joint Venture Agreement entered into by the Company and First Mississippi Corporation effective as of May 28, 1993, (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         10.5 Amendment to Products Withdrawal Agreement entered into by the Company and First Mississippi Corporation effective as of May 28, 1993, (incorporated herein by reference to Exhibit
                   10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

         10.6 Agreement effective as of October 1, 1991, by the Company's subsidiary, Mississippi Phosphates Corporation for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation; filed as Exhibit 10.1 to Amendment No. 1 to the Company's Report on Form 8 dated January 7, 1993, File No. 2-7803, and incorporated herein by reference thereto./2/

         10.7 Agreement made and entered into as of September 15, 1991, between Office Cherifien des Phosphates and Mississippi Phosphates Corporation for the sale and purchase of phosphate rock; filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File No. 2-7803, and incorporated herein by reference thereto./3/

- -----------------------

/1/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/2/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/3/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.7 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

         10.8 Lease Agreement dated as of September 28, 1989, among Newsprint South, Inc., The First National Bank of Boston, and
                   G. Patrick McEnroe, as Trustees; filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

         10.9 Agreement for Real Estate Purchase Option dated July 16, 1990, for the sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as an exhibit to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto./4/

         10.10 Power Contract dated as of June 27, 1988, between the Company's subsidiary, Newsprint South, Inc., and Tennessee Valley Authority, as supplemented by letter agreement dated June 27, 1988, filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989, File No. 2-7803, and incorporated herein by reference thereto.

         10.11 Gas Purchase and Sale Contract between the Company and Shell Western E&P Inc., dated as of January 1, 1986; filed as
                   Exhibit 10.6 to Amendment No. 1 of the Company's Report on Form 8 dated January 7, 1993, File No. 2-7803, and incorporated herein by reference thereto./5/

         10.12 Triad Chemical Joint Venture Agreement; filed as Exhibit G1 to Post-Effective Amendment No. 6 to Registration Statement No. 2-25041 and incorporated herein by reference thereto.

         10.13 Products Withdrawal Agreement dated June 3, 1968, between First Mississippi Corporation and MisCoa covering withdrawal of product from Triad Chemical; filed as Exhibit H to Post-Effective Amendment No. 7 to Registration Statement No. 2-25041 and incorporated herein by reference thereto.

         18.1 Preferability letter dated July 31, 1992, issued by Arthur Andersen & Co. to the Company to fulfill the requirements of Regulation S-K in connection with the Company's change in the method of reporting patronage refunds; filed as Exhibit 18.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorporated herein by reference thereto.

         21.1 List of subsidiaries of the Company, filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803, and incorporated herein by reference thereto.

         23.1      Consent of McDermott, Will & Emery (included in Exhibit 5).

         23.2      Consent of Arthur Andersen & Co.

         24        Power of Attorney (included on page II-8).

- -----------------------
/4/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.9 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/5/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.11 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

    (b) Financial Statement Schedules.

    Report of Independent Public Accountants

    Schedule V   Property, Plant and Equipment
    Schedule VI  Accumulated Depreciation, Depletion and Amortization of
                   Property, Plant and Equipment
    Schedule IX  Short-Term Borrowings
    Schedule X   Supplementary Income Statement Information

    ITEM 17.  Undertakings.

         (a) The undersigned Registrant hereby undertakes to provide to the Representatives of the Underwriters at the closings specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by such Representatives to permit prompt delivery to each purchaser.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (c) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act, (i) the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective and (ii) each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Yazoo City, State of Mississippi on July 14, 1994.

                                     Mississippi Chemical Corporation

                                      By   /s/ Charles O. Dunn
                                           ---------------------------
                                           Charles O. Dunn,
                                           President and Chief
                                           Executive Officer



                               POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles O. Dunn and Robert E. Jones and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (including his capacity as a director and/or officer of Mississippi Chemical Corporation) to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities and on the dates indicated:


         Signature                                  Title                                  Date
         ----------                                 ------                                 ----
/s/ Charles O. Dunn           President, Chief Executive Officer and Director          July 14, 1994
- ----------------------------  (Principal Executive Officer)
    Charles O. Dunn

/s/ William F. Hawkins        Senior Vice President - Finance and Administration       July 14, 1994
- ----------------------------  (Principal Financial Officer and Principal
    William F. Hawkins         Accounting Officer)


/s/ Coley L. Bailey           Chairman of the Board and Director                       July 14, 1994
- ----------------------------
    Coley L. Bailey

/s/ John Sharp Howie          Vice Chairman of the Board and Director                  July 14, 1994
- ----------------------------
    John Sharp Howie

/s/ John W. Anderson          Director                                                 July 14, 1994
- ----------------------------
    John W. Anderson

/s/ Frank R. Burnside, Jr.    Director                                                 July 14, 1994
- ----------------------------
    Frank R. Burnside, Jr.

                             (SIGNATURES CONTINUED)

/s/ W. R. Dyess               Director                                                 July 14, 1994
- -------------------------
    W. R. Dyess

/s/ Woods E. Eastland         Director                                                 July 14, 1994
- -------------------------
  Woods E. Eastland

/s/ G. David Jobe             Director                                                 July 14, 1994
- -------------------------
    G. David Jobe

/s/ George Penick             Director                                                 July 14, 1994
- -------------------------
    George Penick

/s/ David M. Ratcliffe        Director                                                 July 14, 1994
- -------------------------
    David M. Ratcliffe

/s/ Wayne Thames              Director                                                 July 14, 1994
- -------------------------
    Wayne Thames

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To Mississippi Chemical Corporation:

         We have audited in accordance with generally accepted auditing standards, the accompanying financial statements included in this Registration Statement, and have issued our report thereon dated June 27, 1994. Our audits were made for the purpose of forming an opinion on those statements taken as a whole. The schedules on pages II-11 through

 II-15 are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements, and in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.



                                             Arthur Andersen & Co.

Memphis, Tennessee,
June 27, 1994.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

                   SCHEDULE V - PROPERTY, PLANT AND EQUIPMENT
                   ------------------------------------------

                        THREE YEARS ENDED JUNE 30, 1993
                        -------------------------------


(Dollars in thousands)

                              Balance at
                              Beginning     Additions at    Retirements    Other Charges -    Balance at End
Classification (1)            of Period         Cost         or Sales       Add (Deduct)        of Period
- ------------------            ----------    ------------    -----------    -------------      --------------
1991:
  Mineral properties          $ 18,657      $   -0-         $   -0-        $    78  (2)       $ 18,735
  Land                           4,693          107              34          2,471  (2)          7,237
  Buildings                     21,203          298             698          1,486  (2)         22,289
  Machinery and equipment      244,051        4,140          17,163         19,065  (3)        250,093
  Construction in progress       1,710        5,873             -0-         (4,642) (2)          2,941
                              --------      -------         -------        --------           --------
                              $290,314      $10,418         $17,895        $18,458            $301,295
                              ========      =======         =======        ========           ========

1992:
  Mineral properties          $ 18,735      $   -0-         $   161            -0-            $ 18,574
  Land                           7,237          566             -0-            -0-               7,803
  Buildings                     22,289           42               3            249  (2)         22,577
  Machinery and equipment      250,093        6,661           2,583          5,462             259,633
  Construction in progress       2,941       25,443               4         (5,711) (2)         22,669
                              --------      -------         -------         -------           --------
                              $301,295      $32,712         $ 2,751         $  -0-            $331,256
                              ========      =======         =======         =======           ========

1993:
  Mineral properties          $ 18,574      $   -0-         $   -0-            -0-            $ 18,574
  Land                           7,803          350              59            -0-               8,094
  Buildings                     22,577           18             -0-          1,240  (2)         23,835
  Machinery and equipment      259,633        3,767             622         38,855  (2)        301,633
  Construction in progress      22,669       23,313             -0-        (40,095) (2)          5,887
                              --------      -------         -------        --------           --------
                              $331,256      $27,448         $   681        $   -0-            $358,023
                              ========      =======         =======        ========           ========


DEPRECIATION AND AMORTIZATION
- -----------------------------

The annual provisions to depreciation have been computed based on the following estimated useful lives:

    Buildings                12 - 33 years
    Machinery and equipment   3 - 20 years

(1) Amounts have been restated to exclude discontinued operations.

(2) Transfer construction in progress.

(3) Included in this is $18,458 representing the assets of the Pascagoula plant conveyed to the Company in lieu of foreclosure.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

       SCHEDULE VI - ACCUMULATED DEPRECIATION, DEPLETION AND AMORTIZATION
       ------------------------------------------------------------------

                        OF PROPERTY, PLANT AND EQUIPMENT
                        --------------------------------

                        THREE YEARS ENDED JUNE 30, 1993
                        -------------------------------


(Dollars in thousands)

                             Balance at     Additions
                             Beginning   Charged to Costs                 Other Charges -   Balance at End
Description (1)              of Period     and Expenses      Retirements    Add (Deduct)      of Period
- ---------------------------  ----------  ----------------    -----------   --------------   ---------------

1991:
  Mineral properties          $   1,613      $     116        $     -0-        $   -0-         $   1,729
  Buildings                      15,704            518              675            -0-            15,547
  Machinery and equipment       203,568          9,952           16,870            -0-           196,650
                              ---------      ---------        ---------        -------         ---------
                              $ 220,885      $  10,586        $  17,545        $   -0-         $ 213,926
                              =========      =========        =========        =======         =========

1992:
  Mineral properties          $   1,729      $     118        $     119        $   -0-         $   1,728
  Buildings                      15,547            775                3            -0-            16,319
  Machinery and equipment       196,650         11,139            2,230            -0-           205,559
                              ---------      ---------        ---------        -------         ---------
                              $ 213,926      $  12,032        $   2,352        $   -0-         $ 223,606
                              =========      =========        =========        =======         =========

1993:
  Mineral properties          $   1,728      $     117        $       8        $   -0-         $   1,837
  Buildings                      16,319            662              -0-            -0-            16,981
  Machinery and equipment       205,559         13,547              415            -0-           218,691
                              ---------      ---------        ---------        -------         ---------
                              $ 223,606      $  14,326        $     423        $   -0-         $ 237,509
                              =========      =========        =========        =======         =========





(1) Amounts have been restated to exclude discontinued operations.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

                      SCHEDULE IX - SHORT-TERM BORROWINGS
                      -----------------------------------


(Dollars in thousands)

                                                                        Maximum Amount      Average Amount       Weighted Average
Category of Aggregate           Balance at End of  Weighted Average   Outstanding at any  Outstanding During      Interest Rate
Short-Term Borrowings (1)             Period         Interest Rate         Month End        the Period (2)     During the Period (3)
- ------------------------------  -----------------  ----------------   ------------------  ------------------   ---------------------
JUNE 30, 1991

   Notes payable to banks           $   -0-            $  -0-              $   -0-            $   -0-                 $   -0-

JUNE 30, 1992

   Notes payable to banks (4)        13,500             6.63%                15,565             7,012                   6.61%

JUNE 30, 1993

   Notes payable to banks (4)         4,625             4.30%                13,500             8,402                   5.20%




(1)  Amounts have been restated to exclude discontinued operations.

(2) Average amount outstanding during the period is computed by dividing the total of daily outstanding principle balances by 365.

(3) Weighted average interest rate during the period is computed by dividing the actual short-term interest expense by the average short-term debt outstanding during the period.

(4) Notes payable in 1991-92 and 1992-93 were primarily related to borrowings for the Company's wholly-owned subsidiary, Mississippi Phosphates Corporation.

               MISSISSIPPI CHEMICAL CORPORATION AND SUBSIDIARIES
               -------------------------------------------------

            SCHEDULE X - SUPPLEMENTARY INCOME STATEMENT INFORMATION
            -------------------------------------------------------

(Dollars in thousands)

Column A                                                 Column B
- --------                                                 --------
Item                                                     Charged to Costs and Expenses
- ----                                                         Year Ended June 30    (1)

                                                                                 1993     1992     1991
                                                                                -------  -------  -------
Maintenance and repairs                                                         $18,548  $17,150  $13,009

Depreciation, depletion and amortization of property,
  plant and equipment and other intangible assets
                                                                                 14,444   12,094   10,586
Property taxes
                                                                                  1,555    1,523    1,324
Other taxes - other than income taxes and payroll taxes
                                                                                  1,218    1,190    1,005


(1)   Amounts have been restated to exclude discontinued operations.

                        Mississippi Chemical Corporation

                                 EXHIBIT INDEX

EXHIBIT                                                                                       PAGE
 NUMBER                                 DESCRIPTION                                          NUMBER
- -------                                 -----------                                          ------
 1.      Underwriting Agreement

 3.1     Articles of Incorporation of the Company.*

 3.3     By-laws of the Company.*

 4.7     Specimen of the Company's 9 1/2% Subordinated Note Due July 1, 1999,
         (incorporated herein by reference to Exhibit 4.7 to the Company's Annual
         Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-
         7803)

 4.8     Term Loan Agreement Number 6420 dated August 25, 1987, between the
         Company's subsidiary, Newsprint South, Inc., and Jackson Bank for
         Cooperatives (now National Bank for Cooperatives) in an amount not to exceed $4,700,000, as amended and restated by Amendment to Loan
         Agreement Number 6420(A) dated February 2, 1989, (incorporated herein by reference to Exhibit 4.8 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 File No. 2-7803).

 4.9     Line of Credit Agreement Number 6899 dated December 13, 1991, between the Company's subsidiary, Newsprint South, Inc., and National Bank for
         Cooperatives, for a revolving line of credit in an amount equal to the lesser of the Borrowing Base (as defined in Section 6 thereof) or $10,680,000, as amended by Amendment Number 6899(A) dated June 12, 1992, and
         Amendment Number 6899(B) dated December 18, 1992, which increased the line of credit to $10,992,000, (incorporated herein by reference to Exhibit 4.9 to the Company's Annual Report on Form 10-K for the fiscal year ended on
         June 30, 1993, File No. 2-7803).

 4.10    Term Loan Agreement number 6939 dated October 19, 1992, between the
         Company's subsidiary, Mississippi Phosphates Corporation, and National
         Bank for Cooperatives and the Company as co-maker in an aggregate principal amount not to exceed $10,000,000, (incorporated herein by reference to Exhibit 4.10 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

 4.11 Line of Credit Agreement Number 6871 dated September 30, 1991, between the Company and National Bank for Cooperatives for a revolving line of credit in the amount of $10,000,000, as amended by Amendment Number
         6871(A) dated October 20, 1992, which increases the line of credit to $15,000,000, (incorporated herein by reference to Exhibit 4.11 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
         1993, File No. 2-7803).

EXHIBIT                                                                                       PAGE
 NUMBER                                 DESCRIPTION                                          NUMBER
- -------                                 -----------                                          ------
 4.12    Amendment Number 6392(A) dated November 2, 1987, and Amendment
         Number 6392(B) dated April 20, 1988, to Loan Agreement Number 6392 dated as of April 24, 1987, between the Company and the Jackson Bank for
         Cooperatives (now the National Bank for Cooperatives), (incorporated herein by reference to Exhibit 4.12 to the Company's Annual Report on Form 10-K
         for the fiscal year ended June 30, 1993, File No. 2-7803).

 4.13    Loan Agreement Number 6392 dated as of April 24, 1987, between the
         Company and Jackson Bank for Cooperatives (now the National Bank for
         Cooperatives) in a principal amount not to exceed $35,000,000; (incorporated herein by reference to Exhibit 4.13 to the Company's Annual Report on
         Form 10-K for the fiscal year ended June 30, 1987, File No. 2-7803).

 4.14    Revolving Credit/Term Loan Agreement dated August 6, 1992, between the
         Company and NationsBank of Tennessee, purchaser of the Company's Series
         I Secured Note, Due June 30, 1999, in the aggregate principal amount of
         $20,000,000; filed as Exhibit 4.1 to the Company's Annual Report on Form
         10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

 4.15    Note Purchase Agreement dated as of December 26, 1989, between the
         Company and John Hancock Variable Life Insurance Company, purchaser of the Company's 9.97% Secured Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as an exhibit to Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
         1990, File No. 2-7803, and incorporated herein by reference thereto.

 4.16    Twelfth Supplemental Indenture dated as of August 6, 1992, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 4.3 to the
         Company's Annual Report on Form 10-K for the fiscal year ended June 30,
         1992, File No. 2-7803, and incorporated herein by reference thereto.

 4.17    Eleventh Supplemental Indenture dated as of July 16, 1990, between the
         Company and Deposit Guaranty National Bank, together with Exhibit A thereto, being an Agreement for Real Estate Purchase Option dated July 16,
         1990, for the sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as Exhibit 4.2 to Amendment No. 1 of the Company's Report on Form 8 dated November 7, 1990, File No. 2-7803, and incorporated herein by reference thereto.

 4.18    Tenth Supplemental Indenture dated as of December 26, 1989, between the
         Company and Deposit Guaranty National Bank, together with Exhibit A thereto, being a Note Purchase Agreement dated as of December 26, 1989, between the Company and John Hancock Variable Life Insurance Company, purchaser of the Company's 9.97% Secured Notes, Series H, Due 1999, in the aggregate principal amount of $6,000,000; filed as Exhibit 4.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
         1990, File No. 2-7803, and incorporated herein by reference thereto.

EXHIBIT                                                                                       PAGE
 NUMBER                                 DESCRIPTION                                          NUMBER
- -------                                 -----------                                          ------
 4.19    Ninth Supplemental Indenture dated as of February 23, 1988, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 4.1 to the
         Company's Annual Report on Form 10-K for the fiscal year ended June 30,
         1988, File No. 2-7803, and incorporated herein by reference thereto.

 4.20    Eighth Supplemental Indenture dated as of May 15, 1983, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 4.1 to Post-
         Effective Amendment No. 3 to Registration Statement No. 2-71827 and incorporated herein by reference thereto.

 4.21    Seventh Supplemental Indenture dated as of October 1, 1979, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 2 to Post-
         Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

 4.22    Sixth Supplemental Indenture dated as of September 1, 1979, between the
         Company and Deposit Guaranty National Bank, filed as Exhibit 3 to Post-
         Effective Amendment No. 3 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

 4.23    Fifth Supplemental Indenture dated as of June 1, 1978, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 7 to the
         Company's Annual Report on Form 10-K for the fiscal year ended June 30,
         1979, File No. 2-7803, and incorporated herein by reference thereto.

 4.24    Fourth Supplemental Indenture dated as of May 1, 1978, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 9 to Post-
         Effective Amendment No. 2 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

 4.25    Third Supplemental Indenture dated as of June 28, 1977, between the
         Company and Deposit Guaranty National Bank; filed as Exhibit 6 to Post-
         Effective Amendment No. 1 to Registration Statement No. 2-57390 and incorporated herein by reference thereto.

 4.26    Second Supplemental Indenture dated as of September 30, 1976, among the
         Company, New Orleans Bank for Cooperatives, John H. Farrelly and Deposit
         Guaranty National Bank; filed as Exhibit 6 to Registration Statement No. 2-
         57390 and incorporated herein by reference thereto.

 4.27    First Supplemental Indenture, dated as of September 7, 1976, among the
         Company, New Orleans Bank for Cooperatives, John H. Farrelly and Deposit
         Guaranty National Bank; filed as Exhibit 3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File No. 2-7803, and incorporated herein by reference thereto.

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EXHIBIT                                                                                       PAGE
 NUMBER                                 DESCRIPTION                                          NUMBER
- -------                                 -----------                                          ------
 4.28    Note Purchase Agreement effective as of September 1, 1976, between the
         Company and the Purchasers of the Company's 9 1/2% Secured Notes,
         Series B, Due 1996, in the aggregate principal amount of $35,000,000, together with Exhibits A and B thereto; filed as Exhibit 2 to the Company's
         Annual Report on Form 10-K for the fiscal year ended June 30, 1976, File
         No. 2-7803, and incorporated herein by reference thereto.

 4.29    Indenture dated as of May 1, 1989, between the Company and Sunburst
         Bank, as Trustee, for the issuance by the Company and 9 1/2% subordinated notes, due July 1, 1999, in the aggregate principal amount of $11,061,000;
         filed as Exhibit 4.1 to the Company's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1989, File No. 7-2803, and incorporated herein by reference thereto.

 5       Opinion re Legality.*

10.1     First Supplement to Lease Agreement dated as of June 30, 1992, to the
         Lease Agreement dated as of September 28, 1989, among Newsprint South,
         Inc., The First National Bank of Boston, and G. Patrick McEnroe, as
         Trustees, (incorporated herein by reference to Exhibit 10.1 to the Company's
         Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File
         No. 2-7803).

10.2     Second Supplement to Lease Agreement dated as of July 15, 1992, to the
         Lease Agreement dated as of September 28, 1989, among Newsprint South,
         Inc., The First National Bank of Boston, and G. Patrick McEnroe, as
         Trustees, (incorporated herein by reference to Exhibit 10.2 to the Company's
         Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File
         No. 2-7803).

10.3     Amendment of Agreement, effective as of July 1, 1993, to the Agreement entered into as of October 1, 1991, by the Company's subsidiary, Mississippi
         Phosphates Corporation, for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation, (incorporated herein by reference to Exhibit 10.3 to the Company's Annual Report on
         Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803)./1/

10.4 Amendment to Joint Venture Agreement entered into by the Company and First Mississippi Corporation effective as of May 28, 1993, (incorporated herein by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-7803).

- -----------------------
/1/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.3 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

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
EXHIBIT                                                                                       PAGE
 NUMBER                                 DESCRIPTION                                          NUMBER
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
10.5     Amendment to Products Withdrawal Agreement entered into by the
         Company and First Mississippi Corporation effective as of May 28, 1993,
         (incorporated herein by reference to Exhibit 10.5 to the Company's Annual
         Report on Form 10-K for the fiscal year ended June 30, 1993, File No. 2-
         7803).

10.6 Agreement effective as of October 1, 1991, by the Company's subsidiary, Mississippi Phosphates Corporation for the exclusive distribution of diammonium phosphate produced by Mississippi Phosphates Corporation;
         filed as Exhibit 10.1 to Amendment No. 1 to the Company's Report on Form
         8 dated January 7, 1993, File No. 2-7803, and incorporated herein by reference thereto./2/

10.7     Agreement made and entered into as of September 15, 1991, between Office
         Cherifien des Phosphates and Mississippi Phosphates Corporation for the
         sale and purchase of phosphate rock; filed as Exhibit 10.1 to the Company's
         Annual Report on Form 10-K for the fiscal year ended June 30, 1991, File
         No. 2-7803, and incorporated herein by reference thereto./3/

10.8     Lease Agreement dated as of September 28, 1989, among Newsprint South,
         Inc., The First National Bank of Boston, and G. Patrick McEnroe, as
         Trustees; filed as Exhibit 10.1 to the Company's Annual Report on Form 10-
         K for the fiscal year ended June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

10.9     Agreement for Real Estate Purchase Option dated July 16, 1990, for the sale of the Company's Hardee County, Florida, property and underlying phosphate reserves; filed as an exhibit to Exhibit 4.2 to the Company's
         Annual Report on Form 10-K for the fiscal year ended June 30, 1990, File
         No. 2-7803, and incorporated herein by reference thereto./4/

10.10    Power Contract dated as of June 27, 1988, between the Company's subsidiary, Newsprint South, Inc., and Tennessee Valley Authority, as
         supplemented by letter agreement dated June 27, 1988, filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended
         June 30, 1990, File No. 2-7803, and incorporated herein by reference thereto.

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/2/  Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.6 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/3/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.7 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

/4/ Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.9 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

EXHIBIT                                                                                       PAGE
 NUMBER                                 DESCRIPTION                                          NUMBER
- -------                                 -----------                                          ------
10.11    Gas Purchase and Sale Contract between the Company and Shell Western
         E&P Inc., dated as of January 1, 1986; filed as Exhibit 10.6 to Amendment
         No. 1 of the Company's Report on Form 8 dated January 7, 1993, File No. 2-
         7803, and incorporated herein by reference thereto./5/

10.12    Triad Chemical Joint Venture Agreement; filed as Exhibit G1 to Post-
         Effective Amendment No. 6 to Registration Statement No. 2-25041 and incorporated herein by reference thereto.

10.13    Products Withdrawal Agreement dated June 3, 1968, between First
         Mississippi Corporation and MisCoa covering withdrawal of product from Triad Chemical; filed as Exhibit H to Post-Effective Amendment No. 7 to
         Registration Statement No. 2-25041 and incorporated herein by reference thereto.

18.1     Preferability letter dated July 31, 1992, issued by Arthur Andersen & Co. to the Company to fulfill the requirements of Regulation S-K in connection with the Company's change in the method of reporting patronage refunds; filed as
         Exhibit 18.1 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1992, File No. 2-7803, and incorporated herein by reference thereto.

21.1     List of subsidiaries of the Company, filed as Exhibit 21.1 to the Company's
         Annual Report on Form 10-K for the fiscal year ended June 30, 1993, File
         No. 2-7803, and incorporated herein by reference thereto.

23.1     Consent of McDermott, Will & Emery (included in Exhibit 5).*
23.2     Consent of Arthur Andersen & Co.                                                    [   ]
24       Power of Attorney (included on page II-9).                                          [   ]

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/5/  Pursuant to the Securities Exchange Act of 1934, Rule 24b-2, confidential portions of Exhibit 10.11 have been deleted and filed separately with the Commission pursuant to a request for confidential treatment.

*    To be filed by Amendment.